UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to _________ Commission File No. 0-13660 Seacoast Banking Corporation of Florida (Exact Name of Registrant as Specified in its Charter) Florida 59-2260678 (State or Other Jurisdiction of Incorporation or Organization) (I.R.S. Employer Identification No.) 815 Colorado Avenue, Stuart FL 34994 (Address of Principal Executive Offices) (Zip Code) (772) 287-4000 (Registrant’s Telephone Number, Including Area Code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock SBCF NASDAQ Global Select Market Securities registered pursuant to Section 12(g) of the Act: None. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No The aggregate market value of Seacoast Banking Corporation of Florida common stock, par value $0.10 per share, held by non- affiliates, computed by reference to the price at which the stock was last sold on June 30, 2023, as reported on the NASDAQ Global Select Market, was $1,880,407. The number of shares outstanding of Seacoast Banking Corporation of Florida common stock, par value $0.10 per share, as of January 31, 2024, was 84,889,092. DOCUMENTS INCORPORATED BY REFERENCE Certain portions of the registrant’s Proxy Statement for the 2024 Annual Meeting of Shareholders (the “2024 Proxy Statement”) are incorporated by reference into Part III, Items 10 through 14 of this report. Other than those portions of the 2024 Proxy Statement specifically incorporated by reference herein pursuant to Items 10 through 14, no other portions of the 2024 Proxy Statement shall be deemed so incorporated.

TABLE OF CONTENTS Part I 5 Item 1. Business 5 Item 1A. Risk Factors 15 Item 1B. Unresolved Staff Comments 27 Item 1C. Cybersecurity 27 Item 2. Properties 29 Item 3. Legal Proceedings 29 Item 4. Mine Safety Disclosures 29 Part II 29 Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 29 Item 6. [Reserved] 30 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 30 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 53 Item 8. Financial Statements and Supplementary Data 65 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 125 Item 9A. Controls and Procedures 125 Item 9B. Other Information 126 Part III 126 Item 10. Directors, Executive Officers and Corporate Governance 126 Item 11. Executive Compensation 126 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 127 Item 13. Certain Relationships and Related Transactions, and Director Independence 127 Item 14. Principal Accountant Fees and Services 127 Part IV 127 Item 15. Exhibits, Financial Statement Schedules 127 Item 16. Form 10-K Summary 131

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SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS Certain statements made or incorporated by reference herein which are not statements of historical fact, including those under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere herein, are “forward-looking statements” within the meaning, and protections, of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, and intentions about future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company's control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) or its wholly-owned banking subsidiary, Seacoast National Bank (“Seacoast Bank”), to be materially different from those set forth in the forward-looking statements. All statements other than statements of historical fact could be forward-looking statements. You can identify these forward- looking statements through the use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “support,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “further,” “plan,” “point to,” “project,” “could,” “intend,” “target” or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: • The impact of current and future economic and market conditions generally (including seasonality) and in the financial services industry, nationally and within Seacoast’s primary market areas, including the effects of inflationary pressures, changes in interest rates, slowdowns in economic growth, and the potential for high unemployment rates, as well as the financial stress on borrowers and changes to customer and client behavior and credit risk as a result of the foregoing; • Potential impacts of adverse developments in the banking industry highlighted by high-profile bank failures, including impacts on customer confidence, deposit outflows, liquidity and the regulatory response thereto (including increases in the cost of our deposit insurance assessments), the Company's ability to effectively manage its liquidity risk and any growth plans, and the availability of capital and funding; • Governmental monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve, as well as legislative, tax and regulatory changes, including those that impact the money supply and inflation; • The risks of changes in interest rates on the level and composition of deposits (as well as the cost of, and competition for, deposits), loan demand, liquidity and the values of loan collateral, securities, and interest rate sensitive assets and liabilities; • Interest rate risks (including the impact of interest rates on macroeconomic conditions, customer and client behavior, and on our net interest income), sensitivities, and the shape of the yield curve; • Changes in accounting policies, rules, and practices; • Changes in retail distribution strategies, customer preferences and behavior generally and as a result of economic factors, including heightened inflation; • Changes in the availability and cost of credit and capital in the financial markets; • Changes in the prices, values and sales volumes of residential and commercial real estate, especially as they relate to the value of collateral supporting the Company’s loans; • The Company’s concentration in commercial real estate loans and in real estate collateral in Florida; • Seacoast's ability to comply with any regulatory requirements; • The effects of problems encountered by other financial institutions that adversely affect Seacoast or the banking industry, including bank failures; • Inaccuracies or other failures from the use of models, including the failure of assumptions and estimates, as well as differences in, and changes to, economic, market and credit conditions; 3

• The impact on the valuation of Seacoast’s investments due to market volatility or counterparty payment risk, as well as the effect of a decline in stock market prices on our fee income from our wealth management business; • Statutory and regulatory dividend restrictions; increases in regulatory capital requirements for banking organizations generally; • The risks of mergers, acquisitions and divestitures, including Seacoast’s ability to continue to identify acquisition targets, successfully acquire and integrate desirable financial institutions and realize expected revenues and revenue synergies; • Changes in technology or products that may be more difficult, costly, or less effective than anticipated; • The Company’s ability to identify and address increased cybersecurity risks, including those impacting vendors and other third parties which may be exacerbated by recent developments in generative artificial intelligence; • Fraud or misconduct by internal or external parties, which Seacoast may not be able to prevent, detect or mitigate; • Inability of Seacoast’s risk management framework to manage risks associated with the Company’s business; • Dependence on key suppliers or vendors to obtain equipment or services for the business on acceptable terms, including the impact of supply chain disruptions; • Reduction in or the termination of Seacoast’s ability to use the online- or mobile-based platform that is critical to the Company’s business growth strategy; • The effects of war or other conflicts, including the impacts related to or resulting from Russia’s military action in Ukraine and the escalating conflicts in the Middle East, acts of terrorism, natural disasters, including hurricanes in the Company's footprint, health emergencies, epidemics or pandemics, or other catastrophic events that may affect general economic conditions and/or increase costs, including, but not limited to, property and casualty and other insurance costs; • Unexpected outcomes of, and the costs associated with, existing or new litigation involving the Company; • Seacoast’s ability to maintain adequate internal controls over financial reporting; • Potential claims, damages, penalties, fines and reputational damage resulting from pending or future litigation, regulatory proceedings and enforcement actions; • The risks that deferred tax assets could be reduced if estimates of future taxable income from the Company’s operations and tax planning strategies are less than currently estimated, the results of tax audit findings, challenges to our tax positions, or adverse changes or interpretations of tax laws; • The effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, non-bank financial technology providers, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions; • The failure of assumptions underlying the establishment of reserves for expected credit losses; • Risks related to, and the costs associated with, environmental, social and governance ("ESG") matters, including the scope and pace of related rulemaking activity; • A deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the debt ceiling and the federal budget; • The risk that the regulatory environment may not be conducive to or may prohibit the consummation of future mergers and/or business combinations, may increase the length of time and amount of resources required to consummate such transactions, and may reduce the anticipated benefit; • The risk that balance sheet, revenue growth, and loan growth expectations may differ from actual results; and • Other factors and risks described under “Risk Factors” herein and in any of the Company's subsequent reports filed with the SEC and available on its website at www.sec.gov. 4

All written or oral forward-looking statements that are made or are attributable to Seacoast are expressly qualified in their entirety by this cautionary notice. The Company assumes no obligation to update, revise or correct any forward-looking statements that are made from time to time, either as a result of future developments, new information or otherwise, except as may be required by law. Part I Item 1. Business General Information Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) is a financial holding company, incorporated in Florida in 1983, and registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Its principal subsidiary is Seacoast National Bank, a wholly-owned national banking association (“Seacoast Bank”), which commenced its operations in 1933. As of December 31, 2023, Seacoast had total consolidated assets of $14.6 billion, total deposits of $11.8 billion, total consolidated liabilities, including deposits, of $12.5 billion and consolidated shareholders’ equity of $2.1 billion. Seacoast has grown to be one of the largest regional banks headquartered in Florida, with an expanding presence in the state's fastest growing markets, each of which has unique characteristics and opportunities. This growth has been achieved through a balanced strategy consisting of organic growth and opportunistic acquisitions. The Company provides integrated financial services including commercial and retail banking, wealth management, mortgage and insurance services to customers through advanced online and mobile banking solutions, and through Seacoast Bank's network of 77 traditional branches. The Company’s legal structure includes wholly-owned subsidiaries through which the Company manages investments and foreclosed properties. Through one of these subsidiaries, Seacoast Bank has a controlling interest in a real estate investment trust (“REIT”). Unrelated investors own a non-controlling interest in the preferred stock of the REIT. Seacoast Bank provides brokerage and annuity services through an affiliation with a third party broker/dealer, LPL Financial. Seacoast Insurance Services, Inc. and Nature Coast Insurance, Inc., each a wholly-owned subsidiary of Seacoast, facilitate access for the Company to provide customers with a range of insurance products. The Company also operates seven trusts, formed for the purpose of issuing trust preferred securities, as described in Note 9 – “Borrowings” in Item 8 of this Form 10-K. Available Information The Company's principal offices are located at 815 Colorado Avenue, Stuart, Florida 34994, and the telephone number at that address is (772) 287-4000. The Company and Seacoast Bank maintain websites at www.seacoastbanking.com and www.seacoastbank.com, respectively. The information on these websites is not part of this report and neither of these websites nor the information appearing on these websites is included or incorporated in this report. Seacoast makes available, free of charge on its corporate website, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Also available on the Company's website are its Code of Conduct, Corporate Governance Guidelines, the charter of each active committee of the Board of Directors, and other materials outlining the Company's corporate governance practices. Market and Competition Seacoast has continued expanding the franchise and strengthening its competitive position throughout Florida with acquisitions and new market launches, adding to its footprint in the state’s fastest growing markets. In January 2023, Seacoast completed the acquisition of Professional Holding Corp. (“Professional”), which further expanded Seacoast’s presence in the tri-county South Florida market, which includes Miami-Dade, Broward, and Palm Beach counties, Florida’s largest metropolitan statistical area ("MSA") and the 8th largest MSA in the nation. In 2022, Seacoast completed the acquisitions of Sabal Palm Bancorp, Inc. ("Sabal Palm"), creating a presence in the desirable Sarasota market, Business Bank of Florida Corp. ("BBFC"), supporting continued growth in Brevard County, Drummond Banking Company ("Drummond") expanding the footprint into North Florida, including Ocala and Gainesville, and Apollo Bancshares, Inc. ("Apollo"), adding presence in Miami-Dade county. Also in the past two years, Seacoast entered the Naples and Jacksonville markets. 5

Seacoast operates in a highly competitive environment, and Seacoast Bank's competition includes not only other banks, but also various other non-bank financial institutions, including savings and loan associations, credit unions, mortgage companies, personal and commercial financial companies, peer-to-peer lending businesses, financial technology companies ("fintechs"), investment brokerage and financial advisory firms and mutual fund companies. Seacoast Bank competes for deposits, commercial, fiduciary and investment services and various types of loans and other financial services. Seacoast Bank also competes for interest-bearing funds with other financial intermediaries, including brokerage and insurance firms, as well as investment alternatives, including mutual funds, governmental and corporate bonds, and other securities. Continued consolidation, rapid technological changes, and regulatory developments within the financial services industry will likely change the nature and intensity of competition, but should also create opportunities for the Company to demonstrate and leverage its competitive advantages. Competitors include not only financial institutions based in Florida, but also large out-of-state and foreign banks, bank holding companies and other financial institutions that have an established market presence in Florida or that offer internet-based products. Many of the Company's competitors are engaged in local, regional, national and international operations and have greater assets, personnel and other resources. Some of these competitors are subject to less regulation and/or more favorable tax treatment. Many of these institutions have greater resources, broader geographic markets and higher lending limits, and may offer services that the Company does not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic and other technology. To offset these potential competitive disadvantages, the Company depends on its reputation for superior service, ability to make credit and other business decisions quickly, and the delivery of an integrated distribution of traditional branches and bankers, with digital technology. Human Capital As of December 31, 2023, the Company and its subsidiaries employed 1,541 full time-equivalent employees. Our associates are not represented by a collective bargaining agreement and we believe our relationship with our associates is strong. Professional Development and Employee Engagement Seacoast offers comprehensive training and development programs to provide professional growth opportunities and career paths, and offers tuition reimbursement to promote continued professional education. The Seacoast Manager Excellence Program supports associates as they progress from individual contributor to manager, focusing on creating purpose, driving results, developing talent, and leading change. To ensure that we are meeting associates’ expectations, we conduct an Employee Engagement Survey each year. The results of the survey and the process of continuous improvement are discussed with the Board at least annually. In 2023, 97% of associates participated in the annual engagement survey, with the overall associate engagement score increasing two percentage points to 85%, which is 9% higher than the Banking industry and 8% higher than the Finance industry benchmarks. Diversity and Inclusion We strive to create an atmosphere where all associates feel welcome and confident bringing their whole self to work. Inclusion, respect, and fairness live at the core of our Company culture, and we believe the diversity of our associate base and of the communities we serve makes us stronger. We believe each associate has a unique perspective that is valuable to our Company, our customers, and our communities. As part of the many things we do to support our associates and their families, we have established five Associate Resource Groups (“ARGs”): LGBT+, Military Outreach, Women Mean Business, Black Associates and Allies Network (“BAAN”), and Latin American and Hispanic Associates, called Unidos. The Company places a high value on inclusion, engaging employees in our ARG programs, which are each sponsored by a senior executive leader and are comprised of associates with diverse backgrounds, experiences or characteristics who share a common interest in professional development, improving corporate culture and delivering sustained business results. For the past several years, Seacoast Bank has been named among the "Best Banks to Work For" by American Banker and has repeatedly been recognized as a best place to work for LGBTQ equality. In addition, during 2023, Seacoast was recognized among Fortune's Best Workplaces for Women and has been certified by Great Place to Work for 2023. Associate Health and Well-Being We strive to offer competitive compensation and employee benefits including, among others, paid vacation time, medical, dental and vision insurance benefits, 401(k) plan with company match, and an employee stock purchase plan. Seacoast also provides access to a variety of resources to address personal and financial health and wellness. Comprehensive Employee Assistance Plan ("EAP") resources are accessible to all associates, addressing a wide range of topics from substance abuse to 6 child and elder care resources. Associates are encouraged to balance their physical fitness with their work life, with a Company reimbursement for a portion of fitness center memberships. We also offer financial planning resources for help with student debt, retirement planning and one-on-one financial planning sessions to all associates. Supervision and Regulation The Company is extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect the Company or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company’s and Seacoast Bank’s business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on the Company and Seacoast Bank, are difficult to predict. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to the Company or Seacoast Bank. Changes in applicable laws, regulations or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on the Company's and Seacoast Bank’s business, operations, and earnings. Supervision and regulation of banks, their holding companies and affiliates is intended primarily for the protection of depositors and customers, the Deposit Insurance Fund (“DIF”) of the Federal Deposit Insurance Corporation (“FDIC”), and the U.S. banking and financial system rather than protection for the holders of the Company's capital stock. Regulation of the Company: The Company is registered as a bank holding company with the FRB under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and has elected to be a financial holding company. As such, the Company is subject to comprehensive supervision and regulation by the Federal Reserve and to its regulatory reporting requirements. Federal law subjects financial holding companies, such as Seacoast, to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company. If we become subject to and are unable to comply with the terms of any future regulatory actions or directives, supervisory agreements, or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly including consent orders, prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common and preferred stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock. Activity Limitations: As a financial holding company, Seacoast is permitted to engage directly or indirectly in a broader range of activities than those permitted for a bank holding company. Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks and certain other activities determined by the Federal Reserve to be closely related to banking. Financial holding companies may also engage in activities that are considered to be financial in nature, as well as those incidental or, if so determined by the FRB, complementary to financial activities. The Company and Seacoast Bank must each remain “well-capitalized” and “well-managed” and Seacoast Bank must receive a Community Reinvestment Act (“CRA”) rating of at least “Satisfactory” at its most recent examination in order for the Company to maintain its status as a financial holding company. In addition, the FRB has the power to order a financial holding company or its subsidiaries to terminate any non-banking activity or terminate its ownership or control of any non-bank subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that financial holding company. As further described below, each of the Company and Seacoast Bank is well-capitalized as of December 31, 2023, and Seacoast Bank achieved a rating of “Outstanding” in its most recent CRA evaluation. Source of Strength Obligations: As a bank holding company, we are required to act as a source of financial and managerial strength to Seacoast Bank and to maintain resources adequate to support it. The term “source of financial strength” means the ability to provide financial assistance in the event of financial distress. As regulator of Seacoast Bank, the Office of the Comptroller of the Currency (the “OCC”) may require reports from the Company to assess its ability to serve as a source of strength and the FRB may enforce compliance with the source of strength requirements and require the Company to provide financial assistance to Seacoast Bank in the event of financial distress. 7

Acquisitions: The BHC Act permits acquisitions of banks by bank holding companies, such that Seacoast and any other bank holding company, whether located in Florida or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentages, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the FRB before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The FRB may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction meeting the convenience and needs of the community to be served. The FRB is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the CRA; and (4) the effectiveness of the companies in combating money laundering. Change in Control: Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the FRB before acquiring control of any bank holding company, such as Seacoast, and the OCC before acquiring control of any national bank, such as Seacoast Bank. Upon receipt of such notice, the bank regulatory agencies may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires the power to vote 10% or more of the Company's outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of the Company's stock. Governance and Financial Reporting Obligations: Seacoast is required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the Securities and Exchange Commission (the “SEC”), the Public Company Accounting Oversight Board (the “PCAOB”), and the NASDAQ Global Select Market (“NASDAQ”) stock exchange. In particular, the Company is required to include management and independent registered public accounting firm reports on internal controls as part of its Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. The Company has evaluated its controls, including compliance with the SEC rules on internal controls, and has and expects to continue to spend significant amounts of time and money on compliance with these rules. Failure to comply with these internal control rules may materially adversely affect the Company's reputation, its ability to obtain the necessary certifications to financial statements, and the value of the Company's securities. The assessments of the Company's financial reporting controls as of December 31, 2023 are included in this report under “Item 9A. Controls and Procedures.” Corporate Governance: The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) addressed many investor protection, corporate governance, and executive compensation matters that affect most U.S. publicly traded companies. The Dodd-Frank Act: (1) granted shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhanced independence requirements for Compensation Committee members; and (3) required companies listed on national securities exchanges to adopt incentive-based compensation claw-back policies for executive officers. Incentive Compensation: The Dodd-Frank Act required the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The federal banking agencies issued proposed rules in 2011 and issued guidance on sound incentive compensation policies. In 2016, the federal banking agencies also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2023, these rules have not been implemented. The Company and Seacoast Bank have undertaken efforts to ensure that their incentive compensation plans do not encourage inappropriate risks and that policies are in place to provide for recovery (i.e., "clawback") of erroneously awarded incentive compensation, consistent with three key principles: that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance. 8

Shareholder Say-On-Pay Votes: The Dodd-Frank Act requires public companies to provide shareholders with an advisory vote on executive compensation (known as say-on-pay votes), the frequency of a say-on-pay vote, and the golden parachutes available to executives in connection with change-in-control transactions. Public companies must give shareholders the opportunity to vote on say-on-pay proposals at least every three years and the opportunity to vote on the frequency of say-on- pay votes at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially. The Company has annually included in the proxy statement a separate advisory vote on the compensation paid to executives. The say-on-pay, the say-on-parachute and the say-on-frequency votes are advisory and explicitly nonbinding and cannot override a decision of the Company's board of directors. Volcker Rule: Section 13 of the BHC Act, commonly referred to as the “Volcker Rule,” generally prohibits banking organizations with greater than $10 billion in assets from (i) engaging in certain proprietary trading, and (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund,” all subject to certain exceptions. The Volcker Rule also specifies certain limited activities in which bank holding companies and their subsidiaries may continue to engage and requires banking organizations to implement compliance programs. The Company became subject to the Volcker Rule effective January 1, 2024, and this had no material effect on the Company's activities or operations. Other Regulatory Matters: The Company and its subsidiaries are also subject to oversight by the SEC, the PCAOB, the NASDAQ stock exchange and various state securities and insurance regulators. The Company and its subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators and other regulatory authorities, concerning business practices. Such requests are considered incidental to the normal conduct of business. Capital Requirements: The Company and Seacoast Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the FRB and OCC may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution’s exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution’s ability to manage those risks are important factors that are to be taken into account in assessing an institution’s overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on the Company's and Seacoast Bank's capital levels. The Company and Seacoast Bank are subject to the following risk-based capital ratios: a common equity Tier 1 (“CET1”) risk- based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock, plus retained earnings, and certain qualifying minority interests, less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt, other preferred stock and certain hybrid capital instruments, and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, “high volatility” commercial real estate, past due assets, structured securities and equity holdings. The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies is 4%. In addition, the capital rules require a capital conservation buffer of 2.5% above each of the minimum risk-based capital ratio requirements (CET1, Tier 1 and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction. The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), among other things, requires the federal bank regulatory agencies to take “prompt corrective action” regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized”. A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified. FDICIA generally prohibits a depository institution from making any capital 9 distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized.

To be well-capitalized, Seacoast Bank must maintain at least the following capital ratios:

- 10.0% Total capital to risk-weighted assets;
- 8.0% Tier 1 capital to risk-weighted asset;
- 6.5% CET1 to risk-weighted assets; and
- 5.0% leverage ratio.

The FRB has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules. For purposes of the FRB's Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. If the FRB were to apply the same or a similar well-capitalized standard to bank holding companies as that applicable to Seacoast Bank, the Company's capital ratios as of December 31, 2023 would exceed such revised well-capitalized standard. Also, the FRB may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company's particular condition, risk profile and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on the operations or financial condition of the Company or Seacoast Bank. Failure to meet minimum capital requirements could also result in restrictions on the Company's or Seacoast Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on growth.

In 2023, the Company's and Seacoast Bank's regulatory capital ratios were above the well-capitalized standards and met the capital conservation buffer as of December 31, 2023. Based on current estimates, we believe that the Company and Seacoast Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2024. As of December 31, 2023, the consolidated capital ratios of Seacoast and Seacoast Bank were as follows:

	Seacoast (Consolidated)	**Seacoast Bank**	**Minimum to be Well-Capitalized[1]**
Total Risk-Based Capital Ratio	15.92%	14.82%	10.00%
Tier 1 Capital Ratio	14.54	13.64	8.00
Common Equity Tier 1 Capital Ratio (CET1)	13.87	13.64	6.50
Leverage Ratio	11.00	10.32	5.00

[1]*For subsidiary bank only.*

Payment of Dividends: The Company is a legal entity separate and distinct from Seacoast Bank and its other subsidiaries. The Company's primary source of cash is dividends from Seacoast Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank (such as Seacoast Bank) in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends that would be greater than such bank's undivided profits after deducting statutory bad debts in excess of such bank's allowance for possible loan losses.

In addition, the Company and Seacoast Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice. The OCC and the FRB have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC and the FRB have each indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

In accordance with FRB policy, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a

10

general matter, the FRB has indicated that the board of directors of a bank holding company should consult with the FRB and eliminate, defer or significantly reduce the bank holding company’s dividends if: • its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; • its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or • it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Company has traditionally relied upon dividends from Seacoast Bank and securities offerings to provide funds to pay the Company’s expenses and to service the Company’s debt. During the year ended December 31, 2023, Seacoast Bank distributed $40.7 million to the Company. During the year ended December 31, 2022, Seacoast Bank distributed $48.4 million to the Company. Prior approval by the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank’s profits for that year combined with its retained net profits for the preceding two calendar years. Under this restriction Seacoast Bank is eligible to distribute dividends up to $205.7 million to the Company, without prior OCC approval, as of December 31, 2023. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only on income available during the past year, only if prospective earnings retention is consistent with the organization's expected future needs and financial condition, and only if the level of cash dividends does not undermine the bank holding company's ability to serve as a source of strength to its banking subsidiary. The Company has paid quarterly dividends since the second quarter of 2021. Whether the Company continues to pay quarterly dividends and the amount of any such dividends will be at the discretion of the Company's board of directors and will depend on the Company's earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, and other factors that the board of directors may deem relevant. Regulation of the Bank: As a national bank, Seacoast Bank is subject to comprehensive supervision and regulation by the OCC and is subject to its regulatory reporting requirements. Additionally, Seacoast Bank also is subject to certain FRB and FDIC regulations. As of January 1, 2023, Seacoast Bank, meets the definition of a “large institution” and is subject to direct supervision by the Consumer Financial Protection Bureau (“CFPB”) for compliance with a wide range of consumer compliance laws, and for assessment of the effectiveness of the Bank's compliance management system. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection law. Broadly, regulations applicable to Seacoast Bank include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investments that may be made by Seacoast Bank; and requirements governing risk management practices. Seacoast Bank is permitted under federal law to open a branch on a de novo basis across state lines where the laws of that state would permit a bank chartered by that state to open a de novo branch. Transactions with Affiliates and Insiders: Seacoast Bank is subject to restrictions on extensions of credit and certain other transactions between Seacoast Bank and the Company or any non-bank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of Seacoast Bank’s capital and surplus, and all such transactions between Seacoast Bank and the Company and all of its non-bank affiliates combined are limited to 20% of Seacoast Bank’s capital and surplus. Loans and other extensions of credit from Seacoast Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between Seacoast Bank and the Company or any affiliate are required to be on an arm’s length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as Seacoast Bank, to their directors, executive officers and principal shareholders. Reserves: FRB rules require depository institutions, such as Seacoast Bank, to maintain reserves against their transaction accounts, primarily interest bearing and non-interest bearing checking accounts. In March 2020, reserve requirement ratios were reduced to zero percent. These reserve requirements are subject to annual adjustment by the FRB. FDIC Insurance Assessments and Depositor Preference: Seacoast Bank’s deposits are insured by the FDIC’s DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. Seacoast Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit 11 insurance assessments based on an institution’s average total consolidated assets less its average tangible equity, and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. Deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC on behalf of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company. In October of 2022, the FDIC adopted a final rule to increase the initial base deposit insurance assessment rate by two basis points, applicable to all insured depository institutions, which began with the first quarterly assessment period in 2023 and will remain in effect until the level of the DIF reserve ratios to insured deposits meets the FDIC's long-term goals. In November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the DIF associated with several bank failures that occurred during early 2023. The assessment base for the special assessment is equal to estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion, to be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods, beginning the first quarterly assessment period of 2024. Seacoast Bank is not subject to the assessment as it did not have more than $5 billion in uninsured deposits. Standards for Safety and Soundness: The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans. Anti-Money Laundering: A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. Title III of the USA PATRIOT Act requires that regulated banks such as Seacoast Bank: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for the institution. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and money penalty sanctions against institutions found to be violating these obligations. On January 1, 2021, Congress passed federal legislation that made sweeping changes to federal anti-money laundering laws, subject to pending implementation by regulatory rulemaking, and, on June 30, 2021, FinCEN published the first set of “national AML priorities,” as required by the Bank Secrecy Act, which include, but are not limited to, cybercrime, terrorist financing, fraud, and drug/human trafficking. FinCEN is required to implement regulations to specify how covered financial institutions, such as the Company, should incorporate these national priorities into their AML programs. As of December 31, 2023, no such regulations have been proposed. Economic Sanctions: The Office of Foreign Assets Control (“OFAC”) is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If the Company finds a name on any transaction, account or wire transfer that is on an OFAC list, it must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and it must notify the appropriate authorities. Concentrations in Lending: In 2006, the federal bank regulatory agencies released guidance on “Concentrations in Commercial Real Estate Lending” (the “Guidance”) and advised financial institutions of the risks posed by commercial real estate (“CRE”) lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks 12 associated with real estate lending concentrations. Higher allowances for credit losses and capital levels may also be required. The Guidance is triggered when commercial real estate loan concentrations exceed either: • Total reported loans for construction, land development, and other land of 100% or more of a bank’s total risk-based capital; or • Total reported loans secured by multifamily and non-farm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank’s total risk-based capital. The Guidance also applies when a bank has a sharp increase in commercial real estate loans or has significant concentrations of commercial real estate secured by a particular property type. Seacoast Bank has exposures to loans secured by commercial real estate due to the nature of its markets and the loan needs of both its retail and commercial customers. Seacoast Bank believes that its long-term experience in commercial real estate lending, underwriting policies, internal controls, and other policies currently in place, as well as its loan and credit monitoring and administration procedures, are generally appropriate to managing its concentrations as required under the Guidance. At December 31, 2023, Seacoast Bank's construction and land development loans represented approximately 45% of total risk-based capital at December 31, 2023, well below the Guidance’s threshold. At December 31, 2023, the total commercial real estate exposure for Seacoast Bank represented approximately 244% of total risk based capital, also below the Guidance’s threshold. Debit Interchange Fees: Interchange fees, or “swipe” fees, are fees that merchants pay to card companies and card-issuing banks such as Seacoast Bank for processing electronic payment transactions on their behalf. The “Durbin Amendment” in the Dodd-Frank Act provides limits on the amount of debit card interchange that may be received or charged by the debit card issuer, for insured depository institutions with $10 billion or more in assets (inclusive of affiliates) as of the end of the previous calendar year. The limitations specified by the Durbin Amendment became effective for Seacoast Bank on July 1, 2023. On October 25, 2023, the FRB issued a proposed rule that would reduce the amount of debit card interchange fees received by debit card issuers. In addition, the proposed rule would allow for an update to the debit card interchange fee cap every other year based on an analysis of certain costs incurred by debit card issuers. If the rule is adopted as currently proposed, it would result in a further reduction to our debit card interchange fees. Community Reinvestment Act: Seacoast Bank is subject to the provisions of the Community Reinvestment Act (“CRA”), which imposes a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The OCC’s assessment of Seacoast Bank’s CRA record is made available to the public. Following the enactment of the Gramm-Leach- Bliley Act (“GLBA”), CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. A bank holding company is not permitted to become or remain a financial holding company and no new activities authorized under GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries receive less than a “satisfactory” CRA rating in its latest CRA examination. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. Seacoast Bank has a rating of “Outstanding” in its most recent CRA evaluation. On October 24, 2023, the OCC, the FRB, and FDIC issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. Among other things, the revised rules evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, apply a metrics-based benchmarking approach to assessment, and clarify eligible CRA activities. The final rules are likely to make it more challenging and/or costly for the Bank to receive a rating of at least “satisfactory” on its CRA exam. Privacy and Data Security: The GLBA generally prohibits disclosure of consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLBA. The GLBA also directs federal regulators, including the FDIC and the OCC, to prescribe standards for the security of consumer information. Seacoast Bank is subject to such standards, as well as standards for notifying customers in the event of a security breach. Seacoast Bank is similarly required to have an information security program to safeguard the confidentiality and security of customer information and to ensure proper disposal. Customers must be notified when unauthorized disclosure involves sensitive customer information that may be misused. The federal banking agencies also require banks to notify their regulators within 36 hours of a “computer- security incident” that rises to the level of a “notification incident.” 13

Consumer Regulation: Activities of Seacoast Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that: • limit the interest and other charges collected or contracted for by Seacoast Bank; • govern Seacoast Bank’s disclosures of credit terms to consumer borrowers; • require Seacoast Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the community it serves; • prohibit Seacoast Bank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit; • govern the manner in which Seacoast Bank may collect consumer debts; and • prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services. Mortgage Regulation: The CFPB adopted a rule that implements the ability-to-repay and qualified mortgage provisions of the Dodd-Frank Act (the “ATR/QM rule”), which requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance “safe harbor” for lenders that issue certain “qualified mortgages.” The ATR/QM rule defines a “qualified mortgage” to have certain specified characteristics, and generally prohibits loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. The rule also establishes general underwriting criteria for qualified mortgages, including that monthly payments be calculated based on the highest payment that will apply in the first five years of the loan and that the borrower have a total debt-to-income ratio that is less than or equal to 43%. While “qualified mortgages” will generally be afforded safe harbor status, a rebuttable presumption of compliance with the ability-to-repay requirements will attach to “qualified mortgages” that are “higher priced mortgages” (which are generally subprime loans). The CFPB has also issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with certain standards and practices with regard to: error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower’s mortgage loan account; and evaluating borrowers’ applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages ("ARMs"), periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts. Non-Discrimination Policies: Seacoast Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act (the “ECOA”) and the Fair Housing Act (the “FHA”), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice (the “DOJ”), and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has increased its efforts to prosecute what it regards as violations of the ECOA and FHA. LIBOR: On March 15, 2022, Congress enacted the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”) to address references to LIBOR in contracts that (i) are governed by U.S. law; (ii) will not mature before June 30, 2023; and (iii) lack fallback provisions providing for a clearly defined and practicable replacement for LIBOR. On December 16, 2022, the FRB adopted a final rule to implement the LIBOR Act by identifying benchmark rates based on the Secured Overnight Financing Rate ("SOFR") that will replace LIBOR in certain financial contracts after June 30, 2023. The final rule identifies replacement benchmark rates based on SOFR to replace overnight, one-month, three-month, six-month, and 12-month LIBOR in contracts subject to the LIBOR Act. The Company has completed the transition from LIBOR with no material impact on the Company’s financial position or results of operations. Anti-Bribery Laws: Federal law prohibits offering or giving a bank official or any third party (or for the bank official to solicit or receive for himself or a third party) "anything of value" other than what is given or offered to the bank itself. Further, the Foreign Corrupt Practices Act makes it unlawful to make payments to foreign government officials to assist in obtaining or 14 retaining business. The Company and Seacoast Bank have implemented a Code of Business Ethics that governs the behavior of its officers and employees to ensure compliance with such laws. Item 1A. Risk Factors In addition to the other information set forth in this report, you should consider the factors described below, as well as the risk factors and uncertainties discussed in our other public filings with the SEC under the caption “Risk Factors” in evaluating us and our business and making or continuing an investment in our stock. The material risks and uncertainties that management believes affect us are described below. The risks contained in this Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may materially adversely affect our business, financial condition or future results. The trading price of our securities could decline due to the materialization of any of these risks, and our shareholders may lose all or part of their investment. This Form 10-K also contains forward-looking statements that may not be realized as a result of certain factors, including, but not limited to, the risks described herein and in our other public filings with the SEC. Please refer to the section in this Form 10-K entitled “Special Cautionary Notice Regarding Forward-Looking Statements” for additional information regarding forward-looking statements. Credit Risk Lending goals may not be attainable. Future demand for additional lending is unclear and uncertain, and opportunities to make loans may be more limited and/or involve risks or terms that we likely would not find acceptable or in our shareholders’ best interest. A failure to meet our lending goals could adversely affect our results of operations, and financial condition, liquidity and capital. Deterioration in the real estate markets, including the secondary market for residential mortgage loans, can adversely affect us. A decline in residential real estate market prices or reduced levels of home sales, could result in lower single family home values, adversely affecting the liquidity and value of collateral securing commercial loans for residential land acquisition, construction and development, as well as residential mortgage loans and residential property collateral securing loans that we hold, mortgage loan originations and gains on the sale of mortgage loans. Declining real estate prices cause higher delinquencies and losses on certain mortgage loans, generally, and particularly on second lien mortgages and home equity lines of credit. Significant ongoing disruptions in the secondary market for residential mortgage loans can limit the market for and liquidity of most residential mortgage loans other than conforming Fannie Mae and Freddie Mac loans. Deteriorating trends could occur, including declines in real estate values, financial stress on borrowers as a result of job losses or other factors. These could have adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which would adversely affect our financial condition, including capital and liquidity, or results of operations. In the event our allowance for credit losses on loans is insufficient to cover such losses, our earnings, capital and liquidity could be adversely affected. Our real estate portfolios are exposed if weakness in the Florida housing market or general economy arises. Florida has historically experienced deeper recessions and more dramatic slowdowns in economic activity than other states and a decline in real estate values in Florida can be significantly larger than the national average. Declines in home prices and the volume of home sales in Florida, along with the reduced availability of certain types of mortgage credit, can result in increases in delinquencies and losses in our portfolios of home equity lines and loans, and commercial loans related to residential real estate acquisition, construction and development. Declines in home prices coupled with high or increased unemployment levels or increased interest rates can cause losses which adversely affect our earnings and financial condition, including our capital and liquidity. We are subject to lending concentration risk. Our loan portfolio contains several industry and collateral concentrations including, but not limited to, commercial and residential real estate. Due to the exposure in these concentrations, disruptions in markets, economic conditions, changes in 15 laws or regulations or other events could cause a significant impact on the ability of borrowers to repay and may have a material adverse effect on our business, financial condition and results of operations. A substantial portion of our loan portfolio is secured by real estate. In weak economies, or in areas where real estate market conditions are distressed, we may experience a higher than normal level of nonperforming real estate loans. The collateral value of the portfolio and the revenue stream from those loans could come under stress, and additional provisions for the allowance for credit losses could be necessitated. Our ability to dispose of foreclosed real estate at prices at or above the respective carrying values could also be impaired, causing additional losses. Commercial real estate (“CRE”) is cyclical and poses risks of loss to us due to our concentration levels and risk of the asset, especially during a difficult economy, including the current stressed economy. As of December 31, 2023, 50% of our loan portfolio was comprised of loans secured by commercial real estate. The banking regulators continue to give commercial real estate lending greater scrutiny, and banks with higher levels of commercial real estate loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for expected losses and capital levels as a result of commercial real estate lending growth and exposures. Seacoast Bank has a commercial real estate concentration risk management program and monitors its exposure to CRE; however, there can be no assurance that the program will be effective in managing our concentration in CRE. Nonperforming assets could result in an increase in our provision for credit losses on loans, which could adversely affect our results of operations and financial condition. At December 31, 2023, our nonaccrual loans totaled $65.1 million or 0.65% of the loan portfolio and our nonperforming assets (which includes nonaccrual loans) were $72.7 million or 0.50% of total assets. In addition, we had approximately $30.5 million in accruing loans that were 30 days or more delinquent at December 31, 2023. Our nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on nonaccrual loans, thereby adversely affecting our income, and increasing our loan administration costs. When the only source of repayment expected is the underlying collateral, we are required to mark the related loan to the then fair market value of the collateral, if less than the recorded amount of our investment, which may result in a loss. These loans also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. We may incur additional losses relating to an increase in nonperforming loans. If economic conditions and market factors negatively and/or disproportionately affect some of our larger loans, then we could see a sharp increase in our total net charge-offs and our provision for credit losses on loans. Any increase in our nonperforming assets and related increases in our provision for losses on loans could negatively affect our business and could have a material adverse effect on our capital, financial condition and results of operations. Decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our personnel, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience increases in nonperforming loans in the future, or that nonperforming assets will not result in losses in the future. Our allowance for credit losses on loans may prove inadequate or we may be adversely affected by credit risk exposures. Our business depends on the creditworthiness of our customers. We review our allowance for credit losses on loans for adequacy, at a minimum quarterly, considering economic conditions and trends, reasonable and supportable forecasts, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. The determination of the appropriate level of the allowance for credit losses involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. We cannot be certain that our allowance will be adequate over time to cover credit losses in our portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets, or borrowers repaying their loans. Generally, the credit quality of our borrowers can deteriorate as a result of economic downturns in our markets. For example, inflation could lead to increased costs to our customers, making it more difficult for them to repay their loans or other obligations, increasing our credit risk. If the credit quality of our customer base or their debt service behavior materially decreases, if the risk profile of a market, industry or group of customers declines or weakness in the real estate markets and other economics were to arise, or if our allowance for credit losses on loans is not adequate, our business, financial condition, including our liquidity and capital, and results of operations could be materially adversely affected. In addition, bank regulatory agencies periodically review our allowance and may require an increase in the provision for credit losses or the recognition of loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for credit losses on loans, we will need additional provisions to increase the allowance, 16 which would result in a decrease in net income and capital, and could have a material adverse effect on our financial condition and results of operations. Interest Rate Risk We must effectively manage our interest rate risk. The impact of changing interest rates on our results is difficult to predict and changes in interest rates may impact our performance in ways we cannot predict. Our profitability is largely dependent on our net interest income, which is the difference between the interest income paid to us on our loans and investments and the interest we pay to third parties such as our depositors, lenders and debt holders. Changes in interest rates can impact our profits and the fair values of certain of our assets and liabilities. Prolonged periods of unusually low interest rates may have an incrementally adverse effect on our earnings by reducing yields on loans and other earning assets over time. Increases in market interest rates may reduce our customers’ desire to borrow money from us or adversely affect their ability to repay their outstanding loans by increasing their debt service obligations through the periodic reset of adjustable interest rate loans. If our borrowers’ ability to pay their loans is impaired by increasing interest payment obligations, our level of nonperforming assets would increase, producing an adverse effect on operating results. Increases in interest rates can have a material impact on the volume of mortgage originations and re-financings, adversely affecting the profitability of our mortgage finance business. Higher market interest rates and increased competition for deposits may result in higher interest expense, as we may offer higher rates to attract or retain customer deposits. Increases in interest rates also may increase the amount of interest expense we pay to creditors on short and long-term debt. Interest rate risk can also result from mismatches between the dollar amounts of re-pricing or maturing assets and liabilities and from mismatches in the timing and rates at which our assets and liabilities re-price. Changes in market values of investment securities classified as available for sale are impacted by higher rates and can negatively impact our other comprehensive income and equity levels through accumulated other comprehensive income, which includes net unrealized gains and losses on those securities. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position. We actively monitor and manage the balances of our maturing and re-pricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurance that we will be able to avoid material adverse effects on our net interest margin in all market conditions. The FRB has implemented significant economic strategies that have impacted interest rates, inflation, asset values, and the shape of the yield curve, over which the Company has no control and which the Company may not be able to adequately anticipate. Interest rates increased significantly in 2022 and through the first half of 2023 as the FRB attempted to slow economic growth and counteract rising inflation. Further changes in interest rates and monetary policy reportedly are dependent upon the FRB’s assessment of economic data as it becomes available. The FRB may maintain higher interest rates to counteract persistent inflationary price pressures, which could push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations. Conversely, lower interest rates may reduce our realized yield on variable rate loans and investment securities and on new loans and securities, which would reduce our interest income and cause downward pressure on net interest income and net interest margin. A significant reduction in our net interest income could have a material adverse impact on our capital, financial condition and results of operations. The Company cannot predict the nature of timing of future changes in monetary, economic, or other policies, or the effect that changes will have on the Company’s business activities, financial condition and results of operations. Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures. We have traditionally obtained funds through local deposits and thus we have a base of lower cost transaction deposits. Generally, we believe local deposits are a cheaper and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders and reflect a mix of transaction and time deposits, whereas brokered deposits typically are higher cost time deposits. Our costs of funds and our profitability and liquidity are likely to be adversely affected if, and to the extent, we have to rely upon higher cost 17 borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix, pricing, and growth could adversely affect our profitability and the ability to expand our loan portfolio. Liquidity Risk Liquidity risks could affect operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include customer deposits, federal funds purchases, securities sold under repurchase agreements, and short- and long-term debt. We are also members of the Federal Home Loan Bank of Atlanta (the “FHLB”) and the Federal Reserve Bank of Atlanta, where we can obtain advances collateralized with eligible assets. We maintain a portfolio of securities that can be used as a secondary source of liquidity. Other sources of liquidity available to us or Seacoast Bank include the acquisition of additional deposits, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate or on terms which are acceptable to us could be impaired by other factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. In addition, our access to deposits may be affected by the liquidity and/or cash flow needs of depositors. Although we have historically been able to replace maturing deposits and FHLB advances as necessary, we might not be able to replace such funds in the future and can lose a relatively inexpensive source of funds and increase our funding costs if, among other things, customers move funds out of bank deposits and into alternative investments, such as the stock market, that may be perceived as providing superior expected returns. Recently proposed changes to the Federal Home Loan Bank system could adversely impact the Company's access to Federal Home Loan Bank borrowings or increase the cost of such borrowings. Access to liquidity may also be negatively impacted by the value of our securities portfolio, if liquidity and/or business strategy necessitate the sales of securities in a loss position. Access to liquidity may also be negatively impacted by the value of our securities portfolio, if liquidity and/or business strategy necessitate the sales of securities in a loss position. We may be required to seek additional regulatory capital through capital raises at terms that may be very dilutive to existing shareholders. Our ability to borrow could also be impaired by factors that are not specific to us, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Adverse developments or concerns affecting the financial services industry in general or financial institutions that are similar to us or that may be viewed as being similar to us, such as bank failures and disruption in the United States banking industry, could adversely affect our financial condition and results of operations. Several financial institutions have failed or required outside liquidity support, often as a result of the inability of the institutions to obtain needed liquidity. The impact of this situation led to heightened risk of additional stress to other financial institutions, and the financial services industry generally as a result of increased lack of confidence in the financial sector. Banking regulators are taking action in an effort to strengthen public confidence in the banking system, but there can be no assurance that these actions will stabilize the financial services industry and financial markets. While we currently do not anticipate liquidity constraints of the kind that caused certain other financial institutions to fail or require external support, constraints on our liquidity could occur as a result of unanticipated deposit withdrawals, because of market distress or our inability to access other sources of liquidity, including through the capital markets due to unforeseen market dislocations or interruptions. Moreover, some of our customers may become less willing to maintain deposits at Seacoast because of broader market concerns with the level of insurance available on those deposits. Our business and our financial condition and results of operations could be adversely affected by continued soundness concerns regarding financial institutions generally and our counterparties specifically and limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system, as well as the impact of excessive deposit withdrawals. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar events, have in the past and may in the future lead to erosion of customer confidence in the banking system or certain banks, deposit volatility, liquidity issues, stock price volatility and other adverse developments. Any of these impacts, or any other impacts resulting from bank failures or other related or similar events, could have a material adverse effect on our liquidity and our current and/or projected business operations and financial condition and results of operations. Our ability to receive dividends from our subsidiaries could affect our liquidity and ability to pay interest on our trust preferred securities or reinstate dividends. 18

We are a legal entity separate and distinct from Seacoast Bank and our other subsidiaries. Our primary source of cash, other than securities offerings, is dividends from Seacoast Bank. These dividends are the principal source of funds to pay dividends on our common stock, interest on our trust preferred securities and interest and principal on our debt. Various laws and regulations limit the amount of dividends that Seacoast Bank may pay us, as further described in “Supervision and Regulation - Payment of Dividends.” Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. Limitations on our ability to receive dividends from our subsidiaries could have a material adverse effect on our liquidity and on our ability to pay dividends on common stock. Additionally, if our subsidiaries’ earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make payments on our trust preferred securities or reinstate dividend payments to our common shareholders. Business and Strategic Risks Our future success is dependent on our ability to compete effectively in highly competitive markets. We operate in markets throughout the State of Florida, each with unique characteristics and opportunities. Our future growth and success will depend on our ability to compete effectively in these and other potential markets. We compete for loans, deposits and other financial services in geographic markets with other local, regional and national commercial banks, thrifts, credit unions, mortgage lenders, and securities and insurance brokerage firms. Many of our competitors offer products and services different from us, and have substantially greater resources, name recognition and market presence than we do, which benefits them in attracting business. Larger competitors may be able to price loans and deposits more aggressively than we can, and have broader customer and geographic bases to draw upon. In addition, some of our competitors are subject to less regulation and/or more favorable tax treatment. Consumers may decide not to use banks to complete their financial transactions, which could adversely affect our net income. Technology and other changes now allow parties to complete financial transactions without banks. For example, consumers can pay bills, transfer funds directly and obtain loans without banks. This process could result in the loss of interest and fee income, as well as the loss of customer deposits and the income generated from those deposits. Transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased substantially. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers which, at present are not subject to the extensive regulation to which banking organizations and other financial institutions are subject, have become active competitors for our customers' banking business. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations and increased competition may negatively affect our earnings by creating pressure to lower prices or credit standards on our products and services requiring additional investment to improve the quality and delivery of our technology, reducing our market share, or affecting the willingness of our clients to do business with us. Non- bank financial technology providers invest substantial resources in developing and designing new technology, particularly digital and mobile technology, and are beginning to offer more traditional banking products either directly or through bank partnerships. In addition, the widespread adoption of new technologies, including internet banking services, mobile banking services, cryptocurrencies and payment systems, and artificial intelligence, could require substantial expenditures to modify or adapt our existing products and services as we grow and develop our internet banking and mobile banking channel strategies in addition to remote connectivity solutions. We might not be successful in developing or introducing new products and services, integrating new products or services into our existing offerings, responding or adapting to changes in consumer behavior, preferences, spending, investing and/or saving habits, achieving market acceptance of our products and services, reducing costs in response to pressures to deliver products and services at lower prices or sufficiently developing and maintaining loyal customers. Further, we may experience a decrease in customer deposits if customers perceive alternative investments, such as the stock market, as providing superior expected returns. When customers move money out of bank deposits in favor of alternative investments, we may lose a relatively inexpensive source of funds, and be forced to rely more heavily on borrowings and other 19 sources of funding to fund our business and meet withdrawal demands, thereby increasing our funding costs and adversely affecting our net interest margin. Hurricanes or other adverse weather events, as well as climate change, could negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business and results of operations. Our market areas in Florida are susceptible to hurricanes, tropical storms and related flooding and wind damage and other similar weather events. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where we operate. We cannot predict whether or to what extent damage that may be caused by future weather events will affect our operations or the economies in our current or future market areas, but such events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in delinquencies, foreclosures or loan losses, negatively impacting our business and results of operations. As a result of the potential for such weather events, many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets. Climate change may be increasing the nature, severity, and frequency of adverse weather conditions, making the impact from these types of natural disasters on us or customers worse. Further, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Federal and state banking regulators and supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, we face regulatory risk of increasing focus on our resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs. Investors, consumers and businesses may also change their behavior on their own as a result of these concerns. The state of Florida could be disproportionately impacted by long-term climate changes. We and our customers may face cost increases, asset value reductions (which could impact customer creditworthiness), operating process changes, changes in demand for products and services, and the like resulting from new laws, regulations, and changing consumer and investor preferences regarding our, or other companies', response to climate change. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior. Changes in accounting rules applicable to banks could adversely affect our financial condition and results of operations. From time to time, the Financial Accounting Standards Board (the “FASB”) and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a restatement of our prior period financial statements. The anti-takeover provisions in our Articles of Incorporation and under Florida law may make it more difficult for takeover attempts that have not been approved by our board of directors. Florida law and our Articles of Incorporation include anti-takeover provisions, such as provisions that encourage persons seeking to acquire control of us to consult with our board of directors, and which enable the board of directors to negotiate and give consideration on behalf of us and our shareholders and other constituencies to the merits of any offer made. Such provisions, as well as super-majority voting and quorum requirements, and a staggered board of directors, may make any takeover attempts and other acquisitions of interests in us, by means of a tender offer, open market purchase, a proxy fight or otherwise, that have not been approved by our board of directors more difficult and more expensive. These provisions may discourage possible business combinations that a majority of our shareholders may believe to be desirable and beneficial. As a 20 result, our board of directors may decide not to pursue transactions that would otherwise be in the best interests of holders of our common stock. Operational Risk The implementation of new lines of business or new products and services may subject us to additional risk. We continuously evaluate our service offerings and may implement new lines of business or offer new products and services within existing lines of business in the future. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services, we undergo a process to assess the risks of the initiative, and invest significant time and resources to build internal controls, policies and procedures to mitigate those risks, including hiring experienced management to oversee the implementation of the initiative. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could require the establishment of new key and other controls and have a significant impact on our existing system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Employee misconduct could expose us to significant legal liability and reputational harm. We are vulnerable to reputational harm because we operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in fraudulent, illegal, wrongful or suspicious activities, and/ or activities resulting in consumer harm that adversely affects our customers and/or our business. The precautions we take to detect and prevent such misconduct may not always be effective, such misconduct may result in regulatory sanctions and/or penalties, serious harm to our reputation, financial condition, customer relationships or the ability to attract new customers. In addition, improper use or disclosure of confidential information by our employees, even if inadvertent, could result in serious harm to our reputation, financial condition and current and future business relationships. We are subject to losses due to fraudulent and negligent acts. Financial institutions are inherently exposed to fraud risk. Fraudulent activity can take many forms and has escalated as more tools for accessing financial services emerge, such as real-time payments. Fraud schemes are broad and continuously evolving. A fraud can be perpetrated by a customer of Seacoast, an employee, a vendor, or members of the general public. We are subject to fraud risk in connection with the origination of loans, ACH transactions, wire transactions, digital payments, ATM transactions, checking and other transactions. When we originate loans, we rely heavily upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, we generally bear the risk of loss associated with the misrepresentation. Although the Company seeks to mitigate fraud risk and losses through continued investment in systems, resources, and controls, there can be no assurance that our efforts will be effective in detecting fraud or that we will not experience fraud losses or incur costs or other damage related to such fraud, at levels that adversely affect our financial results or reputation. If we fail to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could have a material adverse effect on our business, results of operations and financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could harm the trading price of our common stock. Management regularly monitors, reviews and updates our disclosure controls and procedures, including our internal control over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable assurances that the controls will be effective. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition. Failure to achieve and maintain an effective internal control environment could prevent us from accurately reporting our financial results, preventing or detecting fraud or providing timely and reliable financial information pursuant to our reporting obligations, which could result in a material weakness in our internal controls over financial reporting and the restatement of previously filed financial statements and could have a material adverse effect on our business, financial condition and results of 21 operations. Further, ineffective internal controls could cause our investors to lose confidence in our financial information, which could affect the trading price of our common stock. Our operations rely on external vendors. We rely on certain external vendors to provide products and services necessary to maintain our day-to-day operations, particularly in the areas of operations, treasury management systems, information technology and security, exposing us to the risk that these vendors will not perform as required by our agreements and exposing us to operational and informational security risks, including risks associated with operational errors, information system failures, interruptions or breaches and unauthorized disclosures of sensitive or confidential client or customer information. An external vendor’s failure to perform in accordance with our agreement could be disruptive to our operations, which could have a material adverse impact on our reputation, business, financial condition and results of operations. Our regulators also impose requirements on us with respect to monitoring and implementing adequate controls and procedures in connection with our third party vendors. From time to time, we may decide to retain new vendors for new or existing products and services. Transition to these new vendors may not proceed as anticipated and could negatively impact our customers or our ability to conduct business, which, in turn, could have an adverse effect on our business, results of operations and financial condition. To mitigate this risk, the Company has an established process to oversee vendor relationships. We must effectively manage our information systems risk. We rely heavily on our communications and information systems to conduct our business. The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products, services and methods of delivery (including those related to or involving artificial intelligence, machine learning, blockchain and other distributed ledger technologies). Our ability to compete successfully depends in part upon our ability to use technology to provide products and services that will satisfy customer demands. We have and will continue to make technology investments to achieve process improvements and increase efficiency. Many of the Company’s competitors invest substantially greater resources in technological improvements than we do. We may not be able to effectively select, develop or implement new technology-driven products and services or be successful in marketing these products and services to our customers, which may negatively affect our business, results of operations or financial condition. Evolving business practices, including having certain employees working remotely, introduces additional operational risk, including increased cybersecurity risk. These cyber risks include the risks of greater phishing, malware, and other cybersecurity attacks, vulnerability to disruptions of our information technology infrastructure and telecommunications systems for remote operations, increased risk of unauthorized dissemination of confidential information, limited ability to restore the systems in the event of a systems failure or interruption, greater risk of a security breach resulting in destruction or misuse of valuable information, and potential impairment of our ability to perform critical functions, including wiring funds, all of which could expose us to risks of data or financial loss, litigation and liability and could seriously disrupt our operations and the operations of any impacted customers. Disruptions to our information systems or security breaches could adversely affect our business and reputation. Our communications and information systems remain vulnerable to unexpected disruptions and failures. Any failure or interruption of these systems could impair our ability to serve our customers and to operate our business and could damage our reputation, result in a loss of business, subject us to additional regulatory scrutiny or enforcement or expose us to civil litigation and possible financial liability. While we have developed extensive recovery plans, we cannot assure that those plans will be effective to prevent adverse effects upon us and our customers resulting from system failures. While we maintain an insurance policy which we believe provides sufficient coverage at a manageable expense for an institution of our size and scope with similar technological systems, we cannot assure that this policy would be sufficient to cover all related financial losses and damages should we experience any one or more of our or a third party’s systems failing or failing to prevent, being breached, or experiencing a cyber-attack. Notwithstanding the strength of our defensive measures, the threat from cyber-attacks is severe, attacks are sophisticated and attackers respond rapidly to changes in defensive measures, and there is no assurance that our response to any cyber-attack or system interruption, breach or failure will be fully effective to mitigate and remediate the issues resulting from such an event, including the costs, reputational harm and litigation challenges that we may face as a result. Cybersecurity risks also occur with our third-party service providers, and may interfere with their ability to fulfill their contractual obligations to us, with attendant financial loss or liability that could adversely affect our financial condition or results of operations. We offer our clients the ability to bank remotely and provide other technology based products and services, which services include the secure transmission of confidential information over the Internet and other remote channels. To the extent that our clients' systems are 22 not secure or are otherwise compromised, our network could be vulnerable to unauthorized access, malicious software, phishing schemes and other security breaches. To the extent that our activities or the activities of our clients or third-party service providers involve the storage and transmission of confidential information, security breaches and malicious software could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. While to date we have not experienced a significant compromise, significant data loss or material financial losses related to cybersecurity attacks, our systems and those of our clients and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. We may suffer material financial losses related to these risks in the future or we may be subject to liability for compromises to our client or third-party service provider systems. Any such losses or liabilities could adversely affect our financial condition or results of operations, and could expose us to reputation risk, the loss of client business, increased operational costs, as well as additional regulatory scrutiny, possible litigation, and related financial liability. These risks also include possible business interruption, including the inability to access critical information and systems. In addition, as the domestic and foreign regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs. We collect and store sensitive data, including personally identifiable information of our customers and employees as well as sensitive information related to our operations. Our collection of such Company and customer data is subject to extensive regulation and oversight. Computer break-ins of our systems or our customers’ systems, thefts of data and other breaches and criminal activity may result in significant costs to respond, liability for customer losses if we are at fault, damage to our customer relationships, regulatory scrutiny and enforcement and loss of future business opportunities due to reputational damage. Although we, with the help of third-party service providers, will continue to implement security technology and establish operational procedures to protect sensitive data, there can be no assurance that these measures will be effective. We advise and provide training to our customers regarding protection of their systems, but there is no assurance that our advice and training will be appropriately acted upon by our customers or effective to prevent losses. In some cases, we may elect to contribute to the cost of responding to cybercrime against our customers, even when we are not at fault, in order to maintain valuable customer relationships. In our ordinary course of business, we rely on electronic communications and information systems to conduct our businesses and to store sensitive data, including financial information regarding our customers. The integrity of information systems of financial institutions is under significant threat from cyber-attacks by third parties, including through coordinated attacks sponsored by foreign nations and criminal organizations to disrupt business operations and other compromises to data and systems for political or criminal purposes. We employ an in-depth, layered, lines of defense approach that leverages people, processes and technology to manage and maintain cyber security and other information security controls. Regulatory and Litigation Risk We operate in a heavily regulated environment. Regulatory compliance burdens and associated costs can affect our business, including our reputation, the value of our securities, and the results of our operations. We and our subsidiaries are regulated by several regulators, including, but not limited to, the FRB, the OCC, the FDIC, the CFPB, the Small Business Administration, the SEC and NASDAQ. Our success is affected by state and federal regulations affecting banks and bank holding companies, the securities markets and banking, securities and insurance regulators. Banking regulations are primarily intended to protect consumers and depositors, not shareholders. The financial services industry also is subject to frequent legislative and regulatory changes and proposed changes, the effects of which cannot be predicted. These changes, if adopted, could require us to maintain more capital, liquidity and risk controls, which could adversely affect our growth, profitability and financial condition. Any such changes in law can impact the profitability of our business activities, require changes to our operating policies and procedures, or otherwise adversely impact our business. Further, we expect to continue to commit significant resources to our compliance with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the PCAOB and NASDAQ. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the value of our securities. The CFPB has issued mortgage-related rules required under the Dodd-Frank Act addressing borrower ability-to-repay and qualified mortgage standards. The CFPB has also issued rules for loan originators related to compensation, licensing requirements, administration capabilities and restrictions on pursuance of delinquent borrowers. These rules could have a negative effect on the financial performance of Seacoast Bank's mortgage lending operations such as limiting the volume of 23 mortgage originations and sales into the secondary market, increased compliance burden and impairing Seacoast Bank's ability to proceed against certain delinquent borrowers with timely and effective collection efforts. Banks with greater than $10 billion in total consolidated assets are subject to certain additional regulatory requirements, including limits on the debit card interchange fees that such banks may collect, changes in the manner in which assessments for FDIC deposit insurance are calculated, and providing the authority to the CFPB to supervise and examine such banks. Limits to debit card interchange fees took effect July 1, 2023, and reduced the Company's revenue. Additionally, in January 2024, the CFPB issued a notice of proposed rulemaking that would treat discretionary overdraft services offered by banks with more than $10 billion in assets as credit, bringing them for the first time under Regulation Z, the implementing regulation of the Truth in Lending Act. Compliance with the Dodd-Frank Act's requirements may necessitate that we hire or contract with additional compliance or other personnel, design and implement additional internal controls, or incur other significant expenses, any of which could have a material adverse effect on our business, financial condition or results of operations. See the discussion above at "Supervision and Regulation" for an additional discussion of the extensive regulation and supervision the Company and the Bank are subject to. We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, whether due to losses, growth opportunities, or an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our compliance with regulatory requirements, would be adversely affected. Both we and Seacoast Bank must meet regulatory capital requirements and maintain sufficient liquidity and our regulators may modify and adjust such requirements in the future. Our ability to raise additional capital, when and if needed in the future, will depend on conditions in the capital markets, general economic conditions and a number of other factors, including investor perceptions regarding the banking industry and the market, governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected. Although the Company currently complies with all capital requirements, we may be subject to more stringent regulatory capital ratio requirements in the future and we may need additional capital in order to meet those requirements. Our failure to remain “well-capitalized” for bank regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common stock, our ability to make distributions on our trust preferred securities, our ability to make acquisitions, and our business, results of operations and financial condition, generally. Under FDIC rules, if Seacoast Bank ceases to be a “well-capitalized” institution, its ability to accept brokered deposits and the interest rates that it pays may both be restricted. Federal banking agencies periodically conduct examinations of our business, including for compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations may adversely affect us. The FRB and the OCC periodically conduct examinations of our business and Seacoast Bank’s business, including for compliance with laws and regulations, and Seacoast Bank also may be subject to future regulatory examinations by the CFPB, as discussed in the “Supervision and Regulation” section above. If, as a result of an examination, the FRB, the OCC and/or the CFPB were to determine that the financial condition, capital resources, asset quality, asset concentrations, earnings prospects, management, liquidity, sensitivity to market risk, or other aspects of any of our or Seacoast Bank’s operations had become unsatisfactory, or that we or our management were in violation of any law, regulation or guideline in effect from time to time, the regulators may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the composition of our concentrations in portfolio or balance sheet assets, to assess civil monetary penalties against our officers or directors or to remove officers and directors. Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition. FDIC insurance premiums we pay may change and be significantly higher in the future. Market developments may significantly deplete the insurance fund of the FDIC and reduce the ratio of reserves to insured deposits, thereby making it requisite upon the FDIC to charge higher premiums prospectively. In 2023, the FDIC imposed a special assessment to recover the costs to the DIF 24 resulting from the FDIC’s use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receivership of Silicon Valley Bank and Signature Bank. The special assessment applied to insured depository institutions with $5 billion or more in estimated uninsured deposits at December 31, 2022. The Company’s uninsured deposits at December 31, 2022 were $3.5 billion, below the threshold for the special assessment. However, in the future, our FDIC deposit insurance premiums and assessments may increase as a result of future increases in assessment rates, required prepayments in FDIC insurance premiums or other changes, and could reduce our profitability. Additionally, by having more than $10 billion in total assets at December 31, 2022, the method that the FDIC uses to determine the amount of our deposit insurance premium has changed. Any increases in our assessment rate, future special assessments, or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects or results of operations. Tax law changes and interpretations may have a negative impact on our earnings. The enactment of the Tax Reform Act has had, and is expected to continue to have, far reaching and significant effects on us, our customers and the U.S. economy. Further, U.S. tax authorities may at any time clarify and/or modify legislation, administration or judicial changes or interpretations the income tax treatment of corporations. Such changes could adversely affect us, either directly or as a result of the effects on our customers. While lower income tax rates should result in improved net income performance over prospective periods, the extent of the benefit will be influenced by the competitive environment and other factors. As of December 31, 2023, we had net deferred tax assets ("DTAs") of $113.2 million, based on management's estimation of the likelihood of those DTAs being realized. These and future DTAs may be reduced in the future if our estimates of future taxable income from our operations and tax planning strategies do not support the amounts recorded. Merger-Related Risks Future acquisition and expansion activities may disrupt our business, dilute existing shareholders and adversely affect our operating results. We periodically evaluate potential acquisitions and expansion opportunities. To the extent we grow through acquisition, we cannot assure you that we will be able to manage this growth adequately or profitably. Acquiring other banks, branches or businesses, as well as other geographic and product expansion activities, involve various risks including: • risk of unknown, undisclosed or contingent liabilities that could arise after the closing of an acquisition and for which there is no indemnification obligation or other price protection mechanism associated with the acquisition; • unanticipated costs and delays, including as a result of enhanced regulatory scrutiny; • risks that acquired new businesses do not perform consistent with our growth and profitability expectations; • risks of entering new market or product areas where we have limited experience; • risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures; • exposure to potential asset quality issues with acquired institutions; • difficulties, expenses and delays of integrating the operations and personnel of acquired institutions, and start-up delays and costs of other expansion activities; • potential disruptions to our business; • possible loss of key employees and customers of acquired institutions; • potential short-term decrease in profitability; • inaccurate estimates of value assigned to acquired assets; • litigation; and • diversion of our management’s time and attention from our existing operations and businesses. 25

Attractive acquisition opportunities may not be available to us in the future. While we seek continued organic growth, we anticipate continuing to evaluate merger and acquisition opportunities presented to us in our core markets and beyond. The number of financial institutions headquartered in Florida, the Southeastern United States, and across the country continues to decline through merger and other activity. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire financial services businesses. This competition, as the number of appropriate merger targets decreases, could increase prices for potential acquisitions which could reduce our potential returns, and reduce the attractiveness of these opportunities to us. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance, including with respect to anti-money laundering (“AML”) obligations, consumer protection laws and CRA obligations and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share of our common stock. Our business strategy includes significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively, or if we fail to successfully integrate our acquisitions or to realize the anticipated benefits of them. We intend to continue to pursue an organic growth strategy for our business while also regularly evaluating potential acquisitions and expansion opportunities. If appropriate opportunities present themselves, we expect to engage in selected acquisitions of financial institutions, branch acquisitions and other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful. While we have substantial experience in successfully integrating institutions we have acquired, we may encounter difficulties during integration, such as the loss of key employees, the disruption of operations and businesses, loan and deposit attrition, customer loss and revenue loss, possible inconsistencies in standards, control procedures and policies, and unexpected issues with expected branch closures costs, operations, personnel, technology and credit, all of which could divert resources from regular banking operations. Achieving the anticipated benefits of these mergers is subject to a number of uncertainties, including whether we integrate these institutions in an efficient and effective manner, governmental actions affecting the financial industry generally, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in a reduction in the price of our shares as well as in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially and adversely affect our business, financial condition and results of operations. There are risks associated with our growth strategy. To the extent that we grow through acquisitions, there can be no assurance that we will be able to adequately or profitably manage this growth. Acquiring other banks, branches or other assets, as well as other expansion activities, involves various risks including the risks of incorrectly assessing the credit quality of acquired assets, encountering greater than expected costs of integrating acquired banks or branches into us, the risk of loss of customers and/or employees of the acquired institution or branch, executing cost savings measures, not achieving revenue enhancements and otherwise not realizing the transaction’s anticipated benefits. Our ability to address these matters successfully cannot be assured. In addition, our strategic efforts may divert resources or management’s attention from ongoing business operations, may require investment in integration and in development and enhancement of additional operational and reporting processes and controls and may subject us to additional regulatory scrutiny. Our growth initiatives may also require us to recruit and retain experienced personnel to assist in such initiatives. Accordingly, the failure to identify and retain such personnel would place significant limitations on our ability to successfully execute our growth strategy. In addition, to the extent we expand our lending beyond our current market areas, we could incur additional risks related to those new market areas. We may not be able to expand our market presence in our existing market areas or successfully enter new markets. If we do not successfully execute our acquisition growth plan, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased, that conclusion may result in an impairment charge to goodwill or other tangible or intangible assets, which would adversely affect our results of operations. While we believe we have the executive management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth. Additionally, we may pursue divestitures of non-strategic branches or other assets. Such divestitures involve various risks, including the risks of not being able to timely or fully replace liquidity previously provided by deposits which may be transferred as part of a divestiture, which could adversely affect our financial condition and results of operations. 26

General Risk Factors Shares of our common stock are not insured deposits and may lose value. Shares of our common stock are not savings accounts, deposits or other obligations of any depository institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality, any other deposit insurance fund or by any other public or private entity, and are subject to investment risk, including the possible loss of principal. Any future economic downturn could have a material adverse effect on our capital, financial condition, results of operations, and future growth. Management continually monitors market conditions and economic factors throughout our footprint. If conditions were to worsen nationally, regionally or locally, then we could see a sharp increase in our total net charge-offs and also be required to significantly increase our allowance for credit losses. Furthermore, the demand for loans and our other products and services could decline. An increase in our non-performing assets and related increases in our provision for credit losses, coupled with a potential decrease in the demand for loans and our other products and services, could negatively affect our business and could have a material adverse effect on our capital, financial condition, results of operations and future growth. Our customers may also be adversely impacted by changes in regulatory, trade (including tariffs), monetary, and tax policies and laws, all of which could reduce demand for loans and adversely impact our borrowers' ability to repay our loans. The U.S. government’s decisions regarding its debt ceiling and the possibility that the U.S. could default on its debt obligations may cause further interest rate increases, disrupt access to capital markets and deepen recessionary conditions. The effects of any economic downturn could continue for many years after the downturn is considered to have ended. A reduction in consumer confidence could negatively impact our results of operations and financial condition. Significant market volatility driven in part by concerns relating to, among other things, bank failures, actions by the U.S. Congress or imposed through Executive Order by the President of the United States, as well as global political actions or events, including natural disasters, health emergencies or pandemics, could adversely affect the U.S. or global economies, with direct or indirect impacts on the Company and our business. Results could include reduced consumer and business confidence, credit deterioration, diminished capital markets activity, and actions by the Federal Reserve impacting interest rates or other U.S. monetary policy. We must attract and retain skilled personnel. Our success depends, in substantial part, on our ability to attract and retain skilled, experienced personnel in key positions within the organization. Competition for qualified candidates in the activities and markets that we serve is intense. If we are not able to hire, adequately compensate, or retain these key individuals, we may be unable to execute our business strategies and may suffer adverse consequences to our business, financial condition and results of operations. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Cybersecurity Risk Management and Strategy The Company’s information security program is designed to protect sensitive information from unauthorized access, use, disclosure, alteration, or destruction, and to maintain the confidentiality, integrity, and availability of our information assets, including employee and customer non-public information, financial data, and internal operational information. Our Chief Information Security Officer (“CISO”) manages our information security strategy and development as overseen by our overarching Enterprise Risk Management (“ERM”) program. The Company’s cybersecurity program, including our information security policies, is designed to align with regulatory guidance and industry practices. To protect our information systems, network, and information assets from cybersecurity threats, we use various security tools, products and processes that help identify, prevent, investigate, and remediate cybersecurity threats and security incidents. 27

The Company’s Information Security team monitors threat intelligence sources to research evolving threats, investigates the potential impact to financial services companies, examines company controls to detect and defend against those threats, and proactively adjusts company defenses against those threats. The Information Security team also actively monitors company networks and systems to detect suspicious or malicious events, including through penetration testing and routine vulnerability scans, and a managed security service provider supplements our efforts to provide 24 hours a day, seven days a week coverage. We maintain policies and procedures for the safe storage, handling and secure disposal of customer information. Each employee is expected to be responsible for the security and confidentiality of customer information, and we communicate this responsibility to employees upon hiring and regularly throughout their employment. Annually, we provide employees with mandatory security awareness training. The curriculum includes the recognition and appropriate handling of potential phishing emails, which could, ultimately, place sensitive customer or employee information at risk. The Company employs a number of technical controls to mitigate the risk of phishing emails targeting employees. We test employees monthly to determine their susceptibility to phishing test emails, and we require susceptible employees to take additional training and provide regular reports to management. As part of our information security program, we have adopted a Cyber Incident Response Plan (“Incident Response Plan”) which is administered by our CISO who closely coordinates with the Company’s Information Technology team. The Incident Response Plan describes the Company’s processes, procedures, and responsibilities for responding to cybersecurity incidents, and identifies those team members responsible for assessing potential security incidents, declaring an incident, and initiating a response. The Incident Response Plan outlines action steps for investigating, containing, and remediating a cybersecurity incident, and includes procedures for escalation and reporting of potentially significant cybersecurity incidents to the Company’s Senior Leadership Team, including the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Risk Officer (“CRO”), Chief Legal Officer (“CLO”) and the Board of Directors. As necessary, the Company may retain a third- party firm to assist with forensic investigation and management of cybersecurity incidents. Annually, our incident response team performs exercises to simulate responses to cybersecurity events. Each exercise results in lessons learned and subsequent improvement to the Incident Response Plan. The Company conducts due diligence prior to engaging third-party service providers which have access to the Company's networks, systems, and/or customer or employee data. Risk assessments are performed using Service Organization Controls (SOC) reports, self-attestation questionnaires, and other tools. Third-party service providers are required to comply with the Company’s policies regarding non-public personal information and information security. Third parties processing non-public personal information are contractually required to meet all legal and regulatory obligations to protect customer data against security threats or unauthorized access. After contract execution, Seacoast requires critical and high-risk providers to have an ongoing monitoring plan. While we do not believe that our business strategy, results of operations or financial condition have been materially adversely affected by any cybersecurity incidents, cybersecurity threats are pervasive, and cybersecurity risk has increased in recent years. Despite our efforts, there can be no assurance that our cybersecurity risk management processes and measures described will be fully implemented, complied with or effective in protecting our systems and information. We face risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect our business strategy, result of operations or financial condition. See Item 1A. “Risk Factors” for further discussion of the material risks associated with an interruption or breach in our information systems or infrastructure. Cybersecurity Governance Our Board of Directors is responsible for overseeing the Company’s business and affairs, including risks associated with cybersecurity threats. The Board oversees the Company’s corporate risk governance processes primarily through its committees, and oversight of cybersecurity threats is delegated primarily to our Information Technology Committee (“ITC”). The Enterprise Risk Management Committee (“ERMC”) of the Board has primary responsibility for overseeing the Company’s comprehensive Enterprise Risk Management program. The Enterprise Risk Management program assists senior management in identifying, assessing, monitoring, and managing risk, including cybersecurity risk, in a rapidly changing environment. Cybersecurity matters and assessments are regularly included in both ITC and ERMC meetings. The Board’s oversight of cybersecurity risk is supported by our CISO. The CISO and CIO attend ITC and ERMC meetings and provide cybersecurity updates to these Board committees. The CISO also provides annual risk assessments and reports regarding the information security program summary report to the full Board of Directors. Our CRO, in conjunction with our CISO and CIO, facilitates the involvement of the ITC in oversight of potentially significant cybersecurity incidents. 28

The Company’s CISO directs the company’s information security program and our information technology risk management. In this role, in addition to the responsibilities discussed above, the CISO manages the Company’s information security and day- to-day cybersecurity operations and supports the information security risk oversight responsibilities of the Board and its committees. The CISO is also responsible for the Company’s information technology governance, risk, and compliance program and ensures that high level risks receive appropriate attention. Led by our CISO, the Information Security team examines risks to the Company’s information systems and assets, designs and implements security solutions, monitors the environment, and provides responses to threats. In 2023 our CISO reported to our CIO; however, for 2024 the CISO will report to our CRO, who in turn reports to our CEO. Our CISO has cybersecurity experience spanning more than 20 years. Prior experience includes serving as the CISO at a mid- size regional financial institution and serving in manager roles at large professional services firms. He holds a degree in Computer Science and Mathematics and maintains several industry certifications. Item 2. Properties Seacoast maintains its corporate headquarters in a 68,000 square foot, three story building at 815 Colorado Avenue in Stuart, Florida. The building is owned by Seacoast Bank. Seacoast Bank owns or leases all of the buildings in which its business operates. At December 31, 2023, Seacoast Bank had 77 branch offices, in addition to stand-alone commercial lending offices, and its main office, all located in Florida. For additional information regarding properties, please refer to Notes 7 and 11 of the Notes to Consolidated Financial Statements. Item 3. Legal Proceedings The Company and its subsidiaries, because of the nature of their businesses, are at all times subject to numerous legal actions, threatened or filed. Management presently believes that none of the legal proceedings to which it is a party are likely to have a materially adverse effect on the Company’s consolidated financial position, operating results or cash flows. Item 4. Mine Safety Disclosures Not applicable. Part II Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Holders of the Company's common stock are entitled to one vote per share on all matters presented to shareholders for their vote, as provided in our Articles of Incorporation, as amended. The Company's common stock is traded under the symbol “SBCF” on the NASDAQ Global Select Market (“NASDAQ”). As of January 31, 2024, there were 84,889,092 shares of the Company's common stock outstanding, held by approximately 2,616 record holders. Dividends from Seacoast Bank are the Company's primary source of funds to pay dividends to its shareholders. Under the National Bank Act, national banks may in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). The need for Seacoast Bank to maintain adequate capital also limits dividends that may be paid to the Company. For additional information regarding restrictions on the ability of Seacoast Bank to pay dividends to the Company see “Item 1. Business- Payment of Dividends” of this Form 10-K. Securities Authorized for Issuance Under Equity Compensation Plans See the information included under Part III, Item 12, which is incorporated in response to this item by reference. 29

Share Repurchase Program and Other Repurchases

On December 15, 2023, the Company's Board of Directors authorized the renewal of the Company's share repurchase program, under which the Company may, from time to time, purchase up to $100 million of its shares of outstanding common stock. Under the share repurchase program, which will expire on December 31, 2024, repurchases will be made, if at all, in accordance with applicable securities laws and may be made from time to time in the open market, by block purchase or by negotiated transactions. The amount and timing of repurchases, if any, will be based on a variety of factors, including share acquisition price, regulatory limitations, market conditions and other factors. The program does not obligate the Company to purchase any of its shares, and may be terminated or amended by the Board of Directors at any time prior to its expiration date. In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

The following table provides details of our common stock repurchases for the three months ended December 31, 2023:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as part of Public Announced Plan	Maximum Value of Shares that May Yet be Purchased Under the Plan (in thousands)
10/1/23 to 10/31/23	13,415	$ 19.84	527,300	$ 89,520
11/1/23 to 11/30/23	—	19.98	18,900	89,143
12/1/23 to 12/31/23	89,539	28.95	—	100,000
Total - 4th Quarter	102,954	$ 21.10	546,200	$ 100,000

[1]Includes shares that were repurchased to pay for the exercises of stock options or for income taxes owed on vesting shares of restricted stock. These shares were not purchased under the Company's stock repurchase plan to repurchase shares.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion and analysis is to aid in understanding significant changes in the financial condition of Seacoast Banking Corporation of Florida and its subsidiaries ("Seacoast" or the "Company") and their results of operations. Nearly all of the Company's operations are contained in its banking subsidiary, Seacoast National Bank ("Seacoast Bank" or the "Bank"). Such discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the related notes included in this report.

The emphasis of this discussion will be on the years ended December 31, 2023 and 2022. Additional information about the Company's financial condition and results of operations in 2021 and changes in the Company's financial condition and results of operations from 2021 to 2022 may be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

This discussion and analysis contains statements that may be considered "forward-looking statements" as defined in, and subject to the protections of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See the "Special Cautionary Notice Regarding Forward-Looking Statements" for additional information regarding forward-looking statements.

For purposes of the following discussion, the words "Seacoast" or the "Company" refer to the combined entities of Seacoast Banking Corporation of Florida and its direct and indirect wholly owned subsidiaries.

Overview – Strategy and Results

Seacoast Banking Corporation of Florida ("Seacoast" or the "Company"), a financial holding company, registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), is one of the largest community banks in Florida, with $14.6 billion in assets and $11.8 billion in deposits as of December 31, 2023. Its principal subsidiary is Seacoast National Bank

30

("Seacoast Bank"), a wholly owned national banking association. The Company provides integrated financial services including commercial and consumer banking, wealth management, mortgage and insurance services to customers through advanced online and mobile banking solutions, and Seacoast Bank's network of 77 traditional branches and commercial banking centers.

Seacoast is executing a balanced growth strategy, combining organic growth with strategic acquisitions in Florida's most attractive growing markets. The Company has expanded its presence across the state with 16 acquisitions since 2014, strengthening market share, increasing the customer base and lowering operating costs through economies of scale. The acquisition of Professional Holding Corp. ("Professional"), parent company of Professional Bank, was completed on January 31, 2023. The transaction further expanded Seacoast's presence in the tri-county South Florida market, which includes Miami-Dade, Broward, and Palm Beach counties, Florida's largest MSA and the 8th largest in the nation.

The Company's acquisition strategy has not only increased customer households and been accretive to earnings, but has also opened markets and expanded Seacoast's customer base. The table below summarizes acquisition activity in the past ten years:

(In millions)	Primary Market(s)	Year of Acquisition	Acquired Loans	Acquired Deposits
Professional Bank/ Professional Holding Corp.	Miami-Dade County and West Palm Beach	2023	$ 1,986	$ 2,119
Drummond Community Bank/ Drummond Banking Company	Gainesville and Ocala	2022	545	881
Apollo Bank/ Apollo Bancshares, Inc.	Miami-Dade County	2022	667	855
Florida Business Bank/ Business Bank of Florida, Corp.	Melbourne	2022	122	166
Sabal Palm Bank/ Sabal Palm Bancorp, Inc.	Sarasota	2022	246	396
Legacy Bank of Florida	Boca Raton and Palm Beach	2021	477	495
Freedom Bank/ Fourth Street Banking Company	Tampa- St. Petersburg	2020	303	330
First Bank of the Palm Beaches	West Palm Beach	2020	147	174
First Green Bank/ First Green Bancorp, Inc.	Orlando and Fort Lauderdale	2018	631	624
Palm Beach Community Bank	West Palm Beach	2017	270	269
NorthStar Bank/ NorthStar Banking Corporation, Inc.	Tampa- St. Petersburg	2017	137	182
GulfShore Bank/ GulfShore BancShares, Inc.	Tampa- St. Petersburg	2017	251	285
Orlando banking operations of BMO Harris Bank, N.A.	Orlando	2016	63	314
Floridian Bank/ Floridian Financial Group, Inc.	Orlando	2016	266	337
Grand Bank & Trust of Florida/ Grand Bankshares, Inc.	West Palm Beach	2015	111	188
BankFirst/ The BANKshares, Inc.	Orlando	2014	365	516

Results of Operations

2023 Financial Performance Highlights

- Net income of $104 million, a decrease of $2.5 million, or 2%, compared to 2022, and adjusted net income[1] of $154.7 million, an increase of $18.5 million, or 14%, compared to 2022.
- Net interest income increased $122.1 million, or 33%, to $488.2 million, and net interest margin (on a fully tax equivalent basis)[1] increased to 3.77% in 2023 from 3.69% in 2022.
- Pre-tax pre-provision earnings[1] were $172.6 million in 2023, an increase of 5% compared to 2022. Adjusted pre-tax pre-provision earnings[1] were $242.6 million in 2023, an increase of 19% compared to 2022.

[1] *Non-GAAP measure, see "Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and a reconciliation to GAAP.*

31

• Continued strong capital, with a Tier 1 capital ratio of 14.5%, and the ratio of tangible common equity to tangible assets increasing to 9.31%. • Tangible book value per share increased to $15.08 at December 31, 2023 from $14.69 at December 31, 2022. • Executed strategic expense management actions in 2023 to optimize efficiency in 2024. Fourth quarter 2023 expenses were 8% lower than the prior quarter. Net Interest Income and Margin Net interest income for the year ended December 31, 2023, totaled $488.2 million, increasing $122.1 million, or 33%, compared to the year ended December 31, 2022. The increase in net interest income is primarily due to higher balances added through the Professional acquisition and higher yields on securities and loans, partially offset by the higher cost of deposits. Net interest income (on a fully taxable equivalent basis)1 for the year ended December 31, 2023, was $489.0 million, increasing $122.4 million, or 33%, compared to the year ended December 31, 2022. Accretion on acquired loans totaled $56.7 million for the year ended December 31, 2023, compared to $18.4 million for the year ended December 31, 2022. The year-over-year increase in accretion reflects the impact of purchase marks from bank acquisitions in late 2022 and early 2023. Net interest margin (on a fully taxable equivalent basis)1 increased eight basis points to 3.77% for 2023 compared to 3.69% in 2022. Average interest earning assets increased $3.0 billion, or 31%, during 2023 to $13.0 billion compared to $9.9 billion in 2022, primarily the result of acquisitions in the fourth quarter of 2022 and the first quarter of 2023. During 2023, yields on interest earning assets increased to 5.32% from 3.84% in 2022 due to the higher interest rate environment. The cost of average interest-bearing liabilities in 2023 increased 215 basis points to 2.40% from 0.25% in 2022, reflecting the impact of higher interest rates. During 2023, average securities increased $34.3 million to $2.6 billion, partially due to the acquisition of Professional. Yields on securities increased 97 basis points from 2.21% in 2022 to 3.18% in 2023, benefiting from the higher rate environment and favorable repricing on variable rate bonds. Average loans totaled $9.9 billion for the year ended December 31, 2023, reflecting an increase of $3.1 billion, or 45%, compared to $6.8 billion for the year ended December 31, 2022, the result of acquisitions in late 2022 and early 2023. Yields on loans increased 126 basis points from 4.62% in 2022 to 5.88% in 2023, benefiting from higher rates on new production and increasing rates on variable rate loans. Accretion of purchase discounts on acquired loans added 57 basis points to loan yields in 2023, compared to 27 basis points in 2022. During 2023, average transaction deposits (noninterest and interest bearing demand deposits) increased $0.9 billion, or 15%, compared to 2022. The Company’s deposit mix remains favorable, with 89% of average deposit balances comprised of savings, money market, and demand deposits in 2023. The cost of average total deposits (including noninterest bearing demand deposits) increased by 139 basis points to 1.50% in 2023, compared to 0.11% in 2022, primarily the result of higher short term interest rates and an increasingly competitive deposit market. Sweep repurchase agreements with customers had an average balance of $271.0 million for the year ended December 31, 2023, increasing $149.7 million, or 123%, compared to $121.3 million for the year ended December 31, 2022. The average rate on customer repurchase accounts was 3.07% in 2023 compared to 0.81% in 2022. The Company had an average balance of $175.2 million in FHLB borrowings outstanding for the year ended December 31, 2023, with an average interest rate of 3.64%. The average balance of FHLB borrowings was $10.3 million in 2022. In 2023, average long-term debt of $104.2 million carried an average cost of 6.96%, up from 4.09% in 2022, reflecting the impact of higher interest rates. 32 1 Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures” for more information and a reconciliation to GAAP.

The following table details the Company's average balance sheets, interest income and expenses, and yields and rates[1], for the past three years:

	For the Year Ended December 31,								
	2023			2022			2021		
(In thousands, except percentages)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets									
Earning Assets:									
Securities									
Taxable	$ 2,611,299	$ 82,926	3.18%	$2,568,568	$ 56,611	2.20%	$1,839,619	$ 29,206	1.59%
Nontaxable	13,733	438	3.19	22,188	690	3.11	25,369	730	2.88
Total Securities	2,625,032	83,364	3.18	2,590,756	57,301	2.21	1,864,988	29,936	1.61
Federal funds sold	368,659	18,871	5.12	433,359	4,103	0.95	763,795	1,043	0.14
Other investments	90,692	5,718	6.30	69,604	3,517	5.05	65,533	1,947	2.97
Loans	9,889,070	581,825	5.88	6,838,266	316,073	4.62	5,751,064	251,834	4.38
Total Earning Assets	12,973,453	689,778	5.32	9,931,985	380,994	3.84	8,445,380	284,760	3.37
Allowance for credit losses on loans	(150,982)			(94,693)			(88,659)		
Cash and due from banks	184,035			305,775			332,664		
Bank premises and equipment, net	116,516			85,568			71,771		
Intangible assets	816,662			360,217			249,089		
Bank owned life insurance	290,218			214,468			156,599		
Other assets	392,872			248,108			170,210		
Total Assets	$14,622,774			$11,051,428			$9,337,054		
Liabilities and Shareholders' Equity									
Interest-Bearing Liabilities:									
Interest-bearing demand	$ 2,686,936	$ 41,438	1.54%	$2,220,307	$ 3,099	0.14%	$1,787,234	$ 895	0.05%
Savings	851,347	1,796	0.21	989,997	397	0.04	805,816	383	0.05
Money market	2,941,916	83,301	2.83	1,925,176	3,824	0.20	1,765,444	2,327	0.13
Time deposits	1,348,152	52,254	3.88	500,471	2,642	0.53	602,739	2,788	0.46
Securities sold under agreements to repurchase	270,999	8,323	3.07	121,318	986	0.81	113,881	141	0.12
Federal Home Loan Bank borrowings	175,247	6,378	3.64	10,264	330	3.22	—	—	—
Other borrowings	104,158	7,245	6.96	74,713	3,056	4.09	71,495	1,685	2.36
Total Interest-Bearing Liabilities	8,378,755	200,735	2.40	5,842,246	14,334	0.25	5,146,609	8,219	0.16
Noninterest demand	4,087,335			3,667,345			2,851,687		
Other liabilities	131,302			122,982			123,446		
Total Liabilities	12,597,392			9,632,573			8,121,742		
Shareholders' equity	2,025,382			1,418,855			1,215,312		
Total Liabilities & Shareholders' Equity	$14,622,774			$11,051,428			$9,337,054		
Cost of deposits			1.50%			0.11%			0.08%
Interest expense as % of earning assets			1.55%			0.14%			0.10%
Net interest income/yield on earning assets		$ 489,043	3.77%		$ 366,660	3.69%		$ 276,541	3.27%

[1]On a fully taxable equivalent basis. All yields and rates have been computed using amortized costs. Fees on loans have been included in interest on loans. Nonaccrual loans are included in loan balances.

33

The following table shows the impact of changes in volume and rate on earning assets and interest bearing liabilities[1]:

(In thousands)	2023 vs 2022 Due to Change in: Volume	Rate	Total	2022 vs 2021 Due to Change in: Volume	Rate	Total
	Amount of increase (decrease)					
Earning Assets:						
Securities						
Taxable	$ 1,149	$ 25,166	$ 26,315	$ 13,819	$ 13,586	$ 27,405
Nontaxable	(266)	14	(252)	(95)	55	(40)
Total Securities	883	25,180	26,063	13,724	13,641	27,365
Federal funds sold	(1,962)	16,730	14,768	(1,790)	4,850	3,060
Other investments	1,198	1,003	2,201	163	1,407	1,570
Loans	160,253	105,499	265,752	36,028	28,211	64,239
Total Earning Assets	160,372	148,412	308,784	48,125	48,109	96,234
Interest-Bearing Liabilities:						
Interest-bearing demand	3,924	34,415	38,339	411	1,793	2,204
Savings	(174)	1,573	1,399	81	(67)	14
Money market accounts	15,404	64,072	79,476	264	1,233	1,497
Time deposits	18,665	30,947	49,612	(506)	360	(146)
Total Deposits	37,819	131,007	168,826	250	3,319	3,569
Securities sold under agreements to repurchase	2,907	4,431	7,338	35	810	845
Federal Home Loan Bank borrowings	5,654	394	6,048	330	—	330
Other borrowings	1,626	2,563	4,189	104	1,267	1,371
Total Interest Bearing Liabilities	48,006	138,395	186,401	719	5,396	6,115
Net Interest Income	$ 112,366	$ 10,017	$ 122,383	$ 47,406	$ 42,713	$ 90,119

[1]*On a fully taxable equivalent basis. All yields and rates have been computed using amortized costs. Fees on loans have been included in interest on loans. Nonaccrual loans are included in loan balances. Changes attributable to rate/volume (mix) are allocated to rate and volume on an equal basis.*

Provision for Credit Losses

The provision for credit losses was $37.5 million for the full year 2023 compared to $26.2 million for the full year 2022. Included is $26.6 million in 2023 and $20.2 million in 2022 of day-1 provision for credit losses on loans added through bank acquisitions.

Noninterest Income

Noninterest income (excluding securities gains and losses) totaled $82.0 million in 2023, an increase of $14.9 million, or 22%, compared to 2022. Noninterest income accounted for 14% of total revenue in 2023 and 16% in 2022 (net interest income plus noninterest income, excluding securities gains and losses).

34

Noninterest income is detailed as follows:

(In thousands, except percentages)	For the Year Ended December 31, 2023	2022	% Change
Service charges on deposit accounts	$ 18,278	$ 13,709	33%
Interchange income	13,877	17,171	(19)
Wealth management income	12,780	11,051	16
Mortgage banking fees	1,790	3,478	(49)
Insurance agency income	4,510	805	460
SBA gains	2,105	842	150
BOLI income	8,401	5,572	51
Other	20,304	14,559	39
	82,045	67,187	22
Securities losses, net	(2,893)	(1,096)	164
Total Noninterest Income	$ 79,152	$ 66,091	20%

Service charges on deposits for the year ended December 31, 2023 compared to the prior year increased $4.6 million, or 33%, to $18.3 million. This increase primarily reflects the benefit of an expanded deposit base, including from acquisitions, and the continued benefit of the expansion of treasury management services to commercial customers. Overdraft-related fees for both consumer and commercial accounts represented 35% of total service charges on deposits in 2023 compared to 37% in 2022.

Interchange revenue totaled $13.9 million in 2023, a decrease of 19% from $17.2 million in 2022. The decrease in interchange income was due to the impact of the Durbin amendment, which became effective for the first time for the Company on July 1, 2023, limiting network interchange fees earned on debit card transactions.

Wealth management revenues, including brokerage commissions and fees and trust income, increased $1.7 million, or 16%, to $12.8 million for the year ended December 31, 2023. The wealth management team continued to demonstrate notable success in building relationships, resulting in a 23% increase in assets under management year-over-year to $1.7 billion as of December 31, 2023.

Insurance agency income totaled $4.5 million in 2023, an increase of 460% from $0.8 million in 2022. The Company acquired a commercial insurance agency during the fourth quarter of 2022 in conjunction with the acquisition of Drummond, adding another source of noninterest income.

Mortgage banking fees decreased $1.7 million, or 49%, to $1.8 million for the year ended December 31, 2023 compared to 2022, reflecting lower saleable production due to the impact on demand of higher interest rates and limited housing inventory.

Gains on sale of the guaranteed portion of SBA loans totaled $2.1 million for the year ended December 31, 2023, an increase of $1.3 million compared to 2022.

Bank owned life insurance ("BOLI") income totaled $8.4 million in 2023, an increase of $2.8 million, or 51%, compared to the prior year. The Company added $53.1 million in BOLI in the fourth quarter of 2022 and $55.1 million in the first quarter of 2023 from bank acquisitions.

Other income totaled $20.3 million in 2023, reflecting an increase of $5.7 million, or 39%, year-over-year. The increase was attributable to BOLI death benefits totaling $2.1 million in 2023, higher SBIC investment income, and increases in other fees correlating to growth in customers and accounts.

Securities losses in 2023 totaled $2.9 million, resulting from the sale in the fourth quarter of 2023 of approximately $82.9 million, or 3%, of the bank's investment securities portfolio. The Company recognized an opportunity to sell low-yielding holdings with modest losses and use the proceeds to reinvest into higher-yielding bonds with strong prepayment protection and good convexity, expecting an earnback period of only 1.3 years. Securities losses in 2022 totaled $1.1 million resulting solely from the decline in the market value of the CRA-qualified mutual fund investment.

35

Noninterest Expense

The Company has demonstrated its commitment to efficiency through disciplined, proactive management of its cost structure. Noninterest expenses in 2023 totaled $395.6 million, including $33.2 million in acquisition-related expenses, and $5.2 million related to branch consolidation and other expense reduction initiatives. In 2022, noninterest expenses totaled $267.9 million, including $27.9 million in acquisition-related expenses and $1.2 million in expenses related to branch consolidation and other expense reduction initiatives. Adjusted noninterest expense[1] in 2023 totaled $328.5 million, an increase of 43% from 2022, reflecting overall growth of the organization.

	For the Year Ended December 31,		
(In thousands, except percentages)	**2023**	**2022**	**% Change**
Salaries and wages	$ 177,637	$ 130,100	37%
Employee benefits	29,918	19,026	57
Outsourced data processing costs	52,098	27,510	89
Telephone / data lines	5,204	3,799	37
Occupancy	26,668	18,539	44
Furniture and equipment	8,692	6,420	35
Marketing	9,156	6,286	46
Legal and professional fees	17,514	20,703	(15)
FDIC assessments	8,630	3,137	175
Amortization of intangibles	28,726	9,101	216
Other real estate owned expense and net loss (gain) on sale	985	(1,534)	N/A
Provision for credit losses on unfunded commitments	1,239	1,157	7
Other	29,155	23,690	23
Total Noninterest Expense	$ 395,622	$ 267,934	48%

Salaries and wages totaled $177.6 million in 2023, an increase of $47.5 million, or 37%, compared to 2022. Results in 2023 include $10.4 million in bank acquisition-related charges compared to $9.2 million in 2022. Excluding merger-related charges, the increase is the result of the net addition of branch locations, associates, and bankers from recent acquisitions. In the third quarter of 2023, the Company completed a 6% reduction in headcount, resulting in $3.2 million in severance-related expenses.

During 2023, employee benefit costs, which include costs associated with the Company's self-funded health insurance benefits, 401(k) plan, payroll taxes, and unemployment compensation, increased $10.9 million, or 57%, compared to 2022. The increase reflects the overall growth of the organization, including as a result of the acquisitions completed in 2023 and 2022.

The Company utilizes third parties for core data processing systems. Ongoing data processing costs are directly related to the number of transactions processed and the negotiated rates associated with those transactions. Outsourced data processing costs totaled $52.1 million in 2023, an increase of $24.6 million, or 89%, compared to 2022. Results in 2023 include $17.4 million in direct acquisition-related costs, including termination penalties on acquired technology contracts upon system conversion, compared to $3.4 million in 2022. The remainder of the increase reflects the overall growth of the organization.

Total occupancy, furniture, equipment, and communication expenses in 2023 totaled $40.6 million, an increase of $11.8 million, or 41%, compared to 2022, primarily due to expansion of the Company's footprint across Florida.

During 2023, marketing expenses totaled $9.2 million, an increase of $2.9 million, or 46%, compared to $6.3 million in 2022. The Company has increasingly invested in targeted marketing campaigns focused on deposit growth, and on advertising and branding campaigns across the footprint.

Legal and professional fees decreased by $3.2 million in 2023, or 15%, to $17.5 million, and included $6.5 million in merger-related expenses in 2023, compared to $10.3 million in 2022.

FDIC assessments were $8.6 million in 2023, compared to $3.1 million in 2022. The increase reflects the Company's growth in asset size.

36

Amortization of intangibles increased $19.6 million, or 216%, to $28.7 million during 2023 from $9.1 million in 2022. The acquisitions in 2022 and in 2023 added $118.8 million in core deposit intangible assets, which are amortized using an accelerated amortization method. Other real estate owned expense and net loss (gain) on sale was a net loss of $1.0 million in 2023, compared to a net gain of $1.5 million in 2022. Charges during 2023 related to valuation adjustments on former branch properties. The Company expects the final disposition of several properties in the first quarter of 2024. Provision for credit losses on unfunded commitments totaled $1.2 million in both 2023 and 2022. The expense in each period is primarily related to the increase in customer relationships from bank acquisitions. Other expense totaled $29.2 million and $23.7 million in 2023 and 2022, respectively. The increase of $5.5 million, or 23%, includes higher costs in general business and customer support activities resulting from growth in the customer base and the expanded branch footprint and to maintaining parallel activities and processes prior to the conversion of Professional in June 2023. Income Taxes In 2023, the provision for income taxes totaled $30.2 million, compared to $31.6 million in 2022. The decrease reflects lower pre-tax income in 2023. Discrete tax benefits related to share-based compensation were $0.5 million and $1.1 million in 2023 and 2022, respectively. Fourth Quarter Results and Analysis Net income totaled $29.5 million in the fourth quarter of 2023, a decrease of $1.9 million, or 6%, from the third quarter of 2023, and an increase of $5.6 million, or 23%, compared to the fourth quarter of 2022. Adjusted net income1 totaled $36.5 million, a decrease of $3.2 million, or 8%, from the third quarter of 2023, and a decrease of $3.4 million, or 9%, compared to the fourth quarter of 2022. Diluted earnings per share (“EPS”) was $0.35 and adjusted diluted EPS12was $0.43 in the fourth quarter of 2023, compared to diluted EPS of $0.37 and adjusted diluted EPS1 of $0.46 in the third quarter of 2023 and compared to diluted EPS of $0.34 and adjusted diluted EPS1 of $0.56 in the fourth quarter of 2022. Net revenues, which are calculated as net interest income on a fully taxable equivalent basis plus noninterest income excluding securities gains and losses were $128.2 million, a decrease of $8.9 million, or 7%, from the third quarter of 2023 and a decrease of $9.2 million, or 7%, from the fourth quarter of 2022. Net interest income totaled $110.8 million in the fourth quarter of 2023, a decrease of $8.5 million, or 7%, from the third quarter of 2023 and a decrease of $8.9 million, or 7%, compared to the fourth quarter of 2022. During the fourth quarter of 2023, higher interest expense on deposits was driven by higher rates and changes in product mix. Accretion on acquired loans totaled $11.3 million in the fourth quarter of 2023, $14.8 million in the third quarter of 2023, and $9.7 million in the fourth quarter of 2022. Net interest margin decreased 21 basis points to 3.36% in the fourth quarter of 2023 compared to 3.57% in the third quarter of 2023. Excluding the effects of accretion on acquired loans, net interest margin decreased 11 basis points to 3.02% in the fourth quarter of 2023 compared to 3.13% in the third quarter of 2023. Loan yields contracted eight basis points from the prior quarter to 5.85% due to lower accretion of purchase discount on acquired loans. Excluding the effects of accretion on acquired loans, loan yields increased six basis points, from 5.34% in the third quarter of 2023 to 5.40% in the fourth quarter of 2023. Securities yields increased 10 basis points to 3.42%, compared to 3.32% in the prior quarter. The cost of deposits increased 21 basis points, from 1.79% in the prior quarter, to 2.00% for the fourth quarter of 2023. The provision for credit losses was $4.0 million in the fourth quarter of 2023, compared to $2.7 million in the third quarter of 2023 and $14.1 million in the fourth quarter of 2022. Included in the fourth quarter of 2022 was a $15.0 million day-1 provision associated with two bank acquisitions. Noninterest income, excluding securities gains and losses, totaled $19.8 million for the fourth quarter of 2023, an increase of $1.6 million, or 9%, when compared to the third quarter of 2023, and an increase of $2.1 million, or 12%, compared to the fourth quarter of 2022. 37 12Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures” for more information and a reconciliation to GAAP.

- Interchange income increased $0.7 million, or 44%, to $2.4 million, benefiting from an annual volume-based incentive earned from the payment network provider.
- SBA gains increased $0.3 million, or 50%, to $0.9 million due to higher saleable originations.
- Other income increased $0.4 million, or 8%, to $4.7 million, reflecting higher loan swap-related income.

Noninterest expenses for the fourth quarter of 2023 totaled $86.4 million, a decrease of $7.5 million, or 8%, from the third quarter of 2023 and a decrease of $5.1 million, or 6%, from the fourth quarter of 2022.

- Salaries and wages decreased $8.0 million to $38.4 million. The third quarter of 2023 included $3.2 million in severance-related expenses arising from the Company's reduction in workforce. Of the remaining $4.8 million decrease, $1.7 million reflects the full quarter impact of the workforce reduction on salaries expense, and $2.8 million is attributed to higher loan production resulting in higher deferral of salary-related costs.
- Marketing expense increased $1.1 million to $3.0 million reflecting additional investments in branding and targeted campaigns.
- Legal and professional fees increased $0.6 million to $3.3 million in the fourth quarter of 2023, primarily the result of one-time legal fees associated with a closed matter.
- FDIC assessments increased $0.6 million to $2.8 million, with the full year expense reflecting the year-over-year growth in the Company's asset size.
- Other real estate owned expense increased $0.3 million to $0.6 million in the fourth quarter of 2023 due to write-downs in the value of properties previously used in bank operations.
- Other noninterest expenses decreased $0.7 million to $6.5 million, benefiting from ongoing expense discipline.

Explanation of Certain Unaudited Non-GAAP Financial Measures

This report contains financial information determined by methods other than Generally Accepted Accounting Principles ("GAAP"). The financial highlights provide reconciliations between GAAP and adjusted financial measures including net income, fully taxable equivalent net interest income, noninterest income, noninterest expense, tax adjustments, net interest margin and other financial ratios. Management uses these non-GAAP financial measures in its analysis of the Company's performance and believes these presentations provide useful supplemental information, and a clearer understanding of the Company's performance. The Company believes the non-GAAP measures enhance investors' understanding of the Company's business and performance and if not provided would be requested by the investor community. These measures are also useful in understanding performance trends and facilitate comparisons with the performance of other financial institutions. The limitations associated with operating measures are the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might define or calculate these measures differently. The Company provides reconciliations between GAAP and these non-GAAP measures. These disclosures should not be considered an alternative to GAAP.

The following table provides reconciliations between GAAP and adjusted (non-GAAP) financial measures.

	Quarters				
(In thousands except per share data)	**Fourth 2023**	**Third 2023**	**Fourth 2022**	**Full Year 2023**	**Full Year 2022**
Net income	$ 29,543	$ 31,414	$ 23,927	$ 104,033	$ 106,507
Total noninterest income	$ 17,338	$ 17,793	$ 17,651	$ 79,152	$ 66,091
Securities losses (gains), net	2,437	387	(18)	2,893	1,096
BOLI benefits on death (included in other income)	—	—	—	(2,117)	—
Total Adjustments to Noninterest Income	2,437	387	(18)	776	1,096
Total Adjusted Noninterest Income	$ 19,775	$ 18,180	$ 17,633	$ 79,928	$ 67,187
Noninterest expense	$ 86,367	$ 93,915	$ 91,510	$ 395,622	$ 267,934
Merger-related charges	—	—	(16,140)	(33,180)	(27,925)
Amortization of intangibles	(6,888)	(7,457)	(4,763)	(28,726)	(9,101)
Branch reductions and other expense initiatives	—	(3,305)	(176)	(5,167)	(1,210)

38

	Quarters				
	Fourth	Third	Fourth	Full Year	Full Year
(In thousands except per share data)	**2023**	**2023**	**2022**	**2023**	**2022**
Total Adjustments to Noninterest Expense	(6,888)	(10,762)	(21,079)	(67,073)	(38,236)
Total Adjusted Noninterest Expense	$ 79,479	$ 83,153	$ 70,431	$ 328,549	$ 229,698
Income Taxes	$ 8,257	$ 9,076	$ 7,794	$ 30,219	$ 31,629
Tax effect of adjustments	2,363	2,826	5,062	17,196	9,693
Adjusted Income Taxes	10,620	11,902	12,856	47,415	41,322
Adjusted Net Income	$ 36,505	$ 39,737	$ 39,926	$ 154,686	$ 136,146
Earnings per diluted share, as reported	$ 0.35	$ 0.37	$ 0.34	$ 1.23	$ 1.66
Adjusted Earnings per Diluted Share	0.43	0.46	0.56	1.83	2.12
Average diluted shares outstanding	85,336	85,666	71,374	84,329	64,264
Adjusted Noninterest Expense	$ 79,479	$ 83,153	$ 70,431	$ 328,549	$ 229,698
Provision for credit losses on unfunded commitments	—	—	—	(1,239)	(1,157)
Other real estate owned expense and net (loss) gain on sale	(573)	(274)	411	(985)	1,534
Net Adjusted Noninterest Expense	$ 78,906	$ 82,879	$ 70,842	$ 326,325	$ 230,075
Revenue	$128,157	$137,099	$137,360	$ 567,392	$ 432,253
Total Adjustments to Revenue	2,437	387	(18)	776	1,096
Impact of FTE adjustment	216	199	149	803	498
Adjusted revenue on a fully tax equivalent basis	$130,810	$137,685	$137,491	$ 568,971	$ 433,847
Adjusted Efficiency Ratio	60.32%	60.19%	51.52%	57.35%	53.03%
Net Interest Income	$110,819	$119,306	$119,709	$ 488,240	$ 366,162
Impact of FTE Adjustment	216	199	149	803	498
Net interest income including FTE adjustment	111,035	119,505	119,858	489,043	366,660
Total noninterest income	17,338	17,793	17,651	79,152	66,091
Total noninterest expense	86,367	93,915	91,510	395,622	267,934
Pre-Tax Pre-Provision Earnings	42,006	43,383	45,999	172,573	164,817
Total Adjustments to Noninterest Income	2,437	387	(18)	776	1,096
Total Adjustments to Noninterest Expense	(7,461)	(11,036)	(20,668)	(69,297)	(37,859)
Adjusted Pre-Tax Pre-Provision Earnings	$ 51,904	$ 54,806	$ 66,649	$ 242,646	$ 203,772
Average Assets	$14,738,034	$14,906,003	$12,139,856	$14,622,774	$11,051,428
Less average goodwill and intangible assets	(832,029)	(839,787)	(521,412)	(816,662)	(360,217)
Average Tangible Assets	$13,906,005	$14,066,216	$11,618,444	$13,806,112	$10,691,211
Return on Average Assets ("ROA")	0.80%	0.84%	0.78%	0.71%	0.96%
Impact of removing average intangible assets and related amortization	0.19	0.20	0.16	0.20	0.10
Return on Average Tangible Assets ("ROTA")	0.99	1.04	0.94	0.91	1.06
Impact of other adjustments for Adjusted Net Income	0.05	0.08	0.42	0.21	0.21
Adjusted Return on Average Tangible Assets	1.04%	1.12%	1.36%	1.12%	1.27%
Pre-Tax Pre-Provision Return on average tangible assets	1.35%	1.38%	1.69%	1.41%	1.61%
Impact of adjustments on Pre-Tax Pre-Provision earnings	0.13	0.17	0.59	0.35	0.30
Adjusted Pre-Tax Pre-Provision Return on Tangible Assets	1.48	1.55	2.28	1.76	1.91
Average Shareholders' Equity	$2,058,912	$2,072,747	$1,573,704	$2,025,382	$1,418,855
Less average goodwill and intangible assets	(832,029)	(839,787)	(521,412)	(816,662)	(360,217)

39

(In thousands except per share data)	Quarters Fourth 2023	Third 2023	Fourth 2022	Full Year 2023	Full Year 2022
Average Tangible Equity	$1,226,883	$1,232,960	$1,052,292	$1,208,720	$1,058,638
Return on Average Shareholders' Equity	5.69 %	6.01 %	6.03 %	5.14%	7.51%
Impact of removing average intangible assets and related amortization	5.53	5.89	4.33	5.24	3.19
Return on Average Tangible Common Equity ("ROTCE")	11.22	11.90	10.36	10.38	10.70
Impact of other adjustments for Adjusted Net Income	0.58	0.89	4.69	2.42	2.16
Adjusted Return on Average Tangible Common Equity	11.80%	12.79%	15.05%	12.80%	12.86%
Loan interest income[1]	$148,004	$150,048	$105,437	$ 581,825	$ 316,073
Accretion on acquired loans	(11,324)	(14,843)	(9,710)	(56,689)	(18,389)
Loan interest income excluding accretion on acquired loans	$136,680	$135,205	$ 95,727	$ 525,136	$ 297,684
Yield on loans[1]	5.85%	5.93%	5.29%	5.88%	4.62%
Impact of accretion on acquired loans	(0.45)	(0.59)	(0.49)	(0.57)	(0.27)
Yield on loans excluding accretion on acquired loans	5.40%	5.34%	4.80%	5.31%	4.35%
Net interest income[1]	$111,035	$119,505	$119,858	$ 489,043	$ 366,660
Accretion on acquired loans	(11,324)	(14,843)	(9,710)	(56,689)	(18,389)
Net interest income excluding accretion on acquired loans	$ 99,711	$104,662	$110,148	$ 432,354	$ 348,271
Net interest margin	3.36%	3.57%	4.36%	3.77%	3.69%
Impact of accretion on acquired loans	(0.34)	(0.44)	(0.35)	(0.44)	(0.18)
Net interest margin excluding accretion on acquired loans	3.02%	3.13%	4.01%	3.33%	3.51%
Security interest income[1]	$ 21,451	$ 21,520	$ 18,694	$ 83,364	$ 57,301
Tax equivalent adjustment to securities	(13)	(22)	(34)	(83)	(142)
Securities interest income excluding tax equivalent adjustment	$ 21,438	$ 21,498	$ 18,660	$ 83,281	$ 57,159
Loan interest income[1]	$148,004	$150,048	$105,437	$ 581,825	$ 316,073
Tax equivalent adjustment to loans	(203)	(177)	(115)	(720)	(356)
Loan interest income excluding tax equivalent adjustment	$147,801	$149,871	$105,322	$ 581,105	$ 315,717
Net Interest Income[1]	$111,035	$119,505	$119,858	$ 489,043	$ 366,660
Tax equivalent adjustment to securities	(13)	(22)	(34)	(83)	(142)
Tax equivalent adjustment to loans	(203)	(177)	(115)	(720)	(356)
Net interest income excluding tax equivalent adjustments	$110,819	$119,306	$119,709	$ 488,240	$ 366,162

[1] *On a fully taxable equivalent basis. All yields and rates have been computed using amortized cost.*

40

Financial Condition Total assets increased $2.4 billion, or 20%, year-over-year to $14.6 billion at December 31, 2023, largely the result of the acquisition of Professional in January 2023. Securities Information related to yields, maturities, carrying values and fair value of the Company’s securities is set forth in Tables 7 and 8 and “Note 3 - Securities” of the Company’s consolidated financial statements. At December 31, 2023, the Company had $1.8 billion in securities available-for-sale, and $680.3 million in securities held-to- maturity. The Company's total debt securities portfolio decreased $102.8 million, or 4%, from December 31, 2022. During the year ended December 31, 2023, there were $100.9 million of debt securities purchased, $167.1 million acquired through the acquisition of Professional and $287.9 million in paydowns and maturities over the same period. $113.4 million of securities were sold in 2023, with $2.9 million in realized losses. During the year ended December 31, 2022, there were $899.7 million of debt security purchases and $367.7 million in paydowns and maturities over the same period. For the year ended December 31, 2022, debt securities with a fair value of $515.2 million obtained through bank acquisitions were sold with no gains or losses recognized. Debt securities generally return principal and interest monthly. The modified duration of the available-for-sale securities portfolio and the total portfolio was 4.5 and 4.9, respectively, at December 31, 2023, compared to 3.7 and 4.2, respectively, at December 31, 2022. At December 31, 2023, available-for-sale securities had gross unrealized losses of $217.7 million and gross unrealized gains of $4.4 million, compared to gross unrealized losses of $248.7 million and gross unrealized gains of $1.1 million at December 31, 2022. The credit quality of the Company’s securities holdings is primarily investment grade. U.S. Treasury securities, obligations of U.S. government agencies, and obligations of U.S. government sponsored entities totaled $2.1 billion, or 82%, of the total portfolio. The portfolio includes $135.9 million, with a fair value of $125.0 million, in private label residential and commercial mortgage- backed securities and collateralized mortgage obligations. Included are $123.6 million, with a fair value of $113.5 million, in private label residential securities with weighted average credit support of 23%. The collateral underlying these mortgage investments includes both fixed-rate and adjustable-rate residential mortgage loans. Commercial securities totaled $12.2 million, with a fair value of $11.5 million. These securities have weighted average credit support of 22%. The collateral underlying these mortgages are primarily pooled multifamily loans. The Company also has invested $300.9 million in floating rate collateralized loan obligations. Collateralized loan obligations are special purpose vehicles that purchase first lien broadly syndicated corporate loans while providing support to senior tranche investors. As of December 31, 2023, all of the Company's collateralized loan obligations were in AAA/AA tranches with weighted average credit support of 33%. The Company utilizes credit models with assumptions of loan level defaults, recoveries, and prepayments to evaluate each security for potential credit losses. The result of this analysis did not indicate expected credit losses. Held-to-maturity securities consist solely of mortgage-backed securities and collateralized mortgage obligations guaranteed by U.S. government-sponsored entities, each of which is expected to recover any price depreciation over its holding period as the debt securities move to maturity. The Company has significant liquidity and available borrowing capacity through other sources if needed, and has the intent and ability to hold these investments to maturity. At December 31, 2023, the Company has determined that all debt securities in an unrealized loss position are the result of both broad investment type spreads and the current interest rate environment. Management believes that each investment will recover any price depreciation over its holding period as the debt securities move to maturity, and management has the intent and ability to hold these investments to maturity, if necessary. Therefore, at December 31, 2023, no allowance for credit losses has been recorded. 41

Loan Portfolio

The Company remains committed to sound risk management procedures. Lending policies contain guardrails that pertain to lending by type of collateral and purpose, along with limits regarding loan concentrations and the principal amount of loans. The Company's exposure to commercial real estate lending remains well below regulatory limits (see "Loan Concentrations").

The following table details loan portfolio composition at December 31, 2023 and 2022 for portfolio loans, purchased credit deteriorated loans ("PCD") and loans purchased which are not considered credit deteriorated ("Non-PCD") as defined in "Note 4 - Loans".

	December 31, 2023			
(In thousands)	**Portfolio Loans**	**Acquired Non-PCD Loans**	**PCD Loans**	**Total**
Construction and land development	$ 519,426	$ 247,654	$ 542	$ 767,622
Commercial real estate - owner occupied	1,079,633	552,627	38,021	1,670,281
Commercial real estate - non-owner occupied	1,844,588	1,323,222	152,080	3,319,890
Residential real estate	1,714,748	710,129	20,815	2,445,692
Commercial and financial	1,237,090	318,683	52,115	1,607,888
Consumer	175,969	74,854	744	251,567
Totals	$ 6,571,454	$ 3,227,169	$ 264,317	$ 10,062,940

	December 31, 2022			
(In thousands)	**Portfolio Loans**	**Acquired Non-PCD Loans**	**PCD Loans**	**Total**
Construction and land development	$ 364,900	$ 201,333	$ 21,100	$ 587,332
Commercial real estate - owner occupied	995,154	451,202	31,946	1,478,302
Commercial real estate - non-owner occupied	1,695,411	767,138	127,225	2,589,774
Residential real estate	1,558,643	271,378	19,482	1,849,503
Commercial and financial	1,152,747	185,240	15,238	1,353,225
Consumer	177,338	89,458	19,791	286,587
Totals	$ 5,944,193	$ 1,965,749	$ 234,782	$ 8,144,724

Loans, net of unearned income and excluding the allowance for credit losses, were $10.1 billion at December 31, 2023, an increase of $1.9 billion, or 24%, compared to December 31, 2022. The increase includes the addition of $2.0 billion in loans from the Professional acquisition in the first quarter of 2023.

The amortized cost basis of loans at December 31, 2023, and 2022 included net deferred costs of $43.1 million and $35.1 million, respectively. At December 31, 2023, the remaining fair value adjustments on acquired loans were $174.0 million, or 4.8%, of the outstanding acquired loan balances, compared to $97.7 million, or 4.3% of the acquired loan balances at December 31, 2022. The discount is accreted into interest income over the remaining lives of the related loans on a level yield basis.

Construction and land development loans increased $180.3 million, or 31%, totaling $767.6 million at December 31, 2023, compared to December 31, 2022. In the first quarter of 2023, the Company acquired $151.0 million in construction and land development loans from Professional.

Commercial real estate owner occupied loans totaled $1.7 billion at December 31, 2023, an increase of $192 million, or 13%, compared to December 31, 2022. In the first quarter of 2023, the Company acquired $274.1 million in commercial real estate owner occupied loans from Professional.

Commercial real estate non-owner occupied loans, increased $0.7 billion, or 28%, totaling $3.3 billion at December 31, 2023, compared to December 31, 2022. In the first quarter of 2023, the Company acquired $692.7 million in commercial real estate non-owner occupied loans from Professional.

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Collateral types and characteristics of non-owner occupied commercial real estate loans as of December 31, 2023 were as follows:

	December 31, 2023					
(In thousands)	Balance	Balance % of Total Loans	Average Loan Size	30+ Days Past-Accruing	Non Accrual	Weighted Avg LTV[1]
Retail	$ 1,091,605	10.8 %	$ 2,059	$ —	$ —	51 %
Office	576,840	5.7	1,638	11,510	334	55
Multifamily 5+	353,184	3.5	1,799	—	—	55
Hotel/Motel	389,180	3.9	3,819	—	1,012	51
Industrial/Warehouse	357,947	3.6	1,767	—	861	54
Other	551,134	5.5	1,447	752	6,528	51
Total	$ 3,319,890	33.0 %	$ 1,917	$ 12,262	$ 8,735	53 %

[1]Loan-to-value is calculated based on the real estate value at the time of origination, renewal, or update, whichever is more recent.

Loans in the retail segment are generally grocery or credit tenant anchored shopping plazas, single credit tenant retail buildings, smaller outparcels and other retail units. The office segment targets low to mid-rise suburban offices, and is broadly diversified across many categories of professional services. Two loans in the office segment (2.0% of office exposure) were past due 30-59 days at December 31, 2023.

Residential mortgage loans increased $596.2 million, or 32%, year-over-year to $2.4 billion as of December 31, 2023. Included in the balance as of December 31, 2023 were $1.0 billion of fixed rate mortgages, $865.2 million of adjustable rate mortgages, and $488.2 million in home equity loans and home equity lines of credit ("HELOCs"), compared to $964.3 million, $402.3 million and $482.9 million, respectively, as of December 31, 2022. In the first quarter of 2023, the Company acquired $483.6 million residential loans from Professional. Substantially all residential mortgage originations have been underwritten to conventional loan agency standards, including loans having balances that exceed agency value limitations. The average LTV of our HELOC portfolio is 63% with 35% of the portfolio being in the first lien position at December 31, 2023, compared to an average LTV of 69% with 31% of the portfolio being in the first lien position at December 31, 2022.

Commercial and financial loans increased year-over-year by $254.7 million, or 19%, totaling $1.6 billion at December 31, 2023. The addition of well-established commercial bankers and expansion into new markets across the state have generated disciplined loan growth. In the first quarter of 2023, the Company acquired $350.6 million in commercial and financial loans from Professional.

The Company also provides consumer loans, which include installment loans, auto loans, marine loans and other consumer loans, which decreased $35.0 million, or 12%, year-over-year to a total of $251.6 million at December 31, 2023, compared to $286.6 million at December 31, 2022.

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At December 31, 2023, the Company had unfunded commitments to extend credit of $2.7 billion, compared to $2.8 billion at December 31, 2022 (see "Note 15 - Contingent Liabilities and Commitments with Off-Balance Sheet Risk" to the Company's consolidated financial statements).

Loan production and late-stage pipelines (loans in underwriting and approval or approved and not yet closed) are detailed in the following table for the periods specified:

(In thousands)	For the Year Ended December 31, 2023		2022	
Commercial/commercial real estate loan pipeline at period end	$	306,531	$	389,697
Commercial/commercial real estate loans closed		1,055,889		1,637,402
SBA pipeline at period end	$	20,600	$	5,955
SBA originations		48,914		27,482
Residential pipeline - saleable at period end	$	2,657	$	4,207
Residential loans - sold		66,252		120,921
Residential pipeline - portfolio at period end	$	44,422	$	17,149
Residential loans - retained		260,500		421,997
Consumer pipeline at period end	$	18,745	$	36,585
Consumer originations		346,164		431,633

Commercial and commercial real estate originations in 2023 totaled $1.1 billion, compared to $1.6 billion in 2022. Lower originations were the result of the impact of higher rates and a continued selective approach on new credit facilities given a cautious economic outlook. Commercial and commercial real estate pipelines were $306.5 million as of December 31, 2023, a decrease of 17% from $389.7 million at December 31, 2022.

SBA originations totaled $48.9 million in 2023, an increase of $21.4 million from 2022. The SBA pipeline increased to $20.6 million at December 31, 2023 from $6.0 million at December 31, 2022.

Residential loans originated for sale in the secondary market totaled $66.3 million in 2023, a decrease of 45% compared to $120.9 million in 2022. Residential saleable pipelines were $2.7 million as of December 31, 2023, compared to $4.2 million as of December 31, 2022.

Residential loan production retained in the portfolio for 2023 was $260.5 million, compared to $422.0 million in 2022. Included in 2022 are purchases of $111.3 million in residential loans from the wholesale market. The pipeline of residential loans intended to be retained in the portfolio was $44.4 million as of December 31, 2023, compared to $17.1 million as of December 31, 2022.

Consumer originations, which includes HELOCs, totaled $346.2 million during 2023, compared to $431.6 million during 2022, reflecting a decrease of $85.47 million, or 20%. The consumer pipeline was $18.7 million as of December 31, 2023, compared to $36.6 million as of December 31, 2022.

Loan Concentrations

The Company has developed prudent guardrails to manage loan types that are most impacted by stressed market conditions in order to minimize credit risk concentration to capital. Outstanding balances for commercial and commercial real estate loan relationships greater than $10 million totaled $2.3 billion, representing 23% of the total portfolio at December 31, 2023, compared to $2.2 billion, or 27%, at December 31, 2022. The Company's ten largest commercial and commercial real estate funded and unfunded relationships at December 31, 2023 aggregated to $505.7 million, of which $348.3 million was funded, compared to $468.9 million at December 31, 2022, of which $312.4 million was funded.

Concentrations in total construction and land development loans and total commercial real estate loans are maintained well below regulatory limits. Construction and land development and commercial real estate loan concentrations as a percentage of subsidiary bank total risk based capital, were 48% and 244%, respectively, at December 31, 2023, compared to 45% and 230% as of December 31, 2022. Regulatory guidance suggests limits of 100% and 300%, respectively. On a consolidated basis,

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construction and land development and commercial real estate loans represent 45% and 228%, respectively, of total consolidated risk based capital. To determine these ratios, the Company defines commercial real estate in accordance with the guidance on "Concentrations in Commercial Real Estate Lending" (the "Guidance") issued by the federal bank regulatory agencies in 2006 (and reinforced in 2015), which defines commercial real estate loans as exposures secured by land development and construction, including 1-4 family residential construction, multifamily property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (i.e. loans for which 50 percent or more of the source of repayment comes from third party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. Loans to real estate investment trusts ("REITs") and unsecured loans to developers that closely correlate to the inherent risks in commercial real estate markets would also be considered commercial real estate loans under the Guidance. Loans on owner-occupied commercial real estate are generally excluded. In addition, the Company is subject to a geographic concentration of credit because it primarily operates in Florida.

Nonperforming Loans, Troubled Borrower Modifications, Other Real Estate Owned, and Credit Quality

Table 6 provides certain information concerning nonperforming assets for the years indicated.

Nonperforming assets ("NPAs") at December 31, 2023 totaled $72.7 million, an increase of $41.5 million, or 133.3%, compared to 2022, and were comprised of $65.1 million of nonaccrual loans, and $7.6 million of other real estate owned ("OREO"), including $7.3 million of branches taken out of service. Compared to December 31, 2022, nonaccrual loans totaled $28.8 million and OREO of $2.3 million that includes $1.8 million of branches taken out of service. Approximately 45% of nonaccrual loans were secured with real estate at December 31, 2023. Nonperforming loans to total loans outstanding at December 31, 2023 increased to 0.65% from 0.35% at December 31, 2022. Nonperforming assets to total assets at December 31, 2023 increased to 0.50% from 0.26% at December 31, 2022. The increases are largely attributed to overall growth including from the acquisition of Professional in January 2023.

The table below sets forth details related to nonaccrual loans.

	December 31, 2023		
	Nonaccrual Loans		
(In thousands)	Non-Current	Current	Total
Construction & land development	$ 109	$ 715	$ 824
Commercial real estate mortgages - owner occupied	5,234	4,450	9,684
Commercial real estate mortgages - non-owner occupied	4,179	4,556	8,735
Residential real estate	3,864	6,122	9,986
Commercial and financial	7,304	27,389	34,693
Consumer	779	403	1,182
Total loans	$ 21,469	$ 43,635	$ 65,104

	December 31, 2022		
	Nonaccrual Loans		
(In thousands)	Non-Current	Current	Total
Construction & land development	$ 53	$ 562	$ 615
Commercial real estate mortgages - owner occupied	—	2,597	2,597
Commercial real estate mortgages - non-owner occupied	2,892	1,292	4,184
Residential real estate	2,213	6,896	9,109
Commercial and financial	4,189	7,426	11,615
Consumer	18	705	723
Total loans	$ 9,365	$ 19,478	$ 28,843

As of December 31, 2023, the Company had troubled borrower modification ("TBM") loans with an amortized cost of $17.5 million.

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Allowance for Credit Losses on Loans

Management establishes the allowance using relevant available information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The forecasts of future economic conditions are over a period that has been deemed reasonable and supportable, and in segments where it can no longer develop reasonable and supportable forecasts, the Company reverts to longer-term historical loss experience to estimate losses over the remaining life of the loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments.

The provision for credit losses was $37.5 million for the year ended December 31, 2023, compared to $26.2 million for the year ended December 31, 2022. The 2023 provision includes $26.6 million for loans acquired in the Professional acquisition, along with increases reflecting organic loan growth and changes in economic forecast factors. The 2022 provision included $20.2 million in initial provisioning for loans acquired through bank acquisitions. Net charge-offs for 2023 were $21.4 million, or 0.22% of average loans, compared to $0.8 million, or 0.01%, for 2022. Activity in 2023 included the complete charge-off of an $11.3 million acquired loan. The charge-off had no impact on earnings or capital, as the Company expected and fully reserved for the loss at acquisition through purchase accounting. The ratio of allowance to total loans increased to 1.48% at December 31, 2023 from 1.40% at December 31, 2022.

Activity in the allowance for credit losses is summarized as follows:

	For the Year Ended December 31, 2023					
(In thousands)	**Beginning Balance**	**Allowance on PCD Loans Acquired During the Period**	**Provision for Credit Losses**	**Charge-Offs**	**Recoveries**	**Ending Balance**
Construction and land development	$ 6,464	$ 5	$ 2,160	$ —	$ 8	$ 8,637
Commercial real estate - owner occupied	6,051	139	(663)	—	2	5,529
Commercial real estate - non-owner occupied	43,258	647	4,315	(120)	188	48,288
Residential real estate	29,605	400	8,858	(356)	509	39,016
Commercial and financial	15,648	17,527	17,644	(18,565)	2,089	34,343
Consumer	12,869	161	5,204	(5,754)	638	13,118
Total	$ 113,895	$ 18,879	$ 37,518	$ (24,795)	$ 3,434	$ 148,931

	For the Year Ended December 31, 2022						
(In thousands)	**Beginning Balance**	**Allowance on PCD Loans Acquired During the Period**	**Provision for Credit Losses**	**Charge-Offs**	**Recoveries**	**TDR Allowance Adjustments**	**Ending Balance**
Construction and land development	$ 2,751	$ 518	$ 3,127	$ —	$ 68	$ —	$ 6,464
Commercial real estate - owner-occupied	8,579	38	(2,566)	—	—	—	6,051
Commercial real estate - non owner-occupied	36,617	880	5,871	(179)	69	—	43,258
Residential real estate	12,811	229	16,284	(84)	393	(28)	29,605
Commercial and financial	19,744	1,699	(5,367)	(1,233)	807	(2)	15,648
Consumer	2,813	1,911	8,834	(1,415)	733	(7)	12,869
Totals	$ 83,315	5,275	$ 26,183	$ (2,911)	$ 2,070	$ (37)	$ 113,895

Cash and Cash Equivalents, Liquidity Risk Management and Contractual Commitments

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liability, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations cost effectively and to meet current and future potential obligations such as loan commitments and unexpected deposit outflows.

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Funding sources include primarily customer-based deposits, collateral-backed borrowings, brokered deposits, cash flows from operations, cash flows from the loan and investment portfolios and asset sales, primarily secondary marketing for residential real estate mortgages. Cash flows from operations are a significant component of liquidity risk management and the Company considers both deposit maturities and the scheduled cash flows from loan and investment maturities and payments when managing risk.

Cash and cash equivalents, including interest bearing deposits, totaled $447.2 million at December 31, 2023, compared to $201.9 million at December 31, 2022. Higher cash and cash equivalent balances at December 31, 2023 are consistent with the Company's strategic balance sheet management.

Deposits are a primary source of liquidity. The stability of this funding source is affected by numerous factors, including returns available to customers on alternative investments, the quality of customer service levels, perception of safety and competitive forces. Total uninsured deposits were estimated to be $4.1 billion at December 31, 2023, representing 35% of overall deposit accounts. This includes public funds under the Florida Qualified Public Depository program, which provides loss protection to depositors beyond FDIC insurance limits. Excluding such balances, the uninsured and uncollateralized deposits were 29% of total deposits. The Company has liquidity sources as discussed below, including cash and lines of credit with the FRB and FHLB, that represent 145% of uninsured deposits, and 176% of uninsured and uncollateralized deposits.

In addition to $447.2 million in cash and cash equivalents at December 31, 2023, the Company had $5.5 billion in available borrowing capacity, including $4.5 billion in available collateralized lines of credit, $700.0 million of unpledged debt securities available as collateral for potential additional borrowings, and available unsecured lines of credit of $300.0 million. Included in available borrowing capacity is $215.0 million under the FRB's Bank Term Funding Program, which the Company has not utilized and does not plan to utilize. The Company may also access funding by acquiring brokered deposits. Brokered deposits at December 31, 2023 totaled $122.3 million compared to $58.6 million at December 31, 2022.

Contractual maturities for assets and liabilities are reviewed to meet current and expected future liquidity requirements. Sources of liquidity are maintained through a portfolio of high quality marketable assets, such as residential mortgage loans, debt securities available-for-sale and interest-bearing deposits. The Company is also able to provide short-term financing of its activities by selling, under an agreement to repurchase, United States Treasury and Government agency debt securities not pledged to secure public deposits or trust funds.

The Company has traditionally relied upon dividends from Seacoast Bank and securities offerings to provide funds to pay the Company's expenses and to service the Company's debt. During 2023, Seacoast Bank distributed $40.7 million to the Company and, at December 31, 2023, is eligible to distribute dividends to the Company of approximately $205.7 million without prior regulatory approval. At December 31, 2023, the Company had cash and cash equivalents at the parent of $101.7 million, compared to $111.8 million at December 31, 2022.

The following table presents contractual obligations by remaining maturity. All deposits presented in the table with indeterminate maturities such as interest bearing and noninterest bearing demand deposits, savings accounts and money market accounts are presented as having a maturity of one year or less. The Company considers these low cost deposits to be its largest, most stable funding source, despite having no contracted maturity.

	December 31, 2023				
(In thousands)	**Total**	**One Year or Less**	**Over One Year Through Three Years**	**Over Three Years Through Five Years**	**Over Five Years**
Deposits	$ 11,776,935	$ 11,647,102	$ 54,303	$ 28,573	$ 46,957
Securities sold under agreements to repurchase	374,573	374,573	—	—	—
FHLB borrowings[1]	50,000	—	—	50,000	—
Long-term debt	106,302	—	—	—	106,302
Operating leases	58,803	10,465	18,332	13,825	16,181
Total	$ 12,366,613	$ 12,032,140	$ 72,635	$ 92,398	$ 169,440

[1]Callable advance structure which, as of December 31, 2023, may be called at three month intervals with a maturity of up to five years.

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Deposits and Borrowings

The following table details the Company's customer relationship funding as of:

(In thousands, except percentages)	December 31, 2023	December 31, 2022
Noninterest demand	$ 3,544,981	$ 4,070,973
Interest-bearing demand	2,790,210	2,282,813
Money market	3,314,288	1,985,974
Savings	651,454	1,064,392
Time certificates of deposit	1,353,655	518,868
Brokered deposits	122,347	58,575
Total deposits	$ 11,776,935	$ 9,981,595
Customer sweep accounts	374,573	172,029
Total customer funding[1]	$ 12,029,161	$ 10,095,049
Noninterest demand deposit mix	30%	41%

[1] *Total deposits and customer sweep accounts, excluding brokered deposits.*

The Company benefits from a diverse and granular deposit base that serves as a significant source of strength. Total deposits increased $1.8 billion, or 18%, to $11.8 billion at December 31, 2023 compared to December 31, 2022. The increase includes the addition of $2.1 billion in deposits from the Professional acquisition in the first quarter of 2023.

Noninterest demand deposits represented 30% of total deposits at December 31, 2023 compared to 41% at December 31, 2022 primarily driven by the higher interest rate environment driving a mix shift to interest bearing products. Transaction account balances (noninterest demand and interest-bearing demand) represented 54% of total deposits at December 31, 2023, compared to 64% at December 31, 2022.

Time deposits over $250,000 were $550.3 million and $149.5 million at December 31, 2023 and December 31, 2022, respectively. The following table details the maturities of time deposits of $250,000 and greater at December 31, 2023 and December 31, 2022:

(In thousands, except percentages)	December 31, 2023	% of Total	December 31, 2022	% of Total
Certificates of Deposit of $250,000 and Greater				
Maturity Group:				
Three months or less	$ 106,940	19%	$ 28,083	19%
Over three through six months	14,743	3	40,511	27
Over six through 12 months	381,922	69	68,826	46
Over 12 months	46,657	9	12,059	8
Total Certificates of Deposit of $250,000 and Greater	$ 550,262	100%	$ 149,479	100%

Customer repurchase agreements totaled $374.6 million at December 31, 2023, increasing $202.5 million, or 118%, from December 31, 2022. Repurchase agreements are offered by Seacoast to select customers who wish to sweep excess balances on a daily basis for investment purposes.

At December 31, 2023 and December 31, 2022, long-term debt included $72.2 million and $71.9 million, respectively, related to trust preferred securities issued by trusts organized or acquired by the Company. At December 31, 2023, the average interest rate in effect on our outstanding subordinated debt related to trust preferred securities was 7.34%, compared to 6.46% at December 31, 2022. The acquired junior subordinated debentures were recorded at fair value, which collectively was $3.1 million lower than face value at December 31, 2023. This amount is being amortized into interest expense over the acquired subordinated debts' remaining term to maturity. All trust preferred securities are guaranteed by the Company on a junior subordinated basis.

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Under Basel III and FRB rules, qualified trust preferred securities and other restricted capital elements can be included as Tier 1 capital, within limitations. The Company believes that its trust preferred securities qualify under these capital rules. In 2022, the Company acquired $12.3 million in senior debt through the acquisition of Apollo. Contractual interest is paid on a semiannual basis at a fixed rate of 5.50% until April 30, 2025, at which point the rate converts to a floating rate of 3-month SOFR plus 533 basis points. The debt was recorded at fair value, resulting in a $0.4 million premium that is being amortized into interest expense over the remaining term to maturity. In 2023, the Company acquired $25.0 million in subordinated debt through the acquisition of Professional that qualifies as Tier 2 Capital. Contractual interest is paid on a semiannual basis at a fixed interest rate of 3.375% until January 30, 2027, at which point the rate converts to a 3-month SOFR rate plus 203 basis points paid quarterly. The debt was recorded at fair value, resulting in a $3.9 million discount that is being accreted into interest expense over the remaining term to maturity. Federal Home Loan Bank advances totaled $50 million at December 31, 2023 with an interest rate of 3.23%, compared to $150.0 million at December 31, 2022 with a weighted average interest rate of 3.42%. See “Note 9 - Borrowings” to the Company's consolidated financial statements for more detailed information pertaining to borrowings. Off-Balance Sheet Transactions In the normal course of business, the Company may engage in a variety of financial transactions that, under generally accepted accounting principles, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk. Lending commitments include unfunded loan commitments and standby and commercial letters of credit. For loan commitments, the contractual amount of a commitment represents the maximum potential credit risk that could result if the entire commitment had been funded, the borrower had not performed according to the terms of the contract, and no collateral had been provided. A large majority of loan commitments and standby letters of credit expire without being funded, and accordingly, total contractual amounts are not representative of our actual future credit exposure or liquidity requirements. Loan commitments and letters of credit expose the Company to credit risk in the event that the customer draws on the commitment and subsequently fails to perform under the terms of the lending agreement. For commercial customers, loan commitments generally take the form of revolving credit arrangements. For retail customers, loan commitments generally are lines of credit secured by residential property. These instruments are not recorded on the balance sheet until funds are advanced under the commitment. Unfunded commitments to extend credit were $2.7 billion at December 31, 2023, and $2.8 billion at December 31, 2022 (see “Note 15 - Contingent Liabilities and Commitments with Off- Balance Sheet Risk” to the Company’s consolidated financial statements). In the normal course of business, the Company and Seacoast Bank enter into agreements, or are subject to regulatory agreements that result in cash, debt and dividend restrictions. A summary of the most restrictive items follows: Seacoast Bank may be required to maintain reserve balances with the Federal Reserve Bank. There was no reserve requirement at December 31, 2023 or December 31, 2022. Under FRB regulation, Seacoast Bank is limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 2023, the maximum amount available for transfer from Seacoast Bank to the Company in the form of loans approximated $183.8 million, if the Company has sufficient acceptable collateral. There were no loans made to affiliates during the periods ending December 31, 2023 and 2022. Capital Resources and Management Table 1 summarizes the Company’s capital position and selected ratios. The Company's equity capital at December 31, 2023 increased $500.3 million, or 31%, from December 31, 2022, to $2.1 billion. Changes in equity included increases from net income of $104.0 million, the issuance of $421.0 million in equity in conjunction with the Professional acquisition, and an increase in accumulated other comprehensive income of $28.2 million due to increases in the value of available-for-sale securities associated with changes in the interest rate environment, partially offset by the issuance of common stock dividends totaling $60.6 million. 49

The ratio of shareholders' equity to period end total assets was 14.46% and 13.24% at December 31, 2023 and December 31, 2022, respectively. The ratio of tangible shareholders' equity to tangible assets was 9.31% and 9.08% at December 31, 2023 and December 31, 2022, respectively. Changes in the value of securities are not reflected in Shareholders' Equity under GAAP; however, illustratively, if all held-to-maturity securities were presented at fair value, the tangible common equity ratio would have been 8.68% at December 31, 2023.

Activity in shareholders' equity for the years ended December 31, 2023 and December 31, 2022 follows:

	For the Year Ended December 31,	
(In thousands)	**2023**	**2022**
Beginning balance at January 1, 2023 and 2022	$ 1,607,775	$ 1,310,736
Net income	104,033	106,507
Issuance of common stock and conversion of options, pursuant to acquisitions	421,042	398,249
Stock compensation (net of Treasury shares acquired)	18,540	14,564
Dividends on common stock	(60,591)	(41,242)
Change in other comprehensive income	28,155	(181,039)
Repurchases of common stock	(10,868)	—
Ending balance at December 31, 2023 and 2022	$ 2,108,086	$ 1,607,775

Capital ratios are well above regulatory requirements for well-capitalized institutions. Management's use of risk-based capital ratios in its analysis of the Company's capital adequacy are not GAAP financial measures. Seacoast's management uses these measures to assess the quality of capital and believes that investors may find it useful in their analysis of the Company. The capital measures are not necessarily comparable to similar capital measures that may be presented by other companies and Seacoast does not nor should investors consider such non-GAAP financial measures in isolation from, or as a substitute for GAAP financial information (see "Table 1 - Capital Resources" and "Note 13 - Regulatory Capital").

	Seacoast (Consolidated)	Seacoast Bank	Minimum to be Well-Capitalized[1]
Total Risk-Based Capital Ratio	15.92%	14.82%	10.00%
Tier 1 Capital Ratio	14.54	13.64	8.00
Common Equity Tier 1 Ratio (CET1)	13.87	13.64	6.50
Leverage Ratio	11.00	10.32	5.00

[1]*For subsidiary bank only.*

The Company's total risk-based capital ratio was 15.92% at December 31, 2023, an increase from 15.79% at December 31, 2022. As of December 31, 2023, the Bank's leverage ratio (Tier 1 capital to adjusted total assets) was 10.32%, compared to 10.44% at December 31, 2022, well above the minimum to be well capitalized under regulatory guidelines.

The Company and Seacoast Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice. The Company is a legal entity separate and distinct from Seacoast Bank and its other subsidiaries, and the Company's primary source of cash and liquidity, other than securities offerings and borrowings, is dividends from its bank subsidiary. Without Office of the Comptroller of the Currency ("OCC") approval, Seacoast Bank can pay up to $205.7 million of dividends to the Company (see "Part I. Item 1. Business").

The OCC and the FRB have policies that encourage banks and bank holding companies to pay dividends from current earnings, and have the general authority to limit the dividends paid by national banks and bank holding companies, respectively, if such payment may be deemed to constitute an unsafe or unsound practice. If, in the particular circumstances, either of these federal regulators determined that the payment of dividends would constitute an unsafe or unsound banking practice, either the OCC or the FRB may, among other things, issue a cease and desist order prohibiting the payment of dividends by Seacoast Bank or us, respectively. The board of directors of a bank holding company must consider different factors to ensure that its dividend level, if any, is prudent relative to the organization's financial position and is not based on overly optimistic earnings scenarios such as any potential events that may occur before the payment date that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the FRB has indicated that the board of directors of a bank holding company, such as Seacoast, should consult with the FRB and eliminate, defer, or significantly reduce the bank holding company's dividends if: (i) its net income available to shareholders for the past four quarters, net of dividends previously paid during that

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period, is not sufficient to fully fund the dividends; (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Company has paid quarterly dividends since the second quarter of 2021. Whether the Company continues to pay quarterly dividends and the amount of any such dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, and other factors that the Board of Directors may deem relevant. The Company has seven wholly owned trust subsidiaries that have issued trust preferred stock. Trust preferred securities from acquisitions were recorded at fair value when acquired. All trust preferred securities are guaranteed by the Company on a junior subordinated basis. The FRB’s rules permit qualified trust preferred securities and other restricted capital elements to be included under Basel III capital guidelines, with limitations, and net of goodwill and intangibles. The Company believes that its trust preferred securities qualify under these revised regulatory capital rules and believes that it can treat all its trust preferred securities as Tier 1 capital. For regulatory purposes, the trust preferred securities are added to the Company’s tangible common shareholders’ equity to calculate Tier 1 capital. Critical Accounting Policies and Estimates The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, (“GAAP”), including prevailing practices within the financial services industry. The preparation of consolidated financial statements requires management to make judgments in the application of certain of its accounting policies that involve significant estimates and assumptions. The Company has established policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available as of the date of the financial statements, and changes in this information over time and the use of revised estimates and assumptions could materially affect amounts reported in subsequent financial statements. Management, after consultation with the Company’s Audit Committee, believes the most critical accounting estimates and assumptions that involve the most difficult, subjective and complex assessments are: • the allowance and the provision for credit losses; • acquisition accounting and purchased loans; • intangible assets and impairment testing, and; • impairment of debt securities. The following is a discussion of the critical accounting policies intended to facilitate a reader’s understanding of the judgments, estimates and assumptions underlying these accounting policies and the possible or likely events or uncertainties known to the Company that could have a material effect on reported financial information. For more information regarding management’s judgments relating to significant accounting policies and recent accounting pronouncements, see “Note 1 – Significant Accounting Policies” to the Company’s consolidated financial statements. Allowance for Credit Losses – Critical Accounting Policies and Estimates The Allowance for Credit Losses (ACL) represents management’s best estimate of expected future credit losses related to the loan portfolio at the balance sheet date. The estimate of the ACL requires significant judgment and is based on a variety of factors. Management establishes the allowance using relevant available information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Economic forecast data is sourced from Moody’s Analytics (“Moody’s”), a firm widely recognized for its research, analysis, and economic forecasts. The forecast may utilize one scenario or a composite of scenarios based on management's judgment and expectations around the current and future macroeconomic outlook. The forecasts of future economic conditions are over a period that has been deemed reasonable and supportable, and in segments where it can no longer develop reasonable and supportable forecasts, the Company reverts to longer-term historical loss experience to estimate losses over the remaining life of the loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments. 51

One of the most significant judgments in estimating the Allowance for credit losses relates to the macroeconomic forecasts. As of December 31, 2023, the Company utilized a blend of Moody’s most recent “U.S. Macroeconomic Outlook Baseline” and “Alternative Scenario 3 - Downside - 90th Percentile” scenarios. The weighting applied in the December 31, 2023 analysis reflects a deterioration in the economic outlook as compared to the December 31, 2022 analysis and considers the continued actions taken by the FRB with regard to monetary policy and interest rates and the potential impact of those actions. The forecasted credit losses incorporate numerous macroeconomic variables, although specific variables have a greater impact on the outcome than others. Specifically, changes in expectations indicated by the Commercial Real Estate Price Index have the most significant impact on the estimate of expected losses for commercial real estate non-owner-occupied loans and construction and land development loans, the housing price index is the economic forecast variable most significantly impacting the estimate of expected losses for residential loans, and the unemployment rate is a significant contributor to commercial and consumer loans. Changes in the assumptions and forecasts of economic conditions could significantly affect the Company’s estimate of expected credit losses at the balance sheet date or lead to significant changes in the estimate from one reporting period to the next. Qualitative adjustments may be made to modeled reserves based on an assessment of internal and external influences on credit quality not fully reflected in the quantitative components of the allowance model. These influences may include elements such as changes in concentration, macroeconomic conditions, recent observable asset quality trends, staff turnover, regional market conditions, employment levels, model risk, and loan growth. For additional information regarding the Company's methodology for calculating the Allowance for Credit Losses, see Note 1 – Significant Accounting Policies and Note 5 – Allowance for Credit Losses in the Notes to the Consolidated Financial Statements. Acquisition Accounting and Purchased Loans – Critical Accounting Policies and Estimates The Company accounts for acquisitions using the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. All loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, Fair Value Measurement. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of expected principal, interest and other cash flows. Loans are identified as purchased credit deteriorated (“PCD”) when they have experienced more-than-insignificant deterioration in credit quality since origination. An allowance for expected credit losses on PCD loans is recorded at the date of acquisition through an adjustment to the loans’ amortized cost basis. In contrast, expected credit losses on loans not considered PCD are recognized through the provision for credit losses at the date of acquisition. The non-credit discount or premium related to PCD loans and the fair value adjustment on non-PCD loans are amortized or accreted to Interest and fees on loans over the contractual life of the loans using the effective interest method. In the event of prepayment, unamortized discounts or premiums are recognized in Interest and fees on loans. Fair value estimates for acquired assets and assumed liabilities are based on the information available, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. Intangible Assets and Impairment Testing – Critical Accounting Policies and Estimates Intangible assets consist of goodwill, core deposit intangible, customer relationship intangibles, and loan servicing rights. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The core deposit intangible represents the excess intangible value of acquired deposit customer relationships. Core deposit intangibles are amortized using an amortization method that reflects the expected value over time, and are evaluated for indications of potential impairment at least annually. Goodwill is not amortized but rather is evaluated for impairment on at least an annual basis. We performed an annual impairment test of goodwill in the fourth quarter of 2023 and concluded that no impairment existed. Fair value estimates for acquired assets and assumed liabilities are based on the information available, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. Impairment of Debt Securities – Critical Accounting Policies and Estimates For held-to-maturity (“HTM”) securities, expected credit losses are estimated over the remaining expected life and this estimate is recognized as an allowance for credit losses. Available-for-sale (“AFS”) securities are considered impaired if the fair value is less than amortized cost basis. For AFS securities, if any portion of the decline in fair value is related to credit, the amount of allowance is determined as the portion related to credit, limited to the difference between the amortized cost basis and the fair 52 value of the security. If the fair value of the security increases in subsequent periods, or changes in factors used within the credit loss assessment result in a change in the estimated credit loss, the Company would reflect the change by decreasing the allowance. If the Company has the intent to sell or believes it is more likely than not that it will be required to sell an impaired AFS security before recovery of the amortized cost basis, the credit loss is recorded as a direct write-down of the amortized cost basis. Declines in the fair value of AFS securities that are not considered credit related are recognized in Accumulated Other Comprehensive Income on the Company's Consolidated Balance Sheet.

Seacoast analyzes AFS debt securities quarterly for credit losses. The analysis is performed on an individual security basis for all securities where fair value has declined below amortized cost. Fair value is based upon pricing obtained from third party pricing services. Based on internal review procedures and the fair values provided by the pricing services, the Company believes that the fair values provided by the pricing services are consistent with the principles of ASC Topic 820, *Fair Value Measurement*. On occasion, pricing provided by the pricing services may not be consistent with other observed prices in the market for similar securities. Using observable market factors, including interest rate and yield curves, volatilities, prepayment speeds, loss severities and default rates, the Company may at times validate the observed prices using a discounted cash flow model and using the observed prices for similar securities to determine the fair value of its securities.

The Company utilizes both quantitative and qualitative assessments to determine if a security has a credit loss. Quantitative assessments are based on a discounted cash flow method. Qualitative assessments consider a range of factors including: percent decline in fair value, rating downgrades, subordination, duration, amortized loan-to-value, and the ability of the issuers to pay all amounts due in accordance with the contractual terms.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

Fluctuations in interest rates may result in changes in the fair value of the Company's financial instruments, cash flows and net interest income. This risk is managed using simulation modeling to calculate the most likely interest rate risk utilizing estimated loan and deposit growth. The objective is to optimize the Company's financial position, liquidity, and net interest income while limiting volatility.

Senior management regularly reviews the overall interest rate risk position and evaluates strategies to manage the risk. The Company's Asset and Liability Management Committee ("ALCO") uses simulation analysis to monitor changes in net interest income due to changes in market interest rates. The simulation of rising, declining and flat interest rate scenarios allows management to monitor and adjust interest rate sensitivity to assess the impact of market interest rate swings. The analysis of the impact on net interest income over a twelve month period is subjected to instantaneous changes in market rates on net interest income and is monitored at least quarterly.

The following table presents the ALCO simulation model's projected impact of a change in interest rates on the projected baseline net interest income for the 12 and 24 month periods beginning on January 1, 2024, holding all other changes in the balance sheet static. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve nor changes in balance sheet size or mix.

	% Change in Projected Baseline Net Interest Income	
	December 31, 2023	
Changes in Interest Rates	1-12 months	13-24 months
+2.00%	(9.2%)	(7.7%)
+1.00%	(3.7)	(2.4)
Current	—	—
-1.00%	1.3	—
-2.00%	2.6	(1.2)
-3.00%	1.7	(5.3)

The Company's calculation of interest rate sensitivity for the year ended December 31, 2023 is presented below. The balances of interest rate sensitive assets and liabilities are presented in the periods in which they reprice to market rates or mature. The amounts are aggregated to reflect the interest rate sensitivity gap. This analysis includes assumptions for prepayments of loans and securities and assumptions for core deposit re-pricing.

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The computations of interest rate sensitivity are based on the static balance sheet and do not necessarily include certain actions management may undertake to manage this risk in response to changes in interest rates in the future. This may include specific efforts to change the size of the balance sheet or the relative composition of fixed versus variable rate assets and liabilities as well as qualitative changes that could impact quantitative performance.

Interest Rate Sensitivity Analysis[1]

	December 31, 2023				
(In thousands)	**0-3 Months**	**4-12 Months**	**1-5 Years**	**Over 5 Years**	**Total**
Federal funds sold and interest bearing deposits	$ 285,528	$ —	$ —	$ —	$ 285,528
Debt securities[2]	424,938	178,038	791,899	1,121,458	2,516,333
Loans[3]	2,699,669	1,289,320	4,234,040	1,844,302	10,067,331
Other Assets	—	—	—	83,621	83,621
Earning assets	$ 3,410,135	$ 1,467,358	$ 5,025,939	$ 3,049,381	$ 12,952,813
Non-maturity deposits	4,401,164	321,812	266,291	1,766,685	6,755,952
Time deposits	782,833	661,788	30,822	559	1,476,002
Borrowings	449,936	—	62,561	18,378	530,875
Interest bearing liabilities	$ 5,633,933	$ 983,600	$ 359,674	$ 1,785,622	$ 8,762,829
Interest rate swaps	600,000	—	(600,000)	—	—
Interest sensitivity gap	$(1,623,798)	$ 483,758	$ 4,066,265	$ 1,263,759	$ 4,189,984
Cumulative gap	$(1,623,798)	$(1,140,040)	$ 2,926,225	$ 4,189,984	
Cumulative gap to total earning assets	(13%)	(9%)	23%	32%	
Earning assets to interest bearing liabilities	61 %	149 %	1397 %	171 %	

[1] *The repricing dates may differ from contractual maturity dates for certain assets due to prepayment assumptions.*

[2] *Securities are stated at carrying value.*

[3] *Includes loans held for sale.*

Market Risk

Market risk refers to potential losses arising from changes in interest rates, and other relevant market rates or prices.

Interest rate risk, defined as the exposure of net interest income and Economic Value of Equity ("EVE") to adverse movements in interest rates, is the Company's primary market risk, and mainly arises from the structure of the balance sheet (non-trading activities). The Company is also exposed to market risk in its investing activities. The ALCO meets regularly and is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. The policies established by the ALCO are reviewed and approved by the Company's board of directors. The primary goal of interest rate risk management is to control exposure to interest rate risk, within policy limits approved by the board of directors. These limits reflect the Company's tolerance for interest rate risk over short-term and long-term horizons.

The Company also performs valuation analyses, which are used for evaluating levels of risk present in the balance sheet that might not be taken into account in the net interest income simulation analyses. Whereas net interest income simulation highlights exposures over a relatively short time horizon, valuation analysis incorporates all cash flows over the estimated remaining life of all balance sheet positions. The valuation of the balance sheet, at a point in time, is defined as the discounted present value of asset cash flows minus the discounted value of liability cash flows, the net result of which is the EVE. The sensitivity of EVE to changes in the level of interest rates is a measure of the longer-term re-pricing risks and options risks embedded in the balance sheet. In contrast to the net interest income simulation, which assumes interest rates will change over a period of time, EVE uses instantaneous changes in rates.

EVE values only the current balance sheet, and does not incorporate the growth assumptions that are used in the net interest income simulation model. As with the net interest income simulation model, assumptions about the timing and variability of balance sheet cash flows are critical in the EVE analysis. Particularly important are the assumptions driving prepayments and the expected changes in balances and pricing of the indeterminate life deposit portfolios. Core deposits are a more significant

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funding source for the Company, making the lives attached to core deposits more important to the accuracy of our modeling of EVE. The Company periodically reassesses its assumptions regarding the indeterminate lives of core deposits utilizing an independent third party resource to assist. The following table presents the projected impact of a change in interest rates on the balance sheet. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve. % Change in Economic Value of Equity Changes in Interest Rates 2023 +2.00% (14.8) +1.00% (6.8) Current — -1.00% 4.3 -2.00% 5.7 -3.00% 6.7 While an instantaneous and severe shift in interest rates is used in this analysis, a gradual shift in interest rates would have a much more modest impact. Since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon, i.e., the next fiscal year. Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, change in yield curve relationships, and changing product spreads that could mitigate the adverse impact of changes in interest rates. Effects of Inflation and Changing Prices The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the general level of inflation. However, inflation affects financial institutions by increasing their cost of goods and services purchased, as well as the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and shareholders’ equity. Mortgage origination and refinancing tends to slow as interest rates increase, and higher interest rates will likely reduce the Company’s earnings from such activities and the income from the sale of residential mortgage loans in the secondary market. 55

Table 1 - Capital Resources December 31, (In thousands, except percentages) 2023 2022 Tier 1 Capital Common stock $ 8,486 $ 7,162 Additional paid in capital 1,808,883 1,377,698 Retained earnings 467,305 423,863 Treasury stock (16,710) (13,019) Goodwill (732,417) (480,319) Intangibles (95,645) (71,285) Other1 53,597 33,195 Common Equity Tier 1 Capital $ 1,493,499 $ 1,277,295 Qualifying Trust Preferred Debt $ 72,207 $ 84,533 Other 4 4 Total Tier 1 Capital $ 1,565,710 $ 1,361,832 Tier 2 Capital Allowance for credit losses on loans1, as limited $ 126,553 $ 92,336 Qualifying subordinated debt 21,534 — Total Tier 2 Capital 148,087 92,336 Total Risk-Based Capital $ 1,713,797 $ 1,454,168 Risk weighted assets $ 10,766,942 $ 9,208,859 Common equity Tier 1 ratio (CET1) 13.87% 13.87% Regulatory minimum2 4.50 4.50 Tier 1 capital ratio 14.54 14.79 Regulatory minimum2 6.00 6.00 Total capital ratio 15.92 15.79 Regulatory minimum2 8.00 8.00 Tier 1 capital to adjusted total assets 11.00 11.46 Regulatory minimum 4.00 4.00 Shareholders' equity to assets 14.46 13.24 Average shareholders' equity to average total assets 13.85 12.84 Tangible shareholders' equity to tangible assets 9.31 9.08 1Upon adoption of the CECL accounting standard in 2020, the Company elected, in accordance with interagency guidance, to delay the estimated impact on regulatory capital resulting from the implementation of CECL. The guidance provides banks the option to delay for two years an estimate of CECL’s effect on regulatory capital, relative to the incurred loss methodology’s effect on regulatory capital, followed by a three-year transition period (five-year transition option). As of December 31, 2023 and 2022, the adjustment to Tier 1 Capital was $12.3 million and $18.5 million, respectively, and the adjustment to Tier 2 Capital was $15.1 million and $22.6 million, respectively. 2Excludes the Basel III capital conservation buffer of 2.5% which, if not exceeded, may constrain dividends, equity repurchases and compensation. 56

Table 2 - Loans Outstanding December 31, (In thousands) 2023 2022 Amount % to Total Loans Amount % to Total Loans Construction and land development $ 767,622 8% $ 587,332 7 % Commercial real estate - owner occupied 1,670,281 17 1,478,302 18 Commercial real estate - non-owner occupied 3,319,890 33 2,589,774 32 Residential real estate 2,445,692 24 1,849,503 23 Commercial and financial 1,607,888 16 1,353,226 17 Consumer 251,567 2 286,587 3 Total Loans $ 10,062,940 100% $ 8,144,724 100% 57

Table 3 - Loan Maturity Distribution

The following table presents loans by maturity, separately presenting fixed rate loans from those with floating or adjustable rates.

	December 31, 2023							
		After one year but within five years:		After five years but within fifteen years:		After fifteen years:		
(In thousands)	In one year or less	Floating or adjustable	Fixed	Floating or adjustable	Fixed	Floating or adjustable	Fixed	Total
Construction and Land Development	$ 197,008	$ 153,313	$ 67,833	$ 98,822	$ 46,411	$ 160,549	$ 43,686	$ 767,622
Commercial Real Estate - Owner Occupied	87,415	91,503	490,522	254,293	679,573	54,870	12,105	1,670,281
Commercial Real Estate - Non-owner Occupied	359,080	239,473	1,147,472	514,861	1,018,529	32,924	7,551	3,319,890
Residential Real Estate	10,571	20,400	13,303	322,655	144,353	1,004,145	930,265	2,445,692
Commercial and Financial	346,281	135,645	504,206	97,224	270,603	179,926	74,003	1,607,888
Consumer	11,568	35,957	79,469	12,325	58,870	24,284	29,094	251,567
Total	$ 1,011,923	$ 676,291	$ 2,302,805	$ 1,300,180	$ 2,218,339	$ 1,456,698	$ 1,096,704	$ 10,062,940

Table 4 - Select Credit Ratios

	For the Year Ended December 31,		
(In thousands, except percentages)	2023	2022	2021
Daily average loans outstanding[1]	$ 9,889,070	$ 6,838,266	$ 5,751,064
Ratio of allowance for credit losses on loans to loans outstanding at end of year	1.48 %	1.40 %	1.41 %
Ratio of net charge-offs (recoveries) to average loans outstanding			
Construction and land development	— %	— %	— %
Commercial real estate - owner occupied	—	—	—
Commercial real estate - non-owner occupied	—	—	0.02
Residential real estate	—	—	(0.02)
Commercial and financial	0.17	—	0.05
Consumer	0.05	0.01	—
Total ratio of net charge-offs to average loans outstanding	0.22 %	0.01 %	0.05 %

[1] *Net of unearned income.*

Table 5 - Allowance for Credit Losses on Loans

	December 31,			
(In thousands, except percentages)	2023		2022	
Allocation by Loan Type	Amount	% of Total Allowance	Amount	% of Total Allowance
Construction and land development	$ 8,637	6 %	$ 6,464	6 %
Commercial real estate - owner occupied	5,529	4	6,051	5
Commercial real estate - non-owner occupied	48,288	32	43,258	38
Residential real estate	39,016	26	29,605	26
Commercial and financial	34,343	23	15,648	14
Consumer	13,118	9	12,869	11
Total Allowance for Credit Losses on Loans	$ 148,931	100 %	$ 113,895	100 %

58

Table 6 - Nonperforming Assets December 31, (In thousands, except percentages) 2023 2022 Nonaccrual loans1,2 Construction and land development $ 824 $ 549 Commercial real estate loans - owner occupied 9,684 2,340 Commercial real estate loans - non-owner occupied 8,735 4,483 Residential real estate loans 9,986 9,457 Commercial and financial loans 34,693 11,672 Consumer loans 1,182 342 Total Nonaccrual Loans $ 65,104 $ 28,843 Other real estate owned Construction and land development $ — $ 109 Commercial real estate loans - non-owner occupied 221 221 Residential real estate loans — 200 Bank branches closed 7,339 1,771 Total Other Real Estate Owned $ 7,560 $ 2,301 Total Nonperforming Assets $ 72,664 $ 31,144 Amount of loans outstanding at end of year2 $ 10,062,940 $ 8,144,724 Ratio of total nonperforming assets to loans outstanding and other real estate owned at end of period 0.72% 0.38 % Ratio of total nonaccrual loans to loans outstanding at end of period 0.65 0.35 Ratio of allowance for credit losses on loans to total nonaccrual loans 229 395 Accruing loans past due 90 days or more $ 1,179 $ 1,848 1 Interest income that could have been recorded during 2023 and 2022 related to nonaccrual loans was $0.5 million and $1.6 million, respectively, none of which was included in interest income or net income. 2 Net of unearned income. 59

Table 7 - Maturity Distribution of Available-For-Sale Debt Securities December 31, 2023 (In thousands) Less than 1 Year After 1-5 Years After 5-10 Years After 10 Years Total Amortized Cost U.S. Treasury securities and obligations of U.S. government agencies $ 1,185 $ 6,066 $ 8,965 $ 21,502 $ 37,718 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 13 2,659 5,255 1,144,826 1,152,753 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 24,950 170,046 109,497 80,520 385,013 Private mortgage-backed securities and collateralized mortgage obligations — — 1,161 134,717 135,878 Collateralized loan obligations — 4,038 114,383 182,434 300,855 Obligations of state and political subdivisions 3,353 — 500 6,633 10,486 Other debt securities — 7,389 — 19,210 26,599 Total Available-For-Sale Debt Securities $ 29,501 $ 190,198 $ 239,761 $ 1,589,842 $ 2,049,302 Fair Value U.S. Treasury securities and obligations of U.S. government agencies $ 1,172 $ 6,069 $ 8,929 $ 21,275 $ 37,445 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 13 2,619 5,065 961,684 969,381 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 24,465 163,673 101,636 78,498 368,272 Private mortgage-backed securities and collateralized mortgage obligations — — 1,086 123,917 125,003 Collateralized loan obligations — 4,028 113,880 181,547 299,455 Obligations of state and political subdivisions 3,332 — 433 5,625 9,390 Other debt securities — 7,382 — 19,692 27,074 Total Available-For-Sale Debt Securities $ 28,982 $ 183,771 $ 231,029 $ 1,392,238 $ 1,836,020 Weighted Average Yield1 U.S. Treasury securities and obligations of U.S. government agencies 3.99% 4.81% 6.43% 5.83% 5.75% Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 2.79 3.69 3.09 2.03 2.03 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 2.92 3.16 3.14 5.69 3.67 Private mortgage-backed securities and collateralized mortgage obligations — — 6.31 2.76 2.79 Collateralized loan obligations — 7.02 6.99 7.02 7.01 Obligations of state and political subdivisions 2.52 — 1.55 2.16 2.25 Other debt securities — 6.70 — 7.15 7.03 Total Available-For-Sale Debt Securities 2.92% 3.44% 5.11% 2.96% 3.26% 1All yields and rates have been computed using amortized costs. 60

Table 8 - Maturity Distribution of Held-to-Maturity Debt Securities December 31, 2023 (In thousands) Less than 1 Year After 1-5 Years After 5-10 Years After 10 Years Total Amortized Cost Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities $ — $ — $ — $ 590,676 $ 590,676 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 196 20,679 62,500 6,262 89,637 Total Held-to-Maturity Debt Securities $ 196 $ 20,679 $ 62,500 $ 596,938 $ 680,313 Fair Value Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities $ — $ — $ — $ 478,930 $ 478,930 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 195 18,960 55,493 4,781 79,429 Total Held-to-Maturity Debt Securities $ 195 $ 18,960 $ 55,493 $ 483,711 $ 558,359 Weighted Average Yield1 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities —% —% —% 1.88% 1.88% Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities — 2.48 2.29 1.67 2.28 Total Held-to-Maturity Debt Securities —% 2.48% 2.29% 1.88% 1.93% 1All yields and rates have been computed using amortized costs. 61

Stock Performance Graph The line graph below compares the cumulative total stockholder return on Seacoast common stock with the cumulative total return of the NASDAQ Composite Index and the S&P U.S. BMI Banks - Southeast Region Index for the same period. The graph and table assume that $100 was invested on December 31, 2018 (the last day of trading for the year ended December 31, 2018) in each of Seacoast common stock, the NASDAQ Composite Index and the S&P U.S. BMI Banks - Southeast Region Index. The cumulative total return represents the change in stock price and the amount of dividends received over the period, assuming all dividends were reinvested. Period Ending In de x V al ue Total Return Performance Seacoast Banking Corporation of Florida NASDAQ Composite S&P U.S. BMI Banks - Southeast Region Index 12/31/2018 12/31/2019 12/31/2020 12/31/2021 12/31/2022 12/31/2023 75 100 125 150 175 200 225 250 Index December 31, 2018 December 31, 2019 December 31, 2020 December 31, 2021 December 31, 2022 December 31, 2023 Seacoast Banking Corporation of Florida 100.00 117.49 113.18 137.62 123.72 116.33 NASDAQ Composite Index 100.00 136.69 198.10 242.03 163.28 236.17 S&P U.S. BMI Banks - Southeast Region Index 100.00 140.94 126.37 180.49 146.81 151.44 Source: S&P Global Market Intelligence © 2024 62

SELECTED QUARTERLY INFORMATION
QUARTERLY CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

	2023 Quarters				2022 Quarters			
(In thousands, except per share data)	**Fourth**	**Third**	**Second**	**First**	**Fourth**	**Third**	**Second**	**First**
Net interest income:								
Interest income	$176,855	$179,846	$174,283	$157,991	$127,109	$ 91,404	$ 83,749	$ 78,232
Interest expense	66,036	60,540	47,320	26,839	7,400	3,120	2,102	1,710
Net interest income	110,819	119,306	126,963	131,152	119,709	88,284	81,647	76,522
Provision for credit losses	3,990	2,694	(764)	31,598	14,129	4,676	822	6,556
Net interest income after provision for credit losses on loans	106,829	116,612	127,727	99,554	105,580	83,608	80,825	69,966
Noninterest income:								
Service charges on deposit accounts	4,828	4,648	4,560	4,242	3,996	3,504	3,408	2,801
Interchange income	2,433	1,684	5,066	4,694	4,650	4,138	4,255	4,128
Wealth management income	3,261	3,138	3,318	3,063	2,886	2,732	2,774	2,659
Mortgage banking fees	378	410	576	426	426	434	932	1,686
Insurance agency income	1,066	1,183	1,160	1,101	805	—	—	—
SBA gains	921	613	249	322	105	108	473	156
BOLI income	2,220	2,197	2,068	1,916	1,526	1,363	1,349	1,334
Other income	4,668	4,307	4,755	6,574	3,239	4,186	4,073	3,061
Securities (losses) gains, net	(2,437)	(387)	(176)	107	18	(362)	(300)	(452)
Total noninterest income	17,338	17,793	21,576	22,445	17,651	16,103	16,964	15,373
Noninterest expenses:								
Salaries and wages	38,435	46,431	45,155	47,616	45,405	28,420	28,056	28,219
Employee benefits	6,678	7,206	7,472	8,562	5,300	4,074	4,151	5,501
Outsourced data processing costs	8,609	8,714	20,222	14,553	9,918	5,393	6,043	6,156
Telephone and data lines	1,196	1,409	1,518	1,081	1,185	973	908	733
Occupancy	6,316	6,349	7,065	6,938	5,457	5,046	4,050	3,986
Furniture and equipment	2,028	2,052	2,345	2,267	1,944	1,462	1,588	1,426
Marketing	2,995	1,876	2,047	2,238	1,772	1,461	1,882	1,171
Legal and professional fees	3,294	2,679	4,062	7,479	9,174	3,794	2,946	4,789
FDIC assessments	2,813	2,258	2,116	1,443	889	760	699	789
Amortization of intangibles	6,888	7,457	7,654	6,727	4,763	1,446	1,446	1,446
Other real estate owned expense and net loss (gain) on sale	573	274	(57)	195	(411)	9	(968)	(164)
Provision for credit losses on unfunded commitments	—	—	—	1,239	—	1,015	—	142
Other	6,542	7,210	8,266	7,137	6,114	7,506	5,347	4,723
Total noninterest expenses	86,367	93,915	107,865	107,475	91,510	61,359	56,148	58,917
Income before income taxes	37,800	40,490	41,438	14,524	31,721	38,352	41,641	26,422
Income taxes	8,257	9,076	10,189	2,697	7,794	9,115	8,886	5,834
Net income	$ 29,543	$ 31,414	$ 31,249	$ 11,827	$ 23,927	$ 29,237	$ 32,755	$ 20,588

63

(In thousands, except per share data)	2023 Quarters								2022 Quarters							
	Fourth		Third		Second		First		Fourth		Third		Second		First	
Per Common Share Data																
Net income diluted	$	0.35	$	0.37	$	0.37	$	0.15	$	0.34	$	0.47	$	0.53	$	0.33
Net income basic		0.35		0.37		0.37		0.15		0.34		0.48		0.53		0.34
Cash dividends declared:																
Common stock	$	0.18	$	0.18	$	0.18	$	0.17	$	0.17	$	0.17	$	0.17	$	0.13
Market price common stock:																
Low close		19.59		21.51		18.83		21.31		29.60		30.23		31.46		32.43
High close		29.28		27.01		23.85		33.50		34.94		36.75		35.21		39.15
Bid price at end of period		28.46		21.82		21.78		23.18		31.19		30.23		33.04		35.02

64

Item 8. Financial Statements and Supplementary Data REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Shareholders and the Board of Directors of Seacoast Banking Corporation of Florida Stuart, Florida Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Seacoast Banking Corporation of Florida (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the 65 company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance and Provision for Credit Losses on Loans The allowance for credit losses (the “ACL”) is an accounting estimate of expected credit losses over the contractual term of loans carried at amortized cost as described in Notes 1 and 5 of the consolidated financial statements. The Company's loan portfolio, which is measured at amortized cost, is required to be presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company estimates expected credit losses for loans at the individual loan level using a discounted cash flow methodology for its commercial loans and using a loss rate methodology for its consumer loans. Expected losses are estimated using a blend of forecast scenarios. Specifically, the forecast scenarios selected were the “U.S. Macroeconomic Outlook Baseline” and “Alternative Scenario 3 - Downside - 90th Percentile” scenarios. The forecasted credit losses also incorporate macroeconomic variables such as changes in expectations indicated by the commercial real estate price index, changes in the housing price index, and changes in the unemployment rate. The forecasts of future economic conditions are over a period that the Company has deemed reasonable and supportable, and in segments where it can no longer develop reasonable and supportable forecasts, the Company reverts to longer-term historical loss experience to estimate losses over the remaining life of the loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments. The Company may incorporate qualitative adjustments to modeled reserves based on an assessment of internal and external influences on credit quality not fully reflected in the quantitative components of the allowance model. These influences may include elements such as changes in concentration, macroeconomic conditions, recent observable asset quality trends, staff turnover, regional market conditions, employment levels, model risk, and loan growth. A significant amount of judgment was required when assessing the conceptual design and statistical methodology of the employed model and whether the model was relevant to the Company’s loan portfolio and suitable for use in the Company’s estimation process, which in turn involved especially complex and subjective judgment. The Company’s discounted cash flow methodology includes probability of default (“PD”) and loss given default (“LGD”) assumptions that required assessing the conceptual soundness and reasonableness of those assumptions. We utilized Crowe LLP employed valuation specialists (“Crowe VS”) to evaluate the soundness of the model’s methodology, conceptual design, and applicability to the Company. Crowe VS also performed procedures to assess the relationships between the Company’s PD and LGD rates and model rates. The principal considerations resulting in our determination included the following: • Significant auditor judgment in evaluating the selection and application of the reasonable and supportable forecasts of economic variables and reasonableness of other model assumptions. • Significant auditor effort in evaluating probability-weighted forecast scenarios with PD and LGD assumptions that involved the use of management judgment and a high degree of auditor judgment, including the need to involve Crowe VS. • Significant audit effort related to testing the completeness and accuracy of internal data used and evaluating the relevance and reliability of proxy loan information. 66

The primary procedures performed to address the critical audit matter included: • Testing the effectiveness of controls over the completeness and accuracy of internal data inputs, including loan segmentation data used in the development of PD and LGD assumptions, and the relevance and reliability of third- party data used in the computation. • Testing the effectiveness of management’s internal controls over the Company’s significant model methods, assumptions and judgments, including qualitative adjustments, and information systems. • Testing the effectiveness of controls over the Company’s preparation and review of the allowance for credit losses calculation, including the reasonableness of management's judgments over the forecasted period and economic scenarios selected. • With the assistance of Crowe VS, evaluating the reasonableness of assumptions and judgments related to management’s methodology. • Substantively testing the completeness and accuracy of internal loan level data used, loan segmentation, the relevance and reliability of third party data, and management’s judgments and assumptions for reasonableness. • Substantive univariate directionality testing with the assistance of Crowe VS and other substantive analytical procedures to test significant assumptions made by management, and testing the process of management’s assessment for the incorporation of qualitative adjustments. • Evaluating management’s judgments in the selection and application of reasonable and supportable forecasts, and the reasonableness of forecasted economic scenarios provided by a third-party, assisted by Crowe VS. /s/ Crowe LLP We have served as the Company's auditor since 2014. Fort Lauderdale, Florida February 27, 2024 67

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)	For the Year Ended December 31, 2023	2022	2021
Interest Income			
Interest and dividends on securities			
Taxable	$ 82,926	$ 56,611	$ 29,206
Nontaxable	354	546	577
Interest and fees on loans	581,105	315,717	251,471
Interest on interest bearing deposits and other investments	24,590	7,620	2,990
Total Interest Income	688,975	380,494	284,244
Interest Expense			
Interest on deposits	126,535	7,318	3,605
Interest on time certificates	52,254	2,642	2,788
Interest on securities sold under agreement to repurchase	8,323	986	141
Interest on Federal Home Loan Bank borrowings	6,378	330	—
Interest on long-term debt	7,245	3,056	1,685
Total Interest Expense	200,735	14,332	8,219
Net Interest Income	488,240	366,162	276,025
Provision for credit losses	37,518	26,183	(9,421)
Net Interest Income After Provision for Credit Losses	450,722	339,979	285,446
Noninterest Income:			
Service charges on deposit accounts	18,278	13,709	9,777
Interchange income	13,877	17,171	16,231
Wealth management income	12,780	11,051	9,628
Mortgage banking fees	1,790	3,478	11,782
Insurance agency income	4,510	805	—
SBA gains	2,105	842	1,531
BOLI income	8,401	5,572	4,154
Other	20,304	14,559	18,202
	82,045	67,187	71,305
Securities losses, net (includes net losses of $2.9 million for 2023, $0 for 2022 and net gains of $2.2 million for 2021 in other comprehensive income reclassifications)	(2,893)	(1,096)	(578)
Total Noninterest Income	79,152	66,091	70,727
Noninterest Expense:			
Salaries and wages	177,637	130,100	97,283
Employee benefits	29,918	19,026	17,873
Outsourced data processing costs	52,098	27,510	19,919
Telephone / data lines	5,204	3,799	3,223
Occupancy	26,668	18,539	14,140
Furniture and equipment	8,692	6,420	5,390
Marketing	9,156	6,286	4,583
Legal and professional fees	17,514	20,703	11,376

68

FDIC assessments 8,630 3,137 2,405 Amortization of intangibles 28,726 9,101 5,033 Other real estate owned expense and net loss (gain) on sale 985 (1,534) (264) Provision for credit losses on unfunded commitments 1,239 1,157 133 Other 29,155 23,690 16,341 Total Noninterest Expense 395,622 267,934 197,435 Income Before Income Taxes 134,252 138,136 158,738 Income taxes 30,219 31,629 34,335 Net Income $ 104,033 $ 106,507 $ 124,403 Per share data Net income per share of common stock Diluted $ 1.23 $ 1.66 $ 2.18 Basic 1.24 1.67 2.20 Average common shares outstanding Diluted 84,329 64,264 57,088 Basic 83,800 63,707 56,586 See notes to consolidated financial statements. 69

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME For the Year Ended December 31, (In thousands) 2023 2022 2021 Net Income $ 104,033 $ 106,507 $ 124,403 Other comprehensive income (loss): Available-for-sale securities: Unrealized gains (losses) on available-for-sale securities, net of tax expense of $7.7 million in 2023, tax benefit of $57.1 million in 2022, and tax benefit of $8.2 million in 2021 $ 23,645 $ (181,096) $ (27,377) Amortization of unrealized (gains) losses on securities transferred to held- to-maturity, net of tax benefit of $13 thousand in 2023, tax benefit of $7 thousand in 2022, and tax expense of $21 thousand in 2021 (42) (20) 86 Reclassification adjustment for losses included in net income, net of tax benefit of $0.7 million in 2023 and tax benefit of $85 thousand in 2021 2,191 — 278 Unrealized gains on derivatives designated as fair value hedges, net of reclassifications to income, net of tax expense of $0.7 million in 2023 1,971 — — Unrealized gains (losses) on derivatives designated as cash flow hedges, net of reclassifications to income, net of tax expense of $0.1 million in 2023, tax benefit of $26 thousand in 2022, and tax expense of $0.1 million in 2021 390 77 (351) Total other comprehensive income (loss) $ 28,155 $ (181,039) $ (27,364) Comprehensive Income (Loss) $ 132,188 $ (74,532) $ 97,039 See notes to consolidated financial statements. 70

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS Assets Cash and due from banks $ 167,511 $ 120,748 Interest bearing deposits with other banks 279,671 81,192 Total cash and cash equivalents 447,182 201,940 Time deposits with other banks 5,857 3,236 Debt securities: Securities available-for-sale (at fair value) 1,836,020 1,871,742 Securities held-to-maturity (fair value $558.4 million in 2023 and $617.7 million in 2022) 680,313 747,408 Total debt securities 2,516,333 2,619,150 Loans held for sale (at fair value) 4,391 3,151 Loans 10,062,940 8,144,724 Less: Allowance for credit losses (148,931) (113,895) Loans, net of allowance for credit losses 9,914,009 8,030,829 Bank premises and equipment, net 113,304 116,892 Other real estate owned 7,560 2,301 Goodwill 732,417 480,319 Other intangible assets, net 95,645 75,451 Bank owned life insurance 298,974 237,824 Net deferred tax assets 113,232 94,457 Other assets 331,345 280,212 Total Assets $ 14,580,249 $ 12,145,762 Liabilities Deposits Noninterest demand $ 3,544,981 $ 4,070,973 Interest-bearing demand 2,790,210 2,337,590 Savings 651,454 1,064,392 Money market 3,314,288 1,985,974 Other time deposits 803,393 369,389 Brokered time certificates 122,347 3,798 Time certificates of more than $250,000 550,262 149,479 Total Deposits $ 11,776,935 $ 9,981,595 Securities sold under agreements to repurchase, maturing within 30 days 374,573 172,029 FHLB borrowings 50,000 150,000 Long-term debt, net 106,302 84,533 Other liabilities 164,353 149,830 Total Liabilities $ 12,472,163 $ 10,537,987 December 31, (In thousands, except share data) 2023 2022 71

Commitments and Contingencies (See “Note 9 - Borrowings” and “Note 15 - Contingent Liabilities and Commitments with Off-Balance Sheet Risk”) Shareholders' Equity Common stock, par value $0.10 per share authorized 120,000,000 shares, issued 85,480,183 and outstanding 84,861,498 shares in 2023 and authorized 120,000,000 shares, issued 72,099,136 and outstanding 71,617,852 shares in 2022 8,486 7,162 Additional paid-in capital 1,808,883 1,377,802 Retained earnings 467,305 423,863 Less: Treasury stock (618,685 shares in 2023 and 481,284 shares in 2022), at cost (16,710) (13,019) 2,267,964 1,795,808 Accumulated other comprehensive loss, net (159,878) (188,033) Total Shareholders' Equity $ 2,108,086 $ 1,607,775 Total Liabilities & Shareholders' Equity $ 14,580,249 $ 12,145,762 December 31, (In thousands, except share data) 2023 2022 See notes to consolidated financial statements. 72

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS Cash Flows From Operating Activities Net Income $ 104,033 $ 106,507 $ 124,403 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 8,245 6,115 5,482 (Accretion of discounts) and amortization of premiums on securities, net (949) 576 6,220 Amortization of operating lease right-of-use assets 8,053 6,485 4,576 Other amortization and accretion, net (15,875) (1,967) (13,908) Stock based compensation 13,440 11,155 8,685 Origination of loans designated for sale (113,151) (186,504) (490,426) Sale of loans designated for sale 116,563 221,199 543,410 Provision for credit losses 37,518 26,183 (9,421) Deferred income taxes 9,442 (10,398) 3,836 Losses on sale of securities 2,935 — 363 Gains on sale of loans (4,211) (5,687) (15,276) Losses (gains) on sale and write-downs of other real estate owned 450 (1,749) (635) Losses on disposition of fixed assets and write-downs upon transfer of bank premises to other real estate owned 1,842 1,394 817 Changes in operating assets and liabilities, net of effects from acquired companies: Net (increase) decrease in other assets (8,967) 508 (42,437) Net (decrease) increase in other liabilities (8,755) 22,042 28,883 Net Cash Provided by Operating Activities 150,613 195,859 154,572 Cash Flows From Investing Activities Maturities and repayments of available-for-sale debt securities 220,114 270,785 546,339 Maturities and repayments of held-to-maturity debt securities 69,471 96,925 132,916 Proceeds from sale of available-for-sale debt securities 113,400 515,183 84,972 Purchases of available-for-sale debt securities (100,873) (693,625) (1,145,193) Purchases of held-to-maturity debt securities — (206,065) (377,159) Maturities of time deposits with other banks 1,984 3,237 750 Purchases of time deposits with other banks (4,605) — — Net new loans and principal repayments 110,665 (513,343) 566,348 Purchases of loans held for investment — (111,292) (259,267) Proceeds from sale of other real estate owned 577 15,951 5,598 Additions to other real estate owned — (591) (2,513) Proceeds from sale of FHLB and Federal Reserve Bank stock 73,473 — 3,945 Purchase of FHLB and Federal Reserve Bank stock (88,141) (11,924) (3,020) Redemption of bank owned life insurance — 25,782 — Purchase of bank owned life insurance — (25,000) (60,000) Net cash from bank acquisitions 141,674 281,747 98,100 Additions to bank premises and equipment (10,293) (12,645) (4,327) Net Cash Provided by (Used in) Investing Activities 527,446 (364,875) (412,511) For the Year Ended December 31, (In thousands) 2023 2022 2021 73

Cash Flows From Financing Activities Net (decrease) increase in deposits (324,002) (384,403) 640,108 Net increase in repurchase agreements 202,544 50,464 1,956 Net decrease in FHLB borrowings with original maturities of three months or less (280,000) (62,500) — Repayments of FHLB borrowings with original maturities of more than three months (75,000) (7,500) (33,000) Proceeds from FHLB borrowings with original maturities of more than three months 110,000 75,000 — Stock based employee benefit plans 5,100 3,408 5,022 Repurchase of common stock (10,868) — — Dividends paid (60,591) (41,242) (22,506) Net Cash (Used in) Provided by Financing Activities (432,817) (366,773) 591,580 Net increase (decrease) in cash and cash equivalents 245,242 (535,789) 333,641 Cash and Cash Equivalents at Beginning of Year 201,940 737,729 404,088 Cash and Cash Equivalents at End of Year $ 447,182 $ 201,940 $ 737,729 Supplemental disclosure of cash flow information: Cash paid during the period for interest $ 191,225 $ 13,743 $ 9,977 Net (refund received) cash paid during the period for taxes (5,921) 29,591 30,887 Recognition of operating lease right-of-use assets, other than through bank acquisition, net of terminations 2,068 3,370 12,459 Recognition of operating lease liabilities, other than through bank acquisition, net of terminations 2,080 3,370 12,459 Supplemental disclosure of non-cash investing activities:1 Transfer of debt securities from available-for-sale to held-to-maturity $ — $ — $ 210,805 Unsettled sales of debt securities available-for-sale — — 17,147 Transfer from bank premises to other real estate owned 6,286 1,674 3,318 1See "Note 17 - Business Combinations" for non cash transactions related to business combinations. For the Year Ended December 31, (In thousands) 2023 2022 2021 See notes to consolidated financial statements. 74

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars and shares in thousands)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2020	55,243	$ 5,524	$ 856,092	$ 256,701	$ (8,285)	$ 20,370	$ 1,130,402
Comprehensive income (loss)	—	—	—	124,403	—	(27,364)	97,039
Stock based compensation expense	23	—	8,685	—	—	—	8,685
Common stock issued for stock based employee benefit plans	167	19	(49)	—	(2,284)	—	(2,314)
Common stock issued for stock options	384	38	7,298	—	—	—	7,336
Issuance of common stock, pursuant to acquisitions	2,687	269	86,218	—	—	—	86,487
Conversion of options, pursuant to acquisition	—	—	5,607	—	—	—	5,607
Dividends on common stock ($0.39 per share)	—	—	—	(22,506)	—	—	(22,506)
Balance at December 31, 2021	58,504	$ 5,850	$ 963,851	$ 358,598	$ (10,569)	$ (6,994)	$ 1,310,736
Comprehensive income (loss)	—	—	—	106,507	—	(181,039)	(74,532)
Stock based compensation expense	21	—	11,155	—	—	—	11,155
Common stock issued for stock based employee benefit plans	367	40	(97)	—	(2,450)	—	(2,507)
Common stock issued for stock options	522	52	5,864	—	—	—	5,916
Issuance of common stock, pursuant to acquisition	12,204	1,220	396,016	—	—	—	397,236
Conversion of options, pursuant to acquisition	—	—	1,013	—	—	—	1,013
Dividends on common stock ($0.64 per share)	—	—	—	(41,242)	—	—	(41,242)
Balance at December 31, 2022	71,618	$ 7,162	$1,377,802	$ 423,863	$ (13,019)	$ (188,033)	$ 1,607,775
Comprehensive income	—	—	—	104,033	—	28,155	132,188
Stock based compensation expense	30	—	13,440	—	—	—	13,440
Common stock issued for stock based employee benefit plans	970	100	8,691	—	(3,691)	—	5,100
Issuance of common stock, pursuant to acquisition	12,792	1,279	409,459	—	—	—	410,738
Conversion of options, pursuant to acquisition	—	—	10,304	—	—	—	10,304
Repurchase of common stock	(549)	(55)	(10,813)	—	—	—	(10,868)
Dividends on common stock ($0.71 per share)	—	—	—	(60,591)	—	—	(60,591)
Balance at December 31, 2023	84,861	$ 8,486	$1,808,883	$ 467,305	$ (16,710)	$ (159,878)	$ 2,108,086

See notes to consolidated financial statements.

75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Seacoast Banking Corporation of Florida and Subsidiaries Note 1 - Significant Accounting Policies General: Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) is a single segment financial holding company with one operating subsidiary bank, Seacoast National Bank (“Seacoast Bank”). The Company provides integrated financial services including commercial and consumer banking, wealth management, and mortgage and insurance services to customers at 77 full-service branches across Florida, and through advanced mobile and online banking solutions. The consolidated financial statements include the accounts of Seacoast and all its majority-owned subsidiaries but exclude trusts created for the issuance of trust preferred securities. In consolidation, all significant intercompany accounts and transactions are eliminated. The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and they conform to general practices within the applicable industries. Certain prior period amounts have been reclassified to conform to the current period presentation. Use of Estimates: The preparation of consolidated financial statements requires management to make judgments in the application of certain accounting policies that involve significant estimates and assumptions. The Company has established policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available as of the date of the financial statements, and changes in this information over time and the use of revised estimates and assumptions could materially affect amounts reported in subsequent financial statements. Specific areas, among others, requiring the application of management’s estimates include the determination of the allowance for credit losses, acquisition accounting and purchased loans, intangible assets and impairment testing, and other fair value measurements. Cash and Cash Equivalents: Cash and cash equivalents include cash and due from banks and interest-bearing bank balances. Cash equivalents have original maturities of three months or less, and accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value. Time Deposits with Other Banks: Time deposits with other banks consist of certificates of deposit with original maturities greater than three months and are carried at cost. Securities Purchased and Sold Agreements: Securities purchased under resale agreements and securities sold under repurchase agreements are generally accounted for as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company’s policy to take possession of securities purchased under resale agreements, which are primarily U.S. government and government agency securities. The fair value of securities purchased and sold is monitored and collateral is obtained from or returned to the counterparty when appropriate. Securities: Debt securities are classified as available-for-sale or held-to-maturity. Debt securities available-for-sale may be sold as part of the Company's asset/liability management or in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or for other factors, and are stated at fair value. Unrealized gains or losses are reflected as a component of shareholders' equity net of tax or included in noninterest income as appropriate. Debt securities held-to-maturity that the Company has the ability and intent to hold to maturity are carried at amortized cost. Equity securities with readily determinable fair values are considered marketable and measured at fair value with unrealized gains or losses included in noninterest income as securities gains or losses. Equity investments that do not have readily determinable fair values are considered non-marketable and are accounted for at cost under the measurement alternative to fair value, with adjustments for impairment and observable price changes if applicable. The estimated fair value of a security is determined based on market quotations when available or, if not available, by using quoted market prices for similar securities, pricing models or discounted cash flow analyses, using observable market data where available. Realized gains and losses are included in noninterest income as investment securities gains (losses). Interest and dividends on securities, including amortization of premiums and accretion of discounts on debt securities, is recognized in interest income on an accrual basis using the interest method. The Company anticipates prepayments of principal in the calculation of the effective yield for collateralized mortgage obligations and mortgage backed securities by obtaining estimates of prepayments from 76 independent third parties. The adjusted cost of each specific security sold is used to compute realized gains or losses on the sale of securities on a trade date basis. Credit losses on securities: For securities classified as held-to-maturity, management estimates expected credit losses over the remaining expected life and recognizes this estimate as an allowance for credit losses. Debt securities that are available-for-sale are considered impaired if the fair value is less than amortized cost. Impairments are analyzed at an individual security level on a quarterly basis and both quantitative and qualitative assessments are utilized to determine if a security has a credit loss. Qualitative assessments consider a range of factors including: percent decline in fair value, rating downgrades, subordination, duration, amortized loan-to-value, and the ability of the issuers to pay all amounts due in accordance with the contractual terms. Quantitative assessments are based on a discounted cash flow analysis, which includes evaluating the timing and amount of the expected cash flows. If any portion of the decline in fair value is related to credit, then the credit loss is recognized as an allowance for credit loss and the noncredit portion is recognized in other comprehensive income. For securities classified as available-for-sale, both quantitative and qualitative assessments are utilized to determine if a security has a credit loss. Quantitative assessments are based on a discounted cash flow method. Qualitative assessments consider a range of factors including: percent decline in fair value, rating downgrades, subordination, duration, amortized loan-to-value, and the ability of the issuers to pay all amounts due in accordance with the contractual terms. Loans Held for Sale: The Company has elected to account for residential mortgage loans originated as held for sale at fair value. Changes in fair value are measured and recorded in Mortgage Banking Fees in noninterest income each period. The Company designates other loans as held for sale when it has the intent to sell them. These loans are recorded at the lower of cost or estimated fair value on an individual basis. When such loans are transferred to held for sale, any previously recorded allowance for credit losses is reversed into earnings and the loan is recorded at its amortized cost basis. Prior to the transfer, write-downs on the loans are recorded as charge-offs, establishing a new cost basis upon transfer. Loans Held for Investment: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are considered held for investment. Loans originated by Seacoast and held for investment are recognized at the principal amount outstanding, net of unearned income and amounts charged off. Unearned income includes discounts, premiums and deferred loan origination fees reduced by loan origination costs. Unearned income on loans is amortized to interest income over the life of the related loan using the effective interest rate method. Interest income is recognized on an accrual basis. Loans acquired through business acquisitions are recorded at fair value on the acquisition date. Loans that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination are classified as purchased credit deteriorated (“PCD”). Acquired loans that do not meet the definition of PCD are classified by the Company as acquired Non-PCD. Expected credit losses on loans not considered PCD are recognized through the provision for credit losses when the initial allowance is recorded. A loan for which the terms have been modified with principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay or a term extension and for which the borrower is experiencing financial difficulty, is considered to be a troubled borrower modification ("TBM"). Allowance for credit losses on loans: The allowance for credit losses represents management's best estimate of expected credit losses related to the loan portfolio at the balance sheet date. The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount to be collected on loans. Loan balances deemed uncollectible are charged off against the allowance for credit losses and recoveries are credited to the allowance. In order to adjust the allowance to the current estimate of expected credit losses, charges or credits to the provision for credit losses are reflected in the Consolidated Statements of Income. The Company excludes accrued interest on loans from its determination of allowance. Portfolio segments represent the level at which the Company develops and documents its methodology for determining its allowance for credit losses. See Note 4 - Loans, for a description of each of the segments, which are disaggregated by similar risk characteristics such as customer and/or collateral type. The allowance for credit losses is measured on a collective basis when similar risk characteristics exist. Management establishes the allowance using relevant available information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Economic forecast data is sourced from Moody’s Analytics (“Moody’s”), a firm recognized for its research, analysis, and economic forecasts. The forecasts of future economic conditions are over a period that has been deemed reasonable and supportable, and in segments where it can no longer develop reasonable and supportable forecasts, the Company reverts to longer-term historical loss experience to estimate losses over the remaining life of the loans. The forecast may utilize one scenario or a composite of scenarios based on management's judgment and 77 expectations around the current and future macroeconomic outlook. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. In the implementation of CECL at January 1, 2020 and through June 30, 2022, the Company utilized a top-down allowance model based on an analysis of the probability of default (“PD”) and loss given default (“LGD”) to determine an expected loss by loan segment. During the third quarter of 2022, the Company transitioned to a tool that calculates the quantitative portion of expected credit losses at the individual loan level using a discounted cash flow methodology for its commercial loans and using a loss rate methodology for its consumer loans. The Moody's tool being utilized produces more granular results, incorporates more extensive historical loss data, and allows for a more efficient process. This change did not result in a material impact to the Company’s financial statements. Adjustments may be made to baseline reserves based on an assessment of internal and external influences on credit quality not fully reflected in the quantitative components of the allowance model. These influences may include elements such as changes in concentration, macroeconomic conditions, recent observable asset quality trends, staff turnover, regional market conditions, employment levels, model risk, and loan growth. Based upon management's assessments of these factors, the Company may apply qualitative adjustments to the allowance. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. For loans that are individually evaluated, the allowance is determined through review of data specific to the borrower and the related collateral, if any. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. The allowance for PCD loans is determined at the time of acquisition as the estimated expected credit loss of the outstanding balance or par value, based on the methodologies described previously for loans. The allowance recognized at acquisition is added to the acquisition date purchase price to determine the asset’s amortized cost basis. It is the Company's practice to ensure that the charge-off policy aligns with regulatory requirements. Losses on unsecured consumer loans are recognized at 90 days past due. In compliance with Federal Financial Institution Examination Council guidelines, secured consumer loans, including residential real estate, are typically charged off or charged down between 120 and 180 days past due, depending on the collateral type. Commercial loans and real estate loans are typically placed on nonaccrual status when principal or interest is past due for 90 days or more, unless the loan is both secured by collateral having realizable value sufficient to discharge the debt in-full and the loan is in process of collection. Secured loans may be charged down to the estimated value of the collateral with previously accrued unpaid interest reversed against interest income. Subsequent charge-offs may be required as a result of changes in the market value of collateral or other repayment prospects. Initial charge-off amounts are based on valuation estimates derived from appraisals or other market information. Generally, new appraisals are not received until the foreclosure process is completed; however, collateral values are evaluated periodically based on market information and incremental charge-offs are recorded if it is determined that collateral values have declined from their initial estimates. Derivative Instruments and Hedging Activities: The Company enters into derivative contracts, including swaps and floors, to meet the needs of customers who request such services and to manage the Company's exposure to interest rate fluctuations. Derivative contracts are carried at fair value and recorded in the consolidated balance sheet within Other Assets or Other Liabilities. The gain or loss resulting from changes in the fair value of interest rate swaps designated and qualifying as cash flow hedging instruments is initially reported as a component of other comprehensive income and subsequently reclassified into earnings through interest income in the same period in which the hedged transaction affects earnings. The gain or loss resulting from changes in the fair value of interest rate swaps designed as fair value hedges is classified in the statement of income or comprehensive income in the line item associated with the instrument being hedged. The Company discontinues hedge accounting prospectively when it is determined that the derivative contract is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is terminated, management determines that the designation of the derivative as a hedging instrument is no longer appropriate or, for a cash flow hedge, the occurrence of the forecasted transaction is no longer probable. When hedge accounting on a cash flow hedge is discontinued, any subsequent changes in fair value of the derivative are recognized in earnings. The cumulative unrealized gain or loss related to a discontinuing cash flow hedge continues to be reported in Accumulated Other Comprehensive Income (“AOCI”) and is subsequently reclassified into earnings in the same period in which the hedged transactions affects earnings, unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period, in which case the cumulative unrealized gain or loss in AOCI is reclassified into earnings immediately. Cash flows resulting from derivative financial instruments that are accounted for as hedges are classified in the cash flow statement in the same category as the cash flows from the hedged items. 78

See additional disclosures related to derivative instruments and hedging activities in “Note 6 – Derivatives”. Loan Commitments and Letters of Credit: Loan commitments and letters of credit are an off-balance sheet item and represent commitments to make loans or lines of credit available to borrowers. The face amount of these commitments represents an exposure to loss, before considering customer collateral or ability to repay. Such commitments are recognized as loans when funded. The Company estimates a reserve for potential losses on unfunded commitments, which is reported separately from the allowance for credit losses within Other Liabilities. Changes to the allowance for credit losses on unfunded commitments are recorded in noninterest expense on the income statement. The reserve is based upon the same quantitative and qualitative factors applied to the collectively evaluated loan portfolio. Fees on commitments are typically deferred and amortized to interest income over the life of the related loan, beginning with the initial borrowing. Fair Value Measurements: The Company measures or monitors the fair value of many of its assets and liabilities. Certain assets are measured on a recurring basis, including available-for-sale securities, equity securities and derivatives. These assets are carried at fair value on the Company’s balance sheets. Additionally, fair value is measured on a non-recurring basis to evaluate assets or liabilities for impairment. Examples include collateral-dependent loans, other real estate owned, loan servicing rights, and long-lived assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The Company applies the following fair value hierarchy: Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments. Level 2 – Assets and liabilities valued based on observable market data for similar instruments. Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. Certain assets and liabilities are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement. Bank Premises and Equipment: Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Premises and equipment include certain costs associated with the acquisition of leasehold improvements. Depreciation and amortization are recognized principally by the straight-line method, over the estimated useful lives as follows: buildings - 25-40 years, leasehold improvements - 5-25 years, furniture and equipment - 3-12 years. Leasehold improvements amortize over the shorter of the lease term or estimated useful life. Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable. If impaired, the assets are written down to fair value with a corresponding increase to noninterest expense. Other Real Estate Owned: Other real estate owned (“OREO”) consists of real estate taken in foreclosure of defaulted loan balances. These assets are carried at an amount equal to the loan balance prior to foreclosure plus costs incurred for improvements to the property, but no more than the estimated fair value of the property less estimated selling costs. Any valuation adjustments required at the date of transfer are charged to the allowance for credit losses. Subsequently, unrealized losses and realized gains and losses are included in other noninterest expense. Operating results from OREO are recorded in other noninterest expense. OREO may also include bank premises no longer utilized in the course of the Company's business (closed branches) that are initially recorded at the lower of carrying value or fair value, less costs to sell. If the fair value of the premises is less than carrying value, a write down is recorded through noninterest expense. Costs to maintain the property are expensed. Intangible Assets. The Company’s intangible assets consist of goodwill, core deposit intangibles (CDIs), customer relationship intangibles and loan servicing rights. Goodwill results from business combinations and represents the difference between the purchase price and the fair value of net assets acquired. Goodwill may be adjusted for up to one year from the acquisition date in the event new information is obtained which, if known at the date of the acquisition, would have impacted the fair value of 79 the acquired assets and liabilities. Goodwill is considered to have an indefinite useful life and is not amortized, but rather tested for impairment annually in the fourth quarter, or more often if circumstances arise that may indicate risk of impairment. If impaired, goodwill is written down with a corresponding impact to noninterest expense. The Company recognizes CDI that results from either whole bank acquisitions or branch acquisitions. CDI is initially measured at fair value and then amortized over periods ranging from six to eight years generally on an accelerated basis. Customer relationship intangibles are measured at fair value and amortized on a straight-line basis over ten years. The Company evaluates other identifiable intangibles for impairment annually, or more often if circumstances arise that may indicate risk of impairment. If impaired, the intangible asset is written down with a corresponding increase to noninterest expense. Bank Owned Life Insurance (BOLI): The Company, through its subsidiary bank, has purchased or acquired through bank acquisitions, life insurance policies on certain key executives and members of management. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Other Investments: Included in Other Assets are investments in funds generating affordable housing tax credits, and investments in Small Business Investment Companies (“SBICs”), which are privately owned and operated companies licensed by the U.S. Small Business Administration (“SBA”) to invest in small businesses. Investments generating tax credits are accounted for using the proportional amortization method. Under this method, the investor amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits allocated to the investor. The amortization is recorded in income tax expense within the income statement, which is the location the related tax credits are recorded. SBIC investments are held at cost less impairment, if any. Income from SBIC investments is recognized in noninterest income. Seacoast Bank is a member of the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) systems. Members are required to own a certain amount of FHLB and FRB stock based on the level of borrowings and other factors, and may invest in additional amounts. The FHLB and FRB stock are accounted for at cost less impairment, if any. Both cash and stock dividends are recognized in earnings. Leases: Arrangements are analyzed at inception to determine the existence of a lease. Right-of-use assets (ROUAs) represent the right to use the underlying asset and lease liabilities represent the obligation to make lease payments for the lease term. Operating lease ROUAs and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the appropriate term and information available at commencement date in determining the present value of lease payments. The lease term may include options to extend the lease when it is reasonably certain that the option will be exercised. ROUAs and operating lease liabilities are reported in Other Assets and Other Liabilities, respectively, in the Consolidated Balance Sheet. Lease expense for lease payments is recognized on a straight-line basis over the lease term and is classified as Occupancy or Furniture and Equipment expense based on the subject asset. Revenue Recognition: The Company recognizes two types of revenue in its Consolidated Statements of Income, interest income and noninterest income. The Company's principal source of revenue is interest income from loans and securities which is recognized on an accrual basis using the effective interest method. Noninterest income includes revenue from various types of transactions and services provided to customers. The Company recognizes revenue from contracts with customers as performance obligations are satisfied. Performance obligations are typically satisfied in one year or less. Relevant activity includes: • Service Charges on Deposits: Seacoast Bank offers a variety of deposit-related services to its customers through several delivery channels including branch offices, ATMs, telephone, mobile, and internet banking. Transaction-based fees are recognized when services, each of which represents a performance obligation, are satisfied. Service fees may be assessed monthly, quarterly, or annually; however, the account agreements to which these fees relate can be canceled at any time by Seacoast and/or the customer. Therefore, the contract term is considered a single day (a day- to-day contract). • Wealth Management Income: The Company earns trust fees from fiduciary services provided to trust customers, which include custody of assets, recordkeeping, collection and distribution of funds. Fees are earned over time and accrued monthly as the Company provides services, and are generally assessed based on the market value of the trust assets under management at a particular date or over a particular period. The Company also earns commissions and fees from investment brokerage services provided to its customers through an arrangement with a third-party service provider. Commissions received from the third-party service provider are recorded monthly and are based upon customer activity. Fees are earned over time and accrued monthly as services are provided. The Company acts as an agent in this arrangement and therefore presents the brokerage commissions and fees net of related costs. 80

• Interchange Income: Fees earned on card transactions depend upon the volume of activity, as well as the fees permitted by the payment network. Such fees are recognized by the Company upon fulfilling its performance obligation to approve the card transaction. • Insurance Agency Income: Insurance commissions are earned upon the sale of insurance products as agent and are paid by the insurance companies upon the completion of application requirements and receipt of client payment to the insurance company. The commissions are recognized upon the placement date of the insurance policies, representing the Company’s related performance obligations. Commission payment is normally received within the policy period. Treasury Stock and Share Repurchases: The Company's repurchases of shares of its common stock are recorded at cost as additional paid-in capital and result in a reduction of shareholders' equity. Shares repurchased in 2023 pursuant to the Company's share repurchase program were immediately retired, and therefore were not included in treasury stock. Activity in treasury stock represents shares traded to offset employee payroll taxes on vested shares. Shares held in treasury are also used for employee share purchases through the Company's employee stock purchase plan. Stock-Based Compensation: The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with market assumptions. The fair value is amortized on a straight-line basis over the vesting period, generally five years. For restricted stock awards, which generally vest based on continued service with the Company, the deferred compensation is measured as the fair value of the shares on the date of grant, and the deferred compensation is amortized as salaries and wages expense in accordance with the applicable vesting schedule, generally straight-line over three years. Some award shares vest based upon the Company achieving certain performance goals and the amortization expense recorded within salaries and wages is based on an estimate of the most likely results on a straight line basis. The Company accounts for forfeitures as they occur. Income Taxes: Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases and are measured using the enacted tax rates and laws that are in effect. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in rates is recognized as income or expense in the period in which the change occurs. Recently Adopted Accounting Standards On January 1, 2023, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2022-02, “Troubled Debt Restructurings and Vintage Disclosures.” ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings (“TDRs”) in ASC 310-40, Receivables – Troubled Debt Restructurings by Creditors, and introduces new disclosures related to modifications with borrowers that are experiencing financial difficulties. ASU 2022-02 also requires the disclosure of current-period gross write-offs by year of origination for financing receivables held at amortized cost. Upon adoption, the Company eliminated the separate credit loss estimation process for loans classified as TDRs. The adoption did not have a material impact to the consolidated financial statements. For additional information on the loans modified for borrowers in financial difficulty and for the disclosure of current-period gross write-offs by year of origination, see “Note 4 – Loans.” On January 1, 2023, the Company adopted FASB ASU 2022-01, “Fair Value Hedging - Portfolio Layer Method.” ASU 2022-01 permits the designation of multiple hedging relationships on a single closed portfolio. The guidance also expands the scope of the portfolio layer method to include non-prepayable assets, specifies eligible hedging instruments in a single-layer hedge, and provides additional guidance on the accounting for and disclosure of hedge basis adjustments under the portfolio layer method. The adoption did not have a material impact to the consolidated financial statements. For additional information on fair value hedges, see “Note 6 – Derivatives.” Issued Accounting Standards In November 2023, the FASB issued ASU 2023-07, "Improvements to Reportable Segment Disclosures." ASU 2023-07 requires disclosure of significant segment expenses and other segment items on an interim and annual basis. The standard is effective for fiscal years beginning after December 15, 2023 and for interim periods beginning after December 15, 2024. The Company is evaluating the impact of the changes to its existing disclosures. In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures." ASU 2023-09 requires disclosure of specific categories in the income tax rate reconciliation and requires additional information for reconciling items that meet a quantitative threshold. The standard requires an annual disclosure of income taxes paid, net of refunds received, 81 disaggregated by federal, state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. The standard is effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company does not expect the adoption of the standard to have a material impact to its disclosures. Note 2 - Earnings Per Share Basic earnings per share are computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are based on the weighted-average number of common shares outstanding during each period, plus common share equivalents, calculated for share-based awards outstanding using the treasury stock method. In 2023 and 2022, options to purchase 344,230 and 1,505 shares of the Company's common stock, respectively, were antidilutive and accordingly were excluded in determining diluted earnings per share. In 2021, no options were antidilutive. For the Year Ended December 31, (In thousands, except per share data) 2023 2022 2021 Basic earnings per share Net Income $ 104,033 $ 106,507 $ 124,403 Total weighted average common stock outstanding 83,800 63,707 56,586 Net income per share $ 1.24 $ 1.67 $ 2.20 Diluted earnings per share Net Income $ 104,033 $ 106,507 $ 124,403 Total weighted average common stock outstanding 83,800 63,707 56,586 Add: Dilutive effect of share-based awards outstanding 529 557 502 Total weighted average diluted stock outstanding 84,329 64,264 57,088 Net income per share $ 1.23 $ 1.66 $ 2.18 Net income has not been allocated to unvested restricted stock awards that are participating securities because the amounts that would be allocated are not material to net income per share of common stock. Unvested restricted stock awards that are participating securities represent less than one percent of all of the outstanding shares of common stock for each of the periods presented. Note 3 - Securities The amortized cost, gross unrealized gains and losses and fair value of AFS and HTM securities at December 31, 2023 and December 31, 2022 are summarized as follows: 82

December 31, 2023 (In thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value Available-for-Sale Debt Securities U.S. Treasury securities and obligations of U.S. government agencies $ 37,718 $ 205 $ (478) $ 37,445 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 1,152,753 780 (184,152) 969,381 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 385,013 2,824 (19,565) 368,272 Private mortgage-backed securities and collateralized mortgage obligations 135,878 36 (10,911) 125,003 Collateralized loan obligations 300,855 11 (1,411) 299,455 Obligations of state and political subdivisions 10,486 — (1,096) 9,390 Other debt securities 26,599 576 (101) 27,074 Totals $ 2,049,302 $ 4,432 $ (217,714) $ 1,836,020 Held-to-Maturity Debt Securities Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities $ 590,676 $ — $ (111,746) $ 478,930 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 89,637 — (10,208) 79,429 Totals $ 680,313 $ — $ (121,954) $ 558,359 83

December 31, 2022 (In thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value Available-for-Sale Debt Securities U.S. Treasury securities and obligations of U.S. government agencies $ 13,813 $ 173 $ (339) $ 13,647 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 1,170,062 539 (196,272) 974,329 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 391,135 — (26,811) 364,324 Private mortgage-backed securities and collateralized mortgage obligations 179,148 70 (12,831) 166,387 Collateralized loan obligations 313,155 — (10,251) 302,904 Obligations of state and political subdivisions 29,350 122 (1,731) 27,741 Other debt securities 22,640 197 (427) 22,410 Totals $ 2,119,303 $ 1,101 $ (248,662) $ 1,871,742 Held-to-Maturity Debt Securities Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities $ 634,300 $ 64 $ (116,711) $ 517,653 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 113,108 — (13,020) 100,088 Totals $ 747,408 $ 64 $ (129,731) $ 617,741 During the year ended December 31, 2023, debt securities with a fair value of $113.4 million were sold, with gross gains of $25 thousand and gross losses of $3.0 million. During 2022, debt securities with a fair value of $515.2 million obtained in bank acquisitions were sold. No gain or loss was recognized on these sales, and there were no other sales of securities in 2022. Debt securities with a fair value of $102.1 million were sold during 2021, with gross gains of $0.3 million and gross losses of $0.6 million. Also included in “Securities losses, net” is an increase of $42 thousand in 2023, and decreases of $1.1 million and $0.2 million in 2022 and 2021, respectively, in the value of investments in mutual funds that invest in CRA-qualified debt securities. At December 31, 2023, debt securities with a fair value of $1.7 billion were pledged primarily as collateral for public deposits and secured borrowings. The amortized cost and fair value of securities at December 31, 2023, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because prepayments of the underlying collateral for these securities may occur, due to the right to call or repay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately. 84

(In thousands)	Held-to-Maturity Amortized Cost	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Fair Value
Due in less than one year	$ —	$ —	$ 4,537	$ 4,504
Due after one year through five years	—	—	6,066	6,069
Due after five years through ten years	—	—	9,465	9,362
Due after ten years	—	—	28,136	26,900
	$ —	$ —	$ 48,204	$ 46,835
Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	$ 590,676	$ 478,930	$ 1,152,753	$ 969,381
Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	89,637	79,429	385,013	368,272
Private mortgage-backed securities and collateralized mortgage obligations	—	—	135,878	125,003
Collateralized loan obligations	—	—	300,855	299,455
Other debt securities	—	—	26,599	27,074
Totals	$ 680,313	$ 558,359	$ 2,049,302	$ 1,836,020

The estimated fair value of a security is determined based on market quotations when available or, if not available, by using quoted market prices for similar securities, pricing models or discounted cash flows analyses, or using observable market data. The tables below indicate the fair value of available-for-sale debt securities with unrealized losses for which no allowance for credit losses has been recorded.

	December 31, 2023					
	Less than 12 months		12 months or longer		Total[1]	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ 24,933	$ (143)	$ 3,594	$ (335)	$ 28,527	$ (478)
Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	91,867	(9,320)	826,324	(174,832)	918,191	(184,152)
Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	24,251	(1,270)	262,666	(18,295)	286,917	(19,565)
Private mortgage-backed securities and collateralized mortgage obligations	3,945	(69)	119,475	(10,842)	123,420	(10,911)
Collateralized loan obligations	60,087	(223)	232,545	(1,188)	292,632	(1,411)
Obligations of state and political subdivisions	326	(2)	9,064	(1,094)	9,390	(1,096)
Other debt securities	10,579	(101)	—	—	10,579	(101)
Totals	$ 215,988	$ (11,128)	$ 1,453,668	$ (206,586)	$ 1,669,656	$ (217,714)

[1]Comprised of 504 individual securities

85

(In thousands)	December 31, 2022					
	Less than 12 months		12 months or longer		Total[1]	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ 3,788	$ (328)	$ 249	$ (11)	$ 4,037	$ (339)
Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	304,732	(33,401)	645,115	(162,870)	949,847	(196,271)
Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	341,920	(21,555)	22,404	(5,257)	364,324	(26,812)
Private mortgage-backed securities and collateralized mortgage obligations	130,488	(8,255)	25,234	(4,576)	155,722	(12,831)
Collateralized loan obligations	242,370	(8,343)	60,534	(1,908)	302,904	(10,251)
Obligations of state and political subdivisions	23,804	(1,656)	425	(75)	24,229	(1,731)
Other debt securities	11,459	(427)	—	—	11,459	(427)
Totals	$ 1,058,561	$ (73,965)	$ 753,961	$ (174,697)	$ 1,812,522	$ (248,662)

[1]*Comprised of 420 individual securities*

At December 31, 2023, the Company had unrealized losses of $203.7 million on commercial and residential mortgage-backed securities and collateralized mortgage obligations issued by government-sponsored entities having a fair value of $1.2 billion. These securities are either explicitly or implicitly guaranteed by the U.S. government and have a long history of no credit losses. The implied government guarantee of principal and interest payments and the high credit rating of the portfolio provide sufficient basis for the current expectation that there is no risk of loss if default were to occur. Based on the assessment, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movements and not changes in credit quality, and expects to recover the entire amortized cost basis of these securities. Therefore, at December 31, 2023, no allowance for credit losses has been recorded.

At December 31, 2023, the Company had $10.9 million of unrealized losses on private label residential and commercial mortgage-backed securities and collateralized mortgage obligations having a fair value of $123.4 million. The securities have average credit support of 23%. Based on the evaluation of available information relevant to collectibility, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movements and not changes in credit quality and expects to recover the entire amortized cost basis of these securities. Therefore, at December 31, 2023, no allowance for credit losses has been recorded.

At December 31, 2023, the Company had $1.4 million of unrealized losses in floating rate collateralized loan obligations ("CLOs") having a fair value of $292.6 million. CLOs are special purpose vehicles and those in which the Company has invested are nearly all first-lien, broadly syndicated corporate loans across a diversified band of industries while providing support to senior tranche investors. As of December 31, 2023, all positions held by the Company are in AAA and AA tranches, with average credit support of 35% and 26% respectively. The Company evaluates the securities for potential credit losses by modeling expected loan-level defaults, recoveries, and prepayments for each CLO security. Based on the evaluation of available information relevant to collectibility, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movement and not changes in credit quality, and expects to recover the entire amortized cost basis of these securities. Therefore, at December 31, 2023, no allowance for credit losses has been recorded.

At December 31, 2023, the Company had $1.1 million of unrealized losses on municipal securities having a fair value of $9.4 million. These securities are highly rated issuances of state or local municipalities, all of which are continuing to make timely contractual payments. Based on the evaluation of available information relevant to collectibility, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movements and not changes in credit quality, and expects to recover the entire amortized cost basis of these securities. As a result, as of December 31, 2023, no allowance for credit losses has been recorded.

All HTM debt securities are issued by government-sponsored entities, which are either explicitly or implicitly guaranteed by the U.S. government and have a long history of no credit losses. While the potential for default on these securities may be

86

something greater than zero, the long history with no credit losses, the implied government guarantee of principal and interest payments and the high credit rating of the HTM portfolio provide sufficient basis for the current expectation that there is no risk of loss if default were to occur. As a result, as of December 31, 2023, no allowance for credit losses has been recorded. The Company has the intent and ability to hold these securities until maturity. Included in Other Assets at December 31, 2023, is $67.7 million of Federal Home Loan Bank and Federal Reserve Bank stock stated at par value. The Company has not identified events or changes in circumstances which may have a significant adverse effect on the fair value of these cost method investment securities. Accrued interest receivable on AFS and HTM debt securities of $7.9 million and $1.1 million, respectively, at December 31, 2023, and $7.0 million and $1.3 million, respectively, at December 31, 2022, is included in Other Assets. Also included in Other Assets are investments in CRA-qualified mutual funds carried at fair value of $13.6 million and $8.2 million at December 31, 2023 and December 31, 2022, respectively. At December 31, 2023, the Company held 11,330 shares of Visa Class B stock. The ownership of Visa stock was related to prior ownership in Visa's network while Visa operated as a cooperative, and was recorded on the Company's financial records at a zero basis. In January of 2024, the Company sold all of its Visa Class B stock, receiving net proceeds of $4.1 million. Note 4 - Loans Loans held for investment are categorized into the following segments: • Construction and land development: Loans are extended to both commercial and consumer customers which are collateralized by and for the purpose of funding land development and construction projects, including 1-4 family residential construction, multi-family property and non-farm residential property where the primary source of repayment is from proceeds of the sale, refinancing or permanent financing of the property. • Commercial real estate - owner-occupied: Loans are extended to commercial customers for the purpose of acquiring real estate to be occupied by the borrower's business. These loans are collateralized by the subject property and the repayment of these loans is largely dependent on the performance of the company occupying the property. • Commercial real estate - non owner-occupied: Loans are extended to commercial customers for the purpose of acquiring commercial property where occupancy by the borrower is not their primary intent. These loans are viewed primarily as cash flow loans, collateralized by the subject property, and the repayment of these loans is largely dependent on rental income from the successful operation of the property. • Residential real estate: Loans are extended to consumer customers and collateralized primarily by 1-4 family residential properties and include fixed and variable rate mortgages, home equity mortgages, and home equity lines of credit. Loans are primarily written based on conventional loan agency guidelines, including loans that exceed agency value limitations. Sources of repayment are largely dependent on the occupant of the residential property. • Commercial and financial: Loans are extended to commercial customers. The purpose of the loans can be working capital, physical asset expansion, asset acquisition or other business purposes. Loans may be collateralized by assets owned by the borrower or the borrower's business. Commercial loans are based primarily on the historical and projected cash flow of the borrower's business and secondarily on the capacity of credit enhancements, guarantees and underlying collateral provided by the borrower. • Consumer: Loans are extended to consumer customers. The segment includes both installment loans and lines of credit which may be collateralized or non-collateralized. 87

The following tables present net loan balances by segment as of: December 31, 2023 (In thousands) Portfolio Loans Acquired Non-PCD Loans PCD Loans Total Construction and land development $ 519,426 $ 247,654 $ 542 $ 767,622 Commercial real estate - owner occupied 1,079,633 552,627 38,021 1,670,281 Commercial real estate - non-owner occupied 1,844,588 1,323,222 152,080 3,319,890 Residential real estate 1,714,748 710,129 20,815 2,445,692 Commercial and financial 1,237,090 318,683 52,115 1,607,888 Consumer 175,969 74,854 744 251,567 Totals $ 6,571,454 $ 3,227,169 $ 264,317 $ 10,062,940 December 31, 2022 (In thousands) Portfolio Loans Acquired Non-PCD Loans PCD Loans Total Construction and land development $ 364,900 $ 201,333 $ 21,100 $ 587,332 Commercial real estate - owner occupied 995,154 451,202 31,946 1,478,302 Commercial real estate - non-owner occupied 1,695,411 767,138 127,225 2,589,774 Residential real estate 1,558,643 271,378 19,482 1,849,503 Commercial and financial 1,152,747 185,240 15,238 1,353,225 Consumer 177,338 89,458 19,791 286,587 Totals $ 5,944,193 $ 1,965,749 $ 234,782 $ 8,144,724 The amortized cost basis of loans at December 31, 2023 and 2022 included net deferred costs of $43.1 million and $35.1 million, respectively. At December 31, 2023, the remaining fair value adjustments on acquired loans were $174.0 million, or 4.8% of the outstanding acquired loan balances, compared to $97.7 million, or 4.3% of the acquired loan balances at December 31, 2022. The discount is accreted into interest income over the remaining lives of the related loans on a level yield basis. Accrued interest receivable is included within Other Assets and was $39.4 million and $28.2 million at December 31, 2023 and 2022, respectively. Loans to directors and executive officers totaled $0.3 million and $0.4 million at December 31, 2023 and 2022, respectively. No new loans were originated to officers or directors in 2023. 88

The following table presents the status of net loan balances as of December 31, 2023 and December 31, 2022.

	December 31, 2023					
(In thousands)	Current	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater Than 90 Days	Nonaccrual	Total
Portfolio Loans						
Construction and land development	$ 519,383	$ 19	$ —	$ —	$ 24	$ 519,426
Commercial real estate - owner occupied	1,078,732	—	—	—	901	1,079,633
Commercial real estate - non-owner occupied	1,840,485	$ 685	—	—	3,418	1,844,588
Residential real estate	1,701,862	4,373	1,515	169	6,829	1,714,748
Commercial and financial	1,221,941	1,372	145	50	13,582	1,237,090
Consumer	174,798	763	290	—	118	175,969
Total Portfolio Loans	$ 6,537,201	$ 7,212	$ 1,950	$ 219	$ 24,872	$ 6,571,454
Acquired Non-PCD Loans						
Construction and land development	$ 245,674	$ 891	$ 289	$ —	$ 800	$ 247,654
Commercial real estate - owner occupied	545,374	1,691	133	—	5,429	552,627
Commercial real estate - non-owner occupied	1,310,100	11,577	—	—	1,545	1,323,222
Residential real estate	704,417	2,586	888	153	2,085	710,129
Commercial and financial	315,229	50	36	35	3,333	318,683
Consumer	71,986	568	618	618	1,064	74,854
Total Acquired Non-PCD Loans	$ 3,192,780	$ 17,363	$ 1,964	$ 806	$ 14,256	$ 3,227,169
PCD Loans						
Construction and land development	$ 442	$ 100	$ —	$ —	$ —	$ 542
Commercial real estate - owner occupied	34,667	—	—	—	3,354	38,021
Commercial real estate - non-owner occupied	148,308	—	—	—	3,772	152,080
Residential real estate	18,923	497	169	154	1,072	20,815
Commercial and financial	34,337	—	—	—	17,778	52,115
Consumer	651	85	8	—	—	744
Total PCD Loans	$ 237,328	$ 682	$ 177	$ 154	$ 25,976	$ 264,317
Total Loans	$ 9,967,309	$ 25,257	$ 4,091	$ 1,179	$ 65,104	$ 10,062,940

89

(In thousands)	December 31, 2022 Current	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater Than 90 Days	Nonaccrual	Total
Portfolio Loans						
Construction and land development	$ 364,841	$ —	$ —	$ —	$ 59	$ 364,900
Commercial real estate - owner occupied	993,690	—	67	440	957	995,154
Commercial real estate - non-owner occupied	1,695,381	—	—	—	30	1,695,411
Residential real estate	1,550,040	1,172	147	—	7,284	1,558,643
Commercial and financial	1,143,635	1,065	476	342	7,229	1,152,747
Consumer	176,444	550	252	1	91	177,338
Total Portfolio Loans	$ 5,924,031	$ 2,787	$ 942	$ 783	$ 15,650	$ 5,944,193
Acquired Non-PCD Loans						
Construction and land development	$ 201,263	$ —	$ —	$ —	$ 70	$ 201,333
Commercial real estate - owner occupied	450,109	796	297	—	—	451,202
Commercial real estate - non-owner occupied	765,633	162	—	—	1,343	767,138
Residential real estate	270,215	577	—	—	586	271,378
Commercial and financial	183,953	790	87	—	410	185,240
Consumer	87,317	779	616	525	221	89,458
Total Acquired Non-PCD Loans	$ 1,958,490	$ 3,104	$ 1,000	$ 525	$ 2,630	$ 1,965,749
PCD Loans						
Construction and land development	$ 20,680	$ —	$ —	$ —	$ 420	$ 21,100
Commercial real estate - owner occupied	30,517	23	23	—	1,383	31,946
Commercial real estate - non-owner occupied	124,115	—	—	—	3,110	127,225
Residential real estate	17,885	10	—	—	1,587	19,482
Commercial and financial	11,201	4	—	—	4,033	15,238
Consumer	17,884	1,001	336	540	30	19,791
Total PCD Loans	$ 222,282	$ 1,038	$ 359	$ 540	$ 10,563	$ 234,782
Total Loans	$ 8,104,803	$ 6,929	$ 2,301	$ 1,848	$ 28,843	$ 8,144,724

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All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest subsequently received on such loans is accounted for under the cost-recovery method, whereby interest income is not recognized until the loan balance is reduced to zero. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, and future payments are reasonably assured. The Company recognized $0.5 million, $1.6 million, and $1.2 million in interest income on nonaccrual loans during the years ended December 31, 2023, 2022, and 2021, respectively. The following tables present net balances of loans on nonaccrual status and the related allowance for credit losses, if any, as of: December 31, 2023 (In thousands) Nonaccrual Loans With No Related Allowance Nonaccrual Loans With an Allowance Total Nonaccrual Loans Construction and land development $ — $ 824 $ 824 Commercial real estate - owner-occupied 4,859 4,825 9,684 Commercial real estate - non-owner occupied 3,938 4,797 8,735 Residential real estate 1,792 8,194 9,986 Commercial and financial 4,868 29,825 34,693 Consumer — 1,182 1,182 Totals $ 15,457 $ 49,647 $ 65,104 December 31, 2022 (In thousands) Nonaccrual Loans With No Related Allowance Nonaccrual Loans With an Allowance Total Nonaccrual Loans Construction and land development $ 615 $ — $ 615 Commercial real estate - owner-occupied 957 1,641 2,597 Commercial real estate - non-owner occupied 3,347 837 4,184 Residential real estate 8,072 1,036 9,109 Commercial and financial 4,724 6,891 11,615 Consumer 40 683 723 Totals $ 17,755 $ 11,088 $ 28,843 91

Credit Quality Evaluation The Company utilizes an internal asset classification system as a means of identifying problem and potential problem loans. The following classifications are used to categorize loans under the internal classification system: • Pass: Loans that are not problem loans or potential problem loans are considered to be pass-rated. • Special Mention: Loans that do not currently expose the Company to sufficient risk to warrant classification in the Substandard or Doubtful categories, but possess weaknesses that deserve management’s close attention are deemed to be Special Mention. • Substandard: Loans with the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. • Substandard Impaired: Loans typically placed on nonaccrual and considered to be collateral-dependent. • Doubtful: Loans that have all the weaknesses inherent in those classified Substandard with the added characteristic that the weakness present makes collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The principal balance of loans classified as doubtful is likely to be charged off. 92

The following tables present the risk rating of loans and gross charge-offs by year of origination as of:

	December 31, 2023							
(In thousands)	2023	2022	2021	2020	2019	Prior	Revolving	Total
Construction and Land Development								
Risk Ratings:								
Pass	$ 80,750	$ 295,043	$ 107,158	$ 20,199	$ 21,942	$ 28,902	$ 210,716	$ 764,710
Special Mention	—	1,407	—	—	—	393	289	2,089
Substandard	—	—	—	—	—	499	324	823
Substandard Impaired	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	$ 80,750	$ 296,450	$ 107,158	$ 20,199	$ 21,942	$ 29,794	$ 211,329	$ 767,622
Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate - owner occupied								
Risk Ratings:								
Pass	$ 145,642	$ 272,384	$ 281,870	$ 165,475	$ 171,897	$ 551,177	$ 36,952	$ 1,625,397
Special Mention	—	159	1,335	—	524	9,122	1	11,141
Substandard	—	5,176	1,041	6,342	7,113	4,387	—	24,059
Substandard Impaired	—	848	16	649	3	8,104	64	9,684
Doubtful	—	—	—	—	—	—	—	—
Total	$ 145,642	$ 278,567	$ 284,262	$ 172,466	$ 179,537	$ 572,790	$ 37,017	$ 1,670,281
Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate - non-owner occupied								
Risk Ratings:								
Pass	$ 234,226	$ 784,525	$ 657,499	$ 288,747	$ 397,031	$ 841,062	$ 25,954	$ 3,229,044
Special Mention	—	29,381	2,092	2,964	—	12,120	—	46,557
Substandard	—	685	8,723	8,332	8,578	8,985	250	35,553
Substandard Impaired	—	—	—	1,066	1,849	5,821	—	8,736
Doubtful	—	—	—	—	—	—	—	—
Total	$ 234,226	$ 814,591	$ 668,314	$ 301,109	$ 407,458	$ 867,988	$ 26,204	$ 3,319,890
Gross Charge-Offs	$ —	$ —	$ 11	$ —	$ —	$ —	$ 109	$ 120
Residential real estate								
Risk Ratings:								
Pass	177,000	450,366	649,086	160,889	95,288	413,719	479,047	2,425,395
Special Mention	208	—	—	—	58	482	4,004	4,752
Substandard	—	—	—	—	—	—	1,824	1,824
Substandard Impaired	95	—	919	123	314	8,960	3,310	13,721
Doubtful	—	—	—	—	—	—	—	—
Total	$ 177,303	$ 450,366	$ 650,005	$ 161,012	$ 95,660	$ 423,161	$ 488,185	$ 2,445,692
Gross Charge-Offs	$ —	$ —	$ —	$ 44	$ —	$ 159	$ 153	$ 356

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(In thousands)	December 31, 2023							
	2023	2022	2021	2020	2019	Prior	Revolving	Total
Commercial and financial								
Risk Ratings:								
Pass	$ 315,560	$ 336,071	$ 333,113	$ 127,069	$ 66,165	$ 89,002	$ 269,108	$ 1,536,088
Special Mention	136	2,167	1,064	1,005	503	1,103	2,191	8,169
Substandard	—	9,136	10,810	804	1,002	3,340	3,847	28,939
Substandard Impaired	—	9,422	10,833	576	4,887	8,502	114	34,334
Doubtful	—	—	—	—	—	358	—	358
Total	$ 315,696	$ 356,796	$ 355,820	$ 129,454	$ 72,557	$ 102,305	$ 275,260	$ 1,607,888
Gross Charge-Offs	$ 1,198	$ 117	$ 659	$ 3,007	$ 582	$ 12,584	$ 418	$ 18,565
Consumer								
Risk Ratings:								
Pass	20,557	66,699	45,534	19,747	20,300	19,080	56,473	248,390
Special Mention	5	334	279	77	5	194	65	959
Substandard	—	—	—	—	—	—	—	—
Substandard Impaired	66	930	891	103	51	177	—	2,218
Doubtful	—	—	—	—	—	—	—	—
Total	$ 20,628	$ 67,963	$ 46,704	$ 19,927	$ 20,356	$ 19,451	$ 56,538	$ 251,567
Gross Charge-Offs	$ 74	$ 1,910	$ 2,218	$ 362	$ 263	$ 666	$ 261	$ 5,754
Consolidated								
Total	$ 974,245	$ 2,264,733	$ 2,112,263	$ 804,167	$ 797,510	$ 2,015,489	$ 1,094,533	$ 10,062,940
Gross Charge-Offs	$ 1,272	$ 2,027	$ 2,888	$ 3,413	$ 845	$ 13,409	$ 941	$ 24,795

(In thousands)	December 31, 2022							
	2022	2021	2020	2019	2018	Prior	Revolving	Total
Construction and Land Development								
Risk Ratings:								
Pass	$ 223,204	$ 209,738	$ 18,239	$ 24,600	$ 12,783	$ 19,022	$ 50,960	$ 558,546
Special Mention	14,523	452	—	3,153	—	—	15	18,143
Substandard	—	9,227	—	—	959	—	—	10,186
Substandard Impaired	—	52	—	—	—	405	—	457
Doubtful	—	—	—	—	—	—	—	—
Total	$ 237,727	$ 219,469	$ 18,239	$ 27,753	$ 13,742	$ 19,427	$ 50,975	$ 587,332
Commercial real estate - owner occupied								
Risk Ratings:								
Pass	$ 215,453	$ 251,638	$ 180,081	$ 185,286	$ 121,568	$ 467,963	$ 32,253	$ 1,454,242
Special Mention	694	—	2,363	4,403	2,548	2,869	—	12,877
Substandard	—	—	667	2,625	573	4,444	—	8,309
Substandard Impaired	—	—	—	311	294	2,269	—	2,874
Doubtful	—	—	—	—	—	—	—	—
Total	$ 216,147	$ 251,638	$ 183,111	$ 192,625	$ 124,983	$ 477,545	$ 32,253	$ 1,478,302
Commercial real estate - non-owner occupied								
Risk Ratings:								
Pass	$ 593,364	$ 530,462	$ 231,693	$ 331,173	$ 228,077	$ 575,656	$ 35,326	$ 2,525,751

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Special Mention	—	16,257	735	5,438	—	4,975	—	27,405
Substandard	—	192	19,315	—	5,515	7,412	—	32,434
Substandard Impaired	—	—	1,044	1,849	30	1,261	—	4,184
Doubtful	—	—	—	—	—	—	—	—
Total	$ 593,364	$ 546,911	$ 252,787	$ 338,460	$ 233,622	$ 589,304	$ 35,326	$ 2,589,774
Residential real estate								
Risk Ratings:								
Pass	$ 270,054	$ 552,950	$ 121,879	$ 77,100	$ 97,900	$ 292,867	$ 423,764	$ 1,836,514
Special Mention	—	—	50	—	25	269	884	1,228
Substandard	—	—	—	—	—	343	85	428
Substandard Impaired	—	—	133	32	83	9,515	1,570	11,333
Doubtful	—	—	—	—	—	—	—	—
Total	$ 270,054	$ 552,950	$ 122,062	$ 77,132	$ 98,008	$ 302,994	$ 426,303	$ 1,849,503
Commercial and financial								
Risk Ratings:								
Pass	$ 359,833	$ 323,014	$ 142,332	$ 77,562	$ 57,924	$ 58,648	$ 292,818	$ 1,312,131
Special Mention	1,244	423	106	474	195	259	2,998	5,699
Substandard	—	67	942	6,304	1,603	1,683	13,114	23,713
Substandard Impaired	5	58	5,109	147	3,642	2,545	176	11,682
Doubtful	—	—	—	—	—	—	—	—
Total	$ 361,082	$ 323,562	$ 148,489	$ 84,487	$ 63,364	$ 63,135	$ 309,106	$ 1,353,225
Consumer								
Risk Ratings:								
Pass	$ 93,012	$ 77,889	$ 27,982	$ 28,772	$ 11,690	$ 16,480	$ 29,725	$ 285,550
Special Mention	—	—	—	250	2	134	30	416
Substandard	—	—	11	—	—	191	—	202
Substandard Impaired	—	—	18	55	36	103	207	419
Doubtful	—	—	—	—	—	—	—	—
Total	$ 93,012	$ 77,889	$ 28,011	$ 29,077	$ 11,728	$ 16,908	$ 29,962	$ 286,587
Consolidated								
Total	$ 1,771,386	$ 1,972,420	$ 752,699	$ 749,534	$ 545,447	$ 1,469,313	$ 883,925	$ 8,144,724

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Troubled Borrower Modifications

The following table presents the amortized cost of troubled borrower modification (TBM) loans that were modified during the year ended December 31, 2023.

	December 31, 2023	
(In thousands)	**Term Extension and/ or Payment Delay[1]**	**% of Total Class of Loans**
Residential real estate	818	0.03 %
Commercial and financial	12,711	0.79 %
Consumer	3,988	1.59 %
Totals	$ 17,517	0.17 %

[1] *At December 31, 2023, there were no unfunded lending related commitments associated with TBMs.*

	December 31, 2023					
(In thousands)	**Current**	**Accruing 30-59 Days Past Due**	**Accruing 60-89 Days Past Due**	**Accruing Greater Than 90 Days**	**Nonaccrual**	**Total**
Residential real estate	596	—	—	—	222	818
Commercial and financial	244	—	—	—	12,467	12,711
Consumer	3,166	211	156	143	312	3,988
Totals	$ 4,006	$ 211	$ 156	$ 143	$ 13,001	$ 17,517

During the year ending December 31, 2023, there were no subsequent defaults of TBMs.

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Note 5 - Allowance for Credit Losses

Activity in the allowance for credit losses is summarized as follows:

	For the Year Ended December 31, 2023					
(In thousands)	Beginning Balance	Initial Allowance on PCD Loans Acquired During the Period	Provision for Credit Losses	Charge-Offs	Recoveries	Ending Balance
Construction and land development	$ 6,464	$ 5	$ 2,160	$ —	$ 8	$ 8,637
Commercial real estate - owner occupied	6,051	139	(663)	—	2	5,529
Commercial real estate - non-owner occupied	43,258	647	4,315	(120)	188	48,288
Residential real estate	29,605	400	8,858	(356)	509	39,016
Commercial and financial	15,648	17,527	17,644	(18,565)	2,089	34,343
Consumer	12,869	161	5,204	(5,754)	638	13,118
Total	$ 113,895	$ 18,879	$ 37,518	$ (24,795)	$ 3,434	$ 148,931

	For the Year Ended December 31, 2022						
(In thousands)	Beginning Balance	Initial Allowance on PCD Loans Acquired During the Period	Provision for Credit Losses	Charge-Offs	Recoveries	TDR Allowance Adjustments	Ending Balance
Construction and land development	$ 2,751	$ 518	$ 3,127	$ —	$ 68	$ —	$ 6,464
Commercial real estate - owner occupied	8,579	38	(2,566)	—	—	—	6,051
Commercial real estate - non-owner occupied	36,617	880	5,871	(179)	69	—	43,258
Residential real estate	12,811	229	16,284	(84)	393	(28)	29,605
Commercial and financial	19,744	1,699	(5,367)	(1,233)	807	(2)	15,648
Consumer	2,813	1,911	8,834	(1,415)	733	(7)	12,869
Total	$ 83,315	$ 5,275	$ 26,183	$ (2,911)	$ 2,070	$ (37)	$ 113,895

	For the Year Ended December 31, 2021						
(In thousands)	Beginning Balance	Initial Allowance on PCD Loans Acquired During the Period	Provision for Credit Losses	Charge-Offs	Recoveries	TDR Allowance Adjustments	Ending Balance
Construction and land development	$ 4,920	$ —	$ (2,300)	$ —	$ 133	$ (2)	$ 2,751
Commercial real estate - owner occupied	9,868	—	(1,289)	—	—	—	8,579
Commercial real estate - non-owner occupied	38,266	1,327	(1,664)	(1,327)	15	—	36,617
Residential real estate	17,500	—	(5,822)	(57)	1,196	(6)	12,811
Commercial and financial	18,690	1,719	2,292	(3,987)	1,030	—	19,744
Consumer	3,489	—	(638)	(727)	697	(8)	2,813
Total	$ 92,733	$ 3,046	$ (9,421)	$ (6,098)	$ 3,071	$ (16)	$ 83,315

As of December 31, 2023 and 2022, the Company utilized a blend of Moody's most recent "U.S. Macroeconomic Outlook Baseline" and "Alternative Scenario 3 - Downside - 90th Percentile" scenarios and considered the uncertainty associated with the assumptions in both scenarios, including for the 2023 analysis, the actions taken by the FRB with regard to monetary policy

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and interest rates and the potential impact of those actions, the conflicts in the Middle East and Russia-Ukraine and the magnitude of the resulting market disruption, and the potential impact of persistent high inflation on economic growth. Outcomes in any or all of these factors could differ from the scenarios identified above, and the Company incorporated qualitative considerations reflecting the risk of uncertain economic conditions, and for additional dimensions of risk that may not be captured in the quantitative model. The following section discusses changes in the level of the allowance for credit losses for the year ended December 31, 2023. In the Construction and Land Development segment, the increase in the allowance is primarily due to an increase in loan balances. In this segment, the primary source of repayment is typically from proceeds of the sale, refinancing, or permanent financing of the underlying property; therefore, industry and collateral type and estimated collateral values are among the relevant factors in assessing expected losses. In the Commercial Real Estate - Owner-Occupied segment, the allowance decreased from the prior year due to changes in loan mix and slight improvements in the forecast for macroeconomic factors. Risk characteristics include but are not limited to, collateral type, note structure, and loan seasoning. In the Commercial Real Estate - Non Owner-Occupied segment, the increase in the allowance reflects higher loan balances and an increase in reserves for individually evaluated loans, partially offset by a decrease in expected losses due to improvements in the forecast for macroeconomic factors. Repayment is often dependent upon rental income from the operation of the underlying property. Loan performance may be adversely affected by general economic conditions or conditions specific to the real estate market, including property types. Collateral type, note structure, and loan seasoning are among the risk characteristics analyzed for this segment. The Residential Real Estate segment includes first mortgages secured by residential property, and home equity lines of credit. The increase in the allowance reflects higher loan balances. Risk characteristics considered for this segment include, but are not limited to, borrower FICO score, lien position, loan to value ratios, and loan seasoning. In the Commercial and Financial segment, borrowers are primarily small to medium sized professional firms and other businesses, and loans are generally supported by projected cash flows of the business, collateralized by business assets, and/or guaranteed by the business owners. The increase in reserves is due to an increase in loan balances, both through acquisition and organic loan growth, combined with an increase in expected losses on commercial and industrial unsecured loans. Charge-offs for this segment include the charge-off of an $11.3 million acquired PCD loan that was fully reserved. Industry, collateral type, estimated collateral values and loan seasoning are among the relevant factors in assessing expected losses. Consumer loans include installment and revolving lines, loans for automobiles, boats, and other personal or family purposes. Risk characteristics considered for this segment include, but are not limited to, collateral type, loan to value ratios, loan seasoning and FICO score. The increase in the reserve during the year reflects higher expected losses due to changes in loan mix, partly offset by a decrease in loan balances. Note 6 – Derivatives Back-to-Back Swaps The Company offers interest rate swaps when requested by customers to allow them to hedge the risk of rising interest rates on their variable rate loans. Upon entering into these swaps, the Company enters into offsetting positions with counterparties in order to minimize the interest rate risk. These back-to-back swaps are freestanding financial derivatives with the fair values reported in Other Assets and Other Liabilities. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset assets and liabilities under the arrangements for financial statement presentation purposes. Gains and losses on these back-to-back swaps, which offset, are recorded through noninterest income. Interest Rate Floors Designated as Cash Flow Hedges The Company entered into interest rate floor contracts to mitigate exposure to the variability of future cash flows due to changes in interest rates on certain segments of its variable-rate loans, which matured in the fourth quarter of 2023. The Company considered these derivatives to be highly effective at achieving offsetting changes in cash flows attributable to changes in interest rates and had designated them as cash flow hedges. Therefore, changes in the fair value of these derivative instruments were recognized in other comprehensive income. Amortization of the premium paid on cash flow hedges is recognized in earnings over the term of the hedge in the same caption as the hedged item. For the year ended December 31, 98

2023, the Company recognized a nominal amount through other comprehensive income and reclassified $0.5 million out of accumulated other comprehensive income into interest income. For the year ended December 31, 2022, the Company recognized $0.3 million through other comprehensive income and reclassified $0.4 million, respectively, out of accumulated other comprehensive income into interest income.

Interest Rate Swaps Designated as Fair Value Hedges

The Company entered into interest rate swap contracts to hedge the risk of changes in fair value of the AFS portfolio due to changes in the Secured Overnight Financing Rate ("SOFR"). The Company considers these derivatives to be highly effective at offsetting changes in interest rates and will assess the effectiveness on a quarterly basis. The changes in interest rates affecting the fair value of these derivative contracts are recognized in other comprehensive income. These derivative instruments are primarily for risk management purposes. For the year ended December 31, 2023, the Company recognized gains through other comprehensive income of $2.6 million and reclassified gains of $35 thousand, out of accumulated other comprehensive income into interest income.

The Company entered into interest rate swap contracts to hedge the risk of changes in the fair value of a pool of residential mortgages due to changes in SOFR. These fair values hedges utilize the portfolio layer method. The Company considers these derivatives to be highly effective at offsetting changes in interest rates and will assess the effectiveness on a quarterly basis. The changes in interest rates affecting the fair value of these derivative contracts are recognized in interest income. These derivative instruments are primarily for risk management purposes. For the year ended December 31, 2023, the Company recognized gains through interest income of $16 thousand.

(In thousands)	Notional Amount	Fair Value	Balance Sheet Category
December 31, 2023			
Back-to-back swaps[1]	$ 605,735	$28,804	Other Assets and Other Liabilities
Securities fair value hedges	400,000	2,677	Other Assets
Residential mortgage fair value hedges	200,000	75	Other Liabilities
December 31, 2022			
Back-to-back swaps[1]	$ 312,808	$23,140	Other Assets and Other Liabilities
Interest rate floors	300,000	2	Other Assets

[1]Back-to-back swaps include risk participation agreements with notional amounts of $9.4 million and nominal fair value.

The following table presents amounts recorded on the Consolidated Balance Sheet related to cumulative basis adjustments for fair value hedges.

	Carrying amount of the hedged items at December 31,		Cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items at December 31,	
(In thousands)	2023	2022	2023	2022
Securities available-for-sale [1]	$ 584,108	$ —	$ 2,643	$ —
Loans, net [2]	633,693	—	44	—

[1] At December 31, 2023, and December 31, 2022, the amortized cost basis and unallocated basis adjustments used in hedging relationships was $680.6 million and $0, respectively. Refer to Note 3 for a reconciliation of the amortized cost and fair value of available-for-sale securities.

[2] These amounts represent the amortized cost basis of closed portfolios used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. At December 31, 2023, and December 31, 2022, the portfolio layer method was $200 million and $0, respectively, of which $200 million and $0, respectively, was designated as hedged..

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Note 7 - Bank Premises and Equipment Bank premises and equipment consisted of the following: (In thousands) Cost Accumulated Depreciation & Amortization Net Carrying Value December 31, 2023 Premises (including land of $35,588) $ 138,773 $ (36,500) $ 102,273 Furniture and equipment 42,507 (31,476) 11,031 Total $ 181,280 $ (67,976) $ 113,304 December 31, 2022 Premises (including land of $37,516) $ 138,447 $ (33,037) $ 105,410 Furniture and equipment 40,354 (28,872) 11,482 Total $ 178,801 $ (61,909) $ 116,892 Note 8 - Goodwill and Acquired Intangible Assets The following table presents changes in the carrying amount of goodwill: For the Year Ended December 31, (In thousands) 2023 2022 2021 Beginning of year $ 480,319 $ 252,154 $ 221,176 Changes from business combinations 252,098 228,165 30,978 Total $ 732,417 $ 480,319 $ 252,154 The Company performs an analysis for goodwill impairment annually in the fourth quarter or more frequently as considered necessary. The Company performed a qualitative goodwill assessment in the fourth quarter of 2023, and concluded that a quantitative goodwill impairment test was not necessary as it was not more likely-than-not that the fair value of the Company’s reporting unit was below the carrying amount. Based on the analyses performed, the Company concluded that goodwill was not impaired during the periods presented. 100

Acquired intangible assets primarily consist of core deposit intangibles (“CDI”), which are intangible assets arising from the purchase of deposits separately or from bank acquisitions. The change in balance for CDI is as follows: For the Year Ended December 31, (In thousands) 2023 2022 2021 Beginning of year $ 71,285 $ 12,998 $ 14,577 Acquired CDI, including measurement period adjustments 49,143 67,388 3,454 Amortization expense (28,726) (9,101) (5,033) End of year $ 91,702 $ 71,285 $ 12,998 The gross carrying amount and accumulated amortization of the Company's CDI subject to amortization as of: December 31, 2023 December 31, 2022 (In thousands) Gross Carrying Amount Accumulated Amortization Gross Carrying Amount Accumulated Amortization Core deposit intangible $ 135,212 $ (43,511) $ 97,778 $ (26,493) The annual amortization expense for the Company's CDI for each of the five years subsequent to December 31, 2023 is $23.6 million, $19.9 million, $16.4 million, $13.0 million and $9.3 million, respectively. Certain customer relationships were acquired in 2022 through the acquisition of Drummond and its insurance agency subsidiary. The gross carrying amount assigned to these relationships as of December 31, 2023 is $2.6 million and the accumulated amortization is $0.3 million. The intangible asset is being amortized on a straight line basis over 10 years. The carrying value of servicing rights retained from the sale of the guaranteed portion of Small Business Administration (“SBA”) loans totaled $1.7 million at December 31, 2023 and 2022. Note 9 - Borrowings A significant portion of the Company's short-term borrowings were comprised of securities sold under agreements to repurchase with overnight maturities: For the Year Ended December 31, (In thousands) 2023 2022 Maximum amount outstanding at any month end $ 374,573 $ 172,029 Weighted average interest rate at end of year 3.48% 1.89% Average amount outstanding $ 270,999 $ 121,318 Weighted average interest rate during the year 3.07% 0.81% Securities sold under agreements to repurchase are accounted for as secured borrowings. For securities sold under agreements to repurchase, the Company would be obligated to provide additional collateral in the event of a significant decline in fair value of collateral pledged. Company securities pledged were as follows by collateral type and maturity as of: December 31, (In thousands) 2023 2022 Fair value of pledged securities - overnight and continuous: Mortgage-backed securities and collateralized mortgage obligations of U.S. government- sponsored entities $ 396,378 $ 184,967 At December 31, 2023, the Company had available secured lines of credit totaling $4.5 billion, inclusive of lendable collateral of $2.8 billion and $1.7 billion at the Federal Reserve and the Federal Home Loan Bank ("FHLB"), respectively. Of the $1.7 billion at the FHLB, $50.0 million was outstanding at December 31, 2023. During 2023, the average interest rate on FHLB borrowings was 3.64% and the weighted average interest rate on balances outstanding at December 31, 2023 was 3.23%. 101

The following table summarizes the Company's junior subordinated trust preferred debentures and related common equity securities as of December 31, 2023:

(In thousands)

Description	Issuance Date	Acquisition Date[1]	Maturity Date	Junior Subordinated Debt	Trust Preferred Securities	Common Equity Securities	Contractual Interest Rate	Interest Rate at December 31, 2023
SBCF Capital Trust I	3/31/2005	n/a	3/31/2035	$ 20,619	$ 20,000	$ 619	3 month SOFR +533bps	7.34%
SBCF Statutory Trust II	12/16/2005	n/a	12/16/2035	20,619	20,000	619	3 month SOFR +538bps	6.98%
SBCF Statutory Trust III	6/29/2007	n/a	6/15/2037	12,372	12,000	372	3 month SOFR +538bps	7.00%
The BANKshares, Inc. Statutory Trust I	12/19/2002	10/1/2014	12/26/2032	5,155	5,000	155	3 month SOFR +325bps	8.87%
The BANKshares, Inc. Statutory Trust II	3/17/2004	10/1/2014	3/17/2034	4,124	4,000	124	3 month SOFR +279bps	8.43%
The BANKshares, Inc. Capital Trust I	12/15/2005	10/1/2014	12/15/2035	5,155	5,000	155	3 month SOFR +538bps	7.03%
Grand Bank Capital Trust I	10/29/2004	7/17/2015	10/29/2034	7,217	7,000	217	3 month SOFR +198bps	7.57%
				$ 75,261	$ 73,000	$ 2,261		

[1]Acquired junior subordinated debentures were recorded at their acquisition date fair values, which collectively was $5.6 million lower than face value; this amount is being amortized into interest expense over the remaining term to maturity.

Interest on the trust preferred securities is calculated on the basis of 3-month SOFR plus spread and is re-set quarterly. The trust preferred securities may be redeemed without penalty, upon approval of the FRB or upon occurrence of certain events affecting their tax or regulatory capital treatment. The proceeds of the offering of trust preferred securities and common equity securities were used by SBCF Capital Trust I and SBCF Statutory Trust II to purchase the $41.2 million junior subordinated deferrable interest notes issued by the Company, and by SBCF Statutory Trust III to purchase the $12.4 million junior subordinated deferrable interest notes issued by the Company, all of which have terms substantially similar to the trust preferred securities.

The Company has the right to defer payments of interest on the notes at any time or from time to time at the Company's election. Interest can be deferred for a period not longer than five years. If the Company elects to defer interest, it may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock. As of December 31, 2023, 2022 and 2021, all interest payments on trust preferred securities were current.

Distributions on the trust preferred securities are payable quarterly. The Company has entered into agreements to guarantee the payments of distributions on the trust preferred securities and payments of redemption of the trust preferred securities. Under these agreements, the Company also agrees, on a subordinated basis, to pay expenses and liabilities of the Trusts other than those arising under the trust preferred securities. The obligations of the Company under the junior subordinated notes, the trust agreement establishing the Trusts, the guarantees and agreements as to expenses and liabilities, in aggregate, constitute a full and conditional guarantee by the Company of the Trusts' obligations under the trust preferred securities.

In 2022, the Company obtained $12.3 million in senior notes through the acquisition of Apollo. Contractual interest is paid on a semiannual basis at a fixed rate of 5.50% until April 30, 2025, at which point the rate converts to a floating rate of 3-month SOFR plus 533 basis points. The debt was recorded at fair value, resulting in a $0.4 million premium that is being amortized into interest expense over the remaining term to maturity.

In 2023, the Company acquired $25.0 million in subordinated debt through the acquisition of Professional. Contractual interest is paid on a semiannual basis at a fixed interest rate of 3.375% until January 30, 2027, at which point the rate converts to a 3-month SOFR rate plus 203 basis points paid quarterly. The debt was recorded at fair value, resulting in a $3.9 million discount that is being accreted into interest expense over the remaining term to maturity.

102

Note 10 - Employee Benefits and Stock Compensation

The Company's defined contribution plan covers substantially all employees after one year of service and includes a matching benefit for employees who can elect to defer a portion of their compensation. In addition, amounts of compensation contributed by employees are matched on a percentage basis under the plan. The Company's contributions to this plan charged to expense were $4.8 million in 2023, $3.5 million in 2022, and $3.1 million in 2021.

The Company, through its Compensation and Governance Committee of the board of directors (the "Compensation Committee"), offers equity compensation to employees and non-employee directors of Seacoast and Seacoast Bank in the form of various share-based awards, including stock options, restricted stock awards ("RSAs"), or restricted stock units ("RSUs"). The awards may vest over time, have certain performance based criteria, or both.

Stock options are granted with an exercise price at least equal to the market price of the Company's stock at the date of grant. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. Compensation cost is amortized on a straight-line basis over the vesting period. Vesting is determined by the Compensation Committee at the time of grant, generally over five years. The options have a maximum term of ten years.

The fair value of RSAs and RSUs are estimated based on the price of the Company's common stock on the date of grant. Compensation cost is measured straight-line for RSAs and ratably for RSUs over the vesting period of the awards and reversed for awards that are forfeited due to unfulfilled service or performance criteria. To the extent the Company has treasury shares available, stock options exercised or stock grants awarded may be issued from treasury shares. If treasury shares are insufficient, the Company can issue new shares.

Vesting of share-based awards is immediately accelerated on death or disability of the recipient. The Compensation Committee may, at its discretion, accelerate vesting upon retirement or upon the event of a change-in-control.

Awards are currently granted under the Seacoast 2021 Incentive Plan ("2021 Plan"), with 3,750,000 authorized shares for issuance, plus shares of underlying awards outstanding under the 2013 Incentive Plan (the "Prior Plan") that thereafter terminate or expire unexercised or are cancelled, forfeited or lapse for any reason under the Prior Plan.

In 2021, as part of the Legacy Bank acquisition, 356,497 options were granted to replace outstanding Legacy Bank options. These options had a weighted average exercise price of $16.70 and were fully vested upon acquisition. The value of the replacement awards associated with pre-combination service, $4.7 million, was considered purchase consideration, and the value of the replacement awards associated with post-combination service, $0.9 million, was recognized as compensation expense in 2021.

In 2022, as part of the acquisitions of BBFC, Sabal Palm and Apollo, 52,432, 188,253 and 274,373 options, respectively, were granted to replace outstanding options. These options had weighted average exercise prices of $26.63, $17.84 and $9.94, respectively, and were fully vested upon acquisition. Additionally, as part of the acquisition of Apollo, 37,240 warrants were granted to replace outstanding Apollo warrants. These warrants had a weighted average exercise price of $9.94 and were fully vested upon acquisition. The full value of the options and warrants issued through acquisitions in 2022, $10.4 million, was considered purchase consideration.

In 2023, as part of the acquisition of Professional, 501,561 options were granted to replace outstanding options. These options had a weighted average exercise price of $12.63 and were fully vested upon acquisition. The full value of the options issued through the Professional acquisition was $10.3 million and was considered purchase consideration.

The impact of share-based compensation on the Company's financial results is presented below:

	For the Year Ended December 31,		
(In thousands)	**2023**	**2022**	**2021**
Share-based compensation expense[1]	$ 13,440	$ 11,155	$ 8,685
Income tax benefit	(3,406)	(2,827)	(2,067)

[1] *Excludes $10.3 million in 2023, $10.4 million in 2022 and $4.7 million in 2021 associated with replacement awards granted in bank acquisitions.*

The total unrecognized compensation cost and the weighted-average period over which unrecognized compensation cost is expected to be recognized related to non-vested share-based compensation arrangements at December 31, 2023 is presented below:

103

(In thousands) Unrecognized Compensation Cost Weighted-Average Period Remaining (Years) Restricted stock awards $ 14,392 1.94 Restricted stock units 5,636 2.30 Total $ 20,028 2.04 Restricted Stock Awards RSAs are granted to various employees and vest over time, generally three years. Compensation cost of RSAs is based on the market value of the Company’s common stock at the date of grant and is recognized over the required service period on a straight-line basis. The Company’s accounting policy is to recognize forfeitures as they occur. A summary of the status of the Company’s non-vested RSAs as of December 31, 2023, and changes during the year then ended, is presented below: Restricted Award Shares Weighted-Average Grant-Date Fair Value Non-vested at January 1, 2023 533,275 $ 31.26 Granted 631,409 24.57 Forfeited/Canceled (112,456) 27.35 Vested (289,016) 28.22 Non-vested at December 31, 2023 763,212 $ 27.45 Information regarding restricted stock awards during each of the following years is presented below: For the Year Ended December 31, 2023 2022 2021 Weighted-average grant date fair value $ 24.57 $ 33.08 $ 35.08 Fair value of awards vested1 $ 8,156 $ 6,923 $ 4,731 1Based on grant date fair value, in thousands. Restricted Stock Units RSUs allow the grantee to earn 0%-225% of the target award based on the Company's achievement of performance goals relating to average annual earnings per share growth and average annual return on average tangible equity relative to a group of peer companies, each measured over a three year period beginning with the year of grant. A summary of the status of the Company’s non-vested RSUs as of December 31, 2023, and changes during the year then ended, is presented below: Restricted Award Shares Weighted-Average Grant-Date Fair Value Non-vested at January 1, 2023 310,034 $ 28.69 Granted 233,175 22.84 Forfeited/Canceled (47,416) 20.58 Vested (112,092) 17.82 Non-vested at December 31, 2023 383,701 $ 29.31 104

Information regarding restricted stock units during each of the following years is presented below: For the Year Ended December 31, 2023 2022 2021 Weighted-average grant date fair value $ 22.84 $ 34.11 $ 35.24 Fair value of awards vested1 $ 1,997 $ 2,305 $ 1,936 1Based on grant date fair value, in thousands. Stock Options The fair value of options and warrants granted is estimated on the date of grant using the Black-Scholes options-pricing model. In 2023, 2022, and 2021, options to purchase shares of Seacoast stock were granted to option holders of acquired entities in accordance with the terms of the merger agreements. For the Year Ended December 31, 2023 2022 2021 Risk-free interest rates 4.25% 2.21% 0.12 % Expected dividend yield 2.45% 1.95% 1.65 % Expected volatility 64.32% 32.09% 36.87 % Expected lives (years) 1.8 1.0 1.0 A summary of the Company’s stock options as of December 31, 2023, and changes during the year then ended, is presented below: Options Weighted- Average Exercise Price Outstanding at January 1, 2023 837,622 $ 21.72 Granted in Acquisition 501,561 12.63 Exercised (507,133) 14.76 Forfeited (8,087) 20.77 Outstanding and Exercisable at December 31, 2023 823,963 $ 20.48 Weighted-Average Remaining Contractual Term (Years) 3.29 Aggregate Intrinsic Value (000s) $ 7,053 The following table presents information related to stock options during each of the following years: For the Year Ended December 31, 2023 2022 2021 Weighted-average grant date fair value $ 12.63 $ 14.28 $ 16.70 Intrinsic value of stock options exercised, in thousands 5,969 8,860 5,808 Supplemental Executive Retirement Plan The Company sponsors a Supplemental Executive Retirement Plan (“SERP”), which is a non-qualified deferred compensation arrangement that provides the Company's Chief Executive Officer with supplemental retirement benefits. The present value of the accumulated benefit, which is recorded as an accrued liability, was $0.4 million and $0.2 million as of December 31, 2023 and 2022, respectively. Employee Stock Purchase Plan The Employee Stock Purchase Plan (“ESPP”) authorizes the Company to issue up to 800,000 common shares of the Company’s common stock to eligible employees of the Company. These shares may be purchased by employees at a price equal to 95% of the fair market value of the shares on the purchase date. Employee contributions to the ESPP are made through payroll deductions. 105

2023 2022 2021 ESPP shares purchased 35,630 20,972 14,834 Weighted-average employee purchase price $ 22.56 $ 30.76 $ 32.43 Note 11 - Lease Commitments The Company is the lessee in various noncancellable operating leases for land, buildings, and equipment. Certain leases contain provisions for variable lease payments that are linked to the consumer price index. Lease cost consists of: For the Year Ended December 31, (In thousands) 2023 2022 2021 Operating lease cost $ 10,667 $ 8,111 $ 5,872 Variable lease cost 2,827 1,599 996 Short-term lease cost 919 427 564 Sublease income (639) (704) (601) Total lease cost $ 13,774 $ 9,433 $ 6,831 The following table provides supplemental information related to leases: As of and For the Year Ended December 31, (In thousands, except for weighted average data) 2023 2022 Operating lease right-of-use assets $ 46,772 $ 47,500 Operating lease liabilities 50,545 50,770 Cash paid during the year for amounts included in the measurement of operating lease liabilities 10,005 16,508 Right-of-use assets recorded during the year in exchange for new or renewed operating lease obligations 4,139 5,305 Right-of-use assets obtained during the year through bank acquisition 3,909 14,597 Weighted average remaining lease term for operating leases 7.0 years 8.0 years Weighted average discount rate for operating leases 4.94% 4.64% The Company’s lease agreements often include one or more options to renew at the Company’s discretion. If, at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company includes the extended term in the calculation of the lease liability. Maturities of lease liabilities as of December 31, 2023 are as follows: (In thousands) 2024 $ 10,465 2025 9,833 2026 8,499 2027 7,437 2028 6,388 Thereafter 16,181 Total undiscounted cash flows 58,803 Less: Net present value adjustment (8,258) Total $ 50,545 106

Note 12 - Income Taxes The provision for income taxes is as follows: For the Year Ended December 31, (In thousands) 2023 2022 2021 Current Federal $ 14,716 $ 2,770 $ 23,661 State 6,061 (1,266) 3,882 Deferred Federal 9,524 23,710 6,800 State (82) 6,415 (8) $ 30,219 $ 31,629 $ 34,335 The difference between the total expected tax expense (computed by applying the U.S. Federal tax rate of 21% to pretax income) and the reported income tax provision relating to income before income taxes is as follows: For the Year Ended December 31, (In thousands) 2023 2022 2021 Tax rate applied to income before income taxes $ 28,193 $ 29,009 $ 33,335 Increase (decrease) resulting from the effects of: Nondeductible acquisition costs 300 924 419 Tax exempt interest on loans and securities (639) (406) (414) Income from bank owned life insurance (2,217) (935) (862) State income taxes (1,256) (1,081) (813) Tax credit investments (402) (406) (213) Stock compensation (446) (992) (1,239) Executive compensation disallowance 638 402 253 Other 69 (36) (5) Federal tax provision 24,240 26,479 30,461 State tax provision 5,979 5,150 3,874 Total income tax provision $ 30,219 $ 31,629 $ 34,335 107

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of: December 31, (In thousands) 2023 2022 Allowance for credit losses $ 40,710 $ 31,097 Other real estate owned 91 591 Accrued stock compensation 4,556 2,931 Federal tax loss carryforward 2,660 3,150 State tax loss carryforward 1,084 1,117 Lease liabilities 12,811 12,868 Net unrealized securities losses 50,817 59,392 Deferred compensation 2,828 2,766 Accrued interest and fee income 34,665 16,035 Other 7,027 1,755 Gross deferred tax assets 157,249 131,702 Less: Valuation allowance — — Deferred tax assets net of valuation allowance 157,249 131,702 Core deposit intangible (24,301) (18,767) Net unrealized derivatives gains (670) — Premises and equipment (1,771) (2,214) Right of use assets (11,854) (12,039) Other (5,421) (4,225) Gross deferred tax liabilities (44,017) (37,245) Net deferred tax assets $ 113,232 $ 94,457 Included in the table above is the effect of temporary differences associated with the Company's investments in debt securities accounted for under ASC Topic 320, Investments - Debt Securities, for which no deferred tax expense or benefit was recognized. These items are recorded as Accumulated Other Comprehensive Income in the shareholders' equity section of the consolidated balance sheet. In 2023, unrealized losses on debt securities of $212.7 million resulted in a deferred tax asset of $50.8 million. In 2022, unrealized losses of $247.4 million resulted in a deferred tax asset of $59.4 million. At December 31, 2023, the Company's net deferred tax assets ("DTAs") of $113.2 million consisted of $91.0 million of net U.S. federal DTAs and $22.2 million of net state DTAs. At December 31, 2022, the Company's net DTAs of $94.5 million consisted of $76.8 million of U.S. federal DTAs and $17.7 million of net state DTAs. Management assesses the necessity of a valuation allowance recorded against DTAs at each reporting period. The determination of whether a valuation allowance for net DTAs is appropriate is subject to considerable judgment and requires an evaluation of positive and negative evidence. Based on an assessment of relevant evidence, including favorable trending in asset quality and certainty regarding the amount of future taxable income that the Company forecasts, management concluded that it was more likely than not that its net DTAs will be realized based upon future taxable income. Management's determination in the realization of projected future taxable income is based upon analysis of the Company's risk profile and its trending financial performance, including credit quality. The Company believes it can reasonably predict future results of operations that result in taxable income at sufficient levels over the future period of time that the Company has available to realize its net DTA. Management expects to realize the $113.2 million in net DTAs well in advance of the statutory carryforward period. At December 31, 2023, approximately $2.7 million of DTAs related to federal net operating losses which will expire in annual installments beginning in 2029 through 2032. Additionally, $1.1 million of the DTAs related to state net operating losses which will expire in annual installments beginning in 2029 through 2034. Remaining DTAs are not related to net operating losses or credits and therefore, have no expiration date. 108

The Company recognizes interest and penalties, as appropriate, as part of the provisioning for income taxes. No interest or penalties were accrued at December 31, 2023. In accordance with ASC Topic 718, Compensation – Stock Compensation, the Company recognized $0.5 million, $1.1 million and $0.9 million in 2023, 2022, and 2021, respectively, of discrete tax benefits related to share-based compensation. In accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures, amortization of the Company's low-income housing credit investments of $2.8 million, $2.5 million and $1.6 million was reflected as income tax expense for the years ended December 31, 2023, 2022, and 2021, respectively. The amounts of affordable housing tax credits, amortization and tax benefits recorded as income tax expense for the year ended December 31, 2023 were $2.7 million, $2.8 million, and $1.5 million, respectively. The amounts of affordable housing tax credits, amortization and tax benefits recorded as income tax expense for the year ended December 31, 2022 were $2.0 million, $2.5 million and $1.0 million, respectively, and for the year ended December 31, 2021 were $1.2 million, $1.6 million and $0.7 million, respectively. The carrying value of the affordable housing credit investments was $39.5 million and $27.3 million at December 31, 2023 and 2022, respectively, of which $26.3 million and $17.6 million, respectively, was unfunded. The Company has no unrecognized income tax benefits or provisions due to uncertain income tax positions. No federal or state income tax return examinations are currently in process. The Company does not expect to record or realize any material unrecognized tax benefits during 2023. The following are the major tax jurisdictions in which the Company operates and the earliest tax year, exclusive of the impact of the net operating loss carryforwards, subject to examination: Jurisdiction Tax Year United States of America 2020 Florida 2020 109

Note 13 - Regulatory Capital

Required Regulatory Capital

The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by the regulators, which could have a direct material impact on the financial statements. These requirements involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated pursuant to regulatory guidance. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total, Tier 1 capital and common equity Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, all as defined in the regulations.

At December 31, 2023 and 2022, the Company and Seacoast Bank, its wholly-owned banking subsidiary, were both considered "well capitalized" based on the applicable U.S. regulatory capital ratio requirements as reflected in the table below:

			Minimum to meet "Well Capitalized" Requirements		Minimum for Capital Adequacy Purpose[1]	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Seacoast Banking Corporation of Florida						
(Consolidated)						
At December 31, 2023:						
Total Risk-Based Capital Ratio	$ 1,713,797	15.92%	n/a	n/a	$ 861,355	≥ 8.00%
Tier 1 Capital Ratio	1,565,710	14.54	n/a	n/a	646,017	≥ 6.00
Common Equity Tier 1 Capital Ratio	1,493,499	13.87	n/a	n/a	484,512	≥ 4.50
Leverage Ratio	1,565,710	11.00	n/a	n/a	569,317	≥ 4.00
At December 31, 2022:						
Total Risk-Based Capital Ratio	$ 1,454,168	15.79%	n/a	n/a	$ 736,709	≥ 8.00%
Tier 1 Capital Ratio	1,361,832	14.79	n/a	n/a	552,532	≥ 6.00
Common Equity Tier 1 Capital Ratio	1,277,295	13.87	n/a	n/a	414,399	≥ 4.50
Leverage Ratio	1,361,832	11.46	n/a	n/a	475,134	≥ 4.00
Seacoast National Bank						
(A Wholly Owned Bank Subsidiary)						
At December 31, 2023:						
Total Risk-Based Capital Ratio	$ 1,593,431	14.82%	$ 1,075,494	≥ 10.00%	$ 860,395	≥ 8.00%
Tier 1 Capital Ratio	1,466,878	13.64	860,395	≥ 8.00	645,296	≥ 6.00
Common Equity Tier 1 Capital Ratio	1,466,874	13.64	699,071	≥ 6.50	483,972	≥ 4.50
Leverage Ratio	1,466,878	10.32	711,039	≥ 5.00	568,831	≥ 4.00
At December 31, 2022:						
Total Risk-Based Capital Ratio	$ 1,330,836	14.47%	$ 919,904	≥ 10.00%	$ 735,923	≥ 8.00%
Tier 1 Capital Ratio	1,238,500	13.46	735,923	≥ 8.00	551,942	≥ 6.00
Common Equity Tier 1 Capital Ratio	1,238,496	13.46	597,938	≥ 6.50	413,957	≥ 4.50
Leverage Ratio	1,238,500	10.44	620,398	≥ 5.00	496,318	≥ 4.00

[1]*Excludes the Basel III capital conservation buffer of 2.5%, which if not exceeded may constrain dividends, equity repurchases and compensation.*

n/a - not applicable.

110

Note 14 - Seacoast Banking Corporation of Florida (Parent Company Only) Financial Information Balance Sheets December 31, (In thousands) 2023 2022 Assets Cash $ 466 $ 58 Securities purchased under agreement to resell with subsidiary bank, maturing within 30 days 101,191 111,698 Investment in subsidiaries 2,109,341 1,578,786 Other assets 4,837 2,335 $ 2,215,835 $ 1,692,877 Liabilities and Shareholders' Equity Long-term debt $ 106,302 $ 84,533 Other liabilities 1,551 673 Shareholders' equity 2,107,982 1,607,671 $ 2,215,835 $ 1,692,877 Statements of Income Year Ended December 31, (In thousands) 2023 2022 2021 Income Interest/other $ 3,573 $ 897 $ 167 Dividends from subsidiary Bank 40,655 48,424 47,684 Total income 44,228 49,321 47,851 Interest expense 7,408 3,090 1,683 Other expenses 996 1,023 765 Total expenses 8,404 4,113 2,448 Income before income taxes and equity in undistributed income of subsidiaries 35,824 45,208 45,403 Income tax benefit (1,015) (675) (481) Income before equity in undistributed income of subsidiaries 36,839 45,883 45,884 Equity in undistributed income of subsidiaries 67,194 60,624 78,519 Net income $ 104,033 $ 106,507 $ 124,403 111

Statements of Cash Flows Year Ended December 31, (In thousands) 2023 2022 2021 Cash flows from operating activities Adjustments to reconcile net income to net cash provided by operating activities: Net Income $ 104,033 $ 106,507 $ 124,403 Equity in undistributed income of subsidiaries (67,194) (60,624) (78,519) Net increase in other assets (3,029) (13,823) (489) Net increase in other liabilities 22,646 499 400 Net cash provided by operating activities 56,456 32,559 45,795 Cash flows from investing activities Net cash from bank acquisitions 10,237 17,610 — Net advances with subsidiary 270 (13,300) (28,324) Net cash provided by (used in) investment activities 10,507 4,310 (28,324) Cash flows from financing activities Dividends paid (60,591) (41,242) (22,506) Stock based employment benefit plans 4,904 4,374 5,022 Repurchase of common stock (10,868) — — Net cash used in financing activities (66,555) (36,868) (17,484) Net change in cash 408 1 (13) Cash at beginning of year 58 57 70 Cash at end of year $ 466 $ 58 $ 57 Supplemental disclosure of cash flow information: Cash paid during the period for interest $ 5,315 $ 2,890 $ 1,441 Note 15 - Contingent Liabilities and Commitments with Off-Balance Sheet Risk The Company and its subsidiaries, because of the nature of their business, are at all times subject to numerous legal actions, threatened or filed. Management presently believes that none of the legal proceedings to which it is a party are likely to have a materially adverse effect on the Company’s consolidated financial condition, operating results or cash flows. The Company's subsidiary bank is party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and limited partner equity commitments. The subsidiary bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contract or notional amount of those instruments. The subsidiary bank uses the same credit policies in making commitments and standby letters of credit as they do for on balance sheet instruments. 112

Unfunded commitments for the Company as of: December 31, (In thousands) 2023 2022 Contract or Notional Amount Financial instruments whose contract amounts represent credit risk: Commitments to extend credit $ 2,651,206 $ 2,814,924 Standby letters of credit and financial guarantees written: Secured 35,669 19,744 Unsecured 2,830 3,191 Unfunded limited partner equity commitment 20,004 26,761 Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments include home equity lines, commercial and consumer lines of credit and construction loans. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, equipment, and commercial and residential real estate. Standby letters of credit are conditional commitments issued by the subsidiary bank to guarantee the performance of a customer to a third party. These instruments have fixed termination dates and most end without being drawn; therefore, they do not represent a significant liquidity risk. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The subsidiary bank holds collateral supporting these commitments for which collateral is deemed necessary. Collateral held for secured standby letters of credit at December 31, 2023 totaled $35.8 million. Unfunded limited partner equity commitments at December 31, 2023 totaled $20.0 million that the Company has committed to small business investment companies under the SBIC Act to be used to provide capital to small businesses and entities that provide low income housing tax credits. 113

Note 16 - Fair Value

Under ASC Topic 820, fair value measurements for items measured at fair value on a recurring and nonrecurring basis at December 31, 2023 and December 31, 2022 included:

(In thousands)	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3
At December 31, 2023				
Financial Assets				
Debt securities available-for-sale[1]	$ 1,836,020	$ 192	$ 1,835,828	$ —
Derivative financial instruments[2]	31,481	—	31,481	—
Loans held for sale[2]	4,391	—	4,391	—
Loans[3]	15,242	—	—	15,242
Other real estate owned[4]	7,560	—	—	7,560
Equity securities[5]	13,623	13,623	—	—
Financial Liabilities				
Derivative financial instruments[2]	$ 28,879	$ —	$ 28,879	$ —
At December 31, 2022				
Financial Assets				
Debt securities available-for-sale[1]	$ 1,871,742	$ 186	$ 1,871,556	$ —
Derivative financial instruments[2]	23,142	—	23,142	—
Loans held for sale[2]	3,151	—	3,151	—
Loans[3]	8,513	—	1,183	7,330
Other real estate owned[4]	2,301	—	2,301	—
Equity securities[5]	8,220	8,220	—	—
Financial Liabilities				
Derivative financial instruments[2]	$ 23,142	$ —	$ 23,142	$ —

[1]*See "Note 3 - Securities" for further detail of fair value of individual investment categories.*

[2]*Recurring fair value basis determined using observable market data.*

[3]*See "Note 4 - Loans". Nonrecurring fair value adjustments to collateral-dependent loans reflect full or partial write-downs that are based on current appraised values of the collateral.*

[4]*Fair value is measured on a nonrecurring basis in accordance with ASC Topic 360, Property, Plant, and Equipment.*

[5]*Investment in shares of mutual funds that invest primarily in CRA-qualified debt securities, reported at fair value in Other Assets. Recurring fair value basis is determined using market quotations.*

Debt securities available-for-sale: Level 1 securities consist of U.S. Treasury securities. Other securities are reported at fair value utilizing Level 2 inputs. The estimated fair value of a security is determined based on market quotations when available or, if not available, by using quoted market prices for similar securities, pricing models or discounted cash flow analyses, using observable market data where available.

Derivative financial instruments: The fair value of these derivatives is based on a discounted cash flow approach. Due to the observable nature of the inputs used in deriving the fair value of these derivative contracts, the valuation of interest rate swaps is classified as Level 2. The fair values of these instruments are based upon the estimated amount the Company would receive or pay to terminate the instruments, taking into account current interest rates and, when appropriate, the current credit worthiness of the counterparties.

Loans held for sale: Fair values are based upon estimated values to be received from independent third party purchasers. These loans are intended for sale and the Company believes the fair value is the best indicator of the resolution of these loans. Fair market value changes occur due to changes in interest rates, the borrower's credit, the secondary loan market and the market for a borrower's debt. Interest income is recorded based on contractual terms of the loan in accordance with Company's policy on loans held for investment.

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Loans: Fair value of collateral-dependent real estate loans is based on recent real estate appraisals less estimated costs of sale. For these loans, evaluations may use either a single valuation approach or a combination of approaches, such as comparative sales, cost and/or income approach. A significant unobservable input in the income approach is the estimated capitalization rate for a given piece of collateral. At December 31, 2023, capitalization rates utilized to determine fair value of the underlying collateral averaged approximately 7.1%. Adjustments to comparable sales may be made by an appraiser to reflect local market conditions or other economic factors and may result in changes in the fair value of an asset over time. As such, the fair value of these loans is considered level 3 in the fair value hierarchy. Collateral-dependent loans measured at fair value totaled $17.8 million with a specific reserve of $2.6 million at December 31, 2023, compared to $10.2 million with a specific reserve of $2.9 million at December 31, 2022. Other real estate owned: When appraisals are used to determine fair value and the appraisals are based on a market approach, the fair value of other real estate owned (“OREO”) is classified as level 2. When the fair value of OREO is based on appraisals which require significant adjustments to market-based valuation inputs or apply an income approach based on unobservable cash flows, the fair value of OREO is classified as Level 3. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company's monthly and/or quarterly valuation process. There were no such transfers during the twelve months ended December 31, 2023 and 2022. The carrying amount and fair value of the Company's other significant financial instruments that were not disclosed previously in the balance sheet and for which carrying amount is not fair value as of December 31, 2023 and December 31, 2022 is as follows: Carrying Quoted Prices in Active Markets for Identical Assets Significant Other Observable Inputs Significant Other Unobservable Inputs (In thousands) Amount Level 1 Level 2 Level 3 At December 31, 2023 Financial Assets Held-to-maturity debt securities1 $ 680,313 $ — $ 558,359 $ — Time deposits with other banks 5,857 — 5,756 — Loans, net 9,898,767 — — 9,805,693 Financial Liabilities Deposits 11,776,935 — — 11,775,613 FHLB borrowings 50,000 — 49,745 — Long-term debt 109,458 — 100,851 — At December 31, 2022 Financial Assets Held-to-maturity debt securities1 $ 747,408 $ — $ 617,741 $ — Time deposits with other banks 3,236 — 2,989 — Loans, net 8,022,316 — — 7,845,375 Financial Liabilities Deposits 9,981,595 — — 9,976,125 FHLB borrowings 150,000 — — 149,450 Long-term debt 84,533 — 82,226 — 1See “Note 3 - Securities” for further detail of recurring fair value basis of individual investment categories. The short maturity of Seacoast’s assets and liabilities results in having a significant number of financial instruments whose fair value equals or closely approximates carrying value. Such financial instruments are reported in the following balance sheet captions: cash and due from banks, interest bearing deposits with other banks, short-term FHLB borrowings and securities sold under agreement to repurchase. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value at December 31, 2023 and December 31, 2022: 115

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, etc. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair value of loans is calculated by discounting scheduled cash flows through the estimated life including prepayment considerations, using estimated market discount rates that reflect the risks inherent in the loan. The fair value approach considers market-driven variables including credit related factors and reflects an “exit price” as defined in ASC Topic 820, Fair Value Measurement. Deposit Liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for funding of similar remaining maturities. Note 17 - Business Combinations Acquisition of Professional Holding Corp. On January 31, 2023, the Company completed its acquisition of Professional Holding Corp. (“Professional”). Simultaneously, upon completion of the merger of Professional and the Company, Professional Bank was merged with and into Seacoast Bank. Prior to the acquisition, Professional Bank operated nine branches across South Florida. The transaction further expanded the Company’s presence in the tri-county South Florida market, which includes Miami-Dade, Broward, and Palm Beach counties, Florida’s largest MSA and the 8th largest in the nation. The Company acquired 100% of the outstanding common stock of Professional. Under the terms of the merger agreement, Professional shareholders received 0.8909 shares of Seacoast common stock for each share of Professional common stock held immediately prior to the merger, and Professional option holders received options to purchase Seacoast common stock, with the number of shares underlying each such option and the applicable exercise price adjusted using the same 0.8909 exchange ratio. (In thousands, except per share data) January 31, 2023 Number of Professional common shares outstanding 14,358 Per share exchange ratio 0.8909 Number of shares of SBCF common stock issued 12,792 Multiplied by common stock price per share at January 31, 2023 $ 32.11 Value of SBCF common stock issued $ 410,738 Cash paid for fractional shares 5 Fair value of Professional options converted 10,304 Total purchase price $ 421,047 The acquisition of Professional was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The Company recognized goodwill of $251.7 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. As part of the acquisition of Professional, options were granted to replace outstanding Professional options. These options were fully vested upon acquisition. The full value of the replacement options, $10.3 million, was associated with pre-combination service and was therefore included in the calculation of the total purchase consideration. 116

Initially Measured Measurement As Adjusted (In thousands) January 31, 2023 Period Adjustments January 31, 2023 Assets: Cash and cash equivalents $ 141,680 $ — $ 141,680 Investment securities 167,059 — 167,059 Loans 1,991,713 (5,544) 1,986,169 Bank premises and equipment 2,478 — 2,478 Core deposit intangibles 48,885 — 48,885 Goodwill 248,091 3,583 251,674 BOLI 55,071 — 55,071 Other Assets 74,232 2,561 76,793 Total Assets $ 2,729,209 $ 600 $ 2,729,809 Liabilities: Deposits $ 2,119,341 $ — $ 2,119,341 Subordinated debt 21,141 — 21,141 Other Liabilities 167,680 600 168,280 Total Liabilities $ 2,308,162 $ 600 $ 2,308,762 The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. January 31, 2023 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 156,048 $ 151,012 Commercial real estate - owner occupied 293,473 274,068 Commercial real estate - non-owner occupied 752,393 692,746 Residential real estate 509,305 483,611 Commercial and financial 392,396 350,628 Consumer 33,656 32,153 PPP Loans 1,951 1,951 Total acquired loans $ 2,139,222 $ 1,986,169 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) January 31, 2023 Book balance of loans at acquisition $ 155,031 Allowance for credit losses at acquisition (18,879) Non-credit related discount (12,361) Total PCD loans acquired $ 123,791 The acquisition of Professional resulted in the addition of $45.5 million in allowance for credit losses, including the $18.9 million identified in the table above for PCD loans, and $26.6 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. Included within the $18.9 million initial PCD allowance is $5.5 million recorded as a measurement period adjustment during the three months ended June 30, 2023, reflecting information obtained by the Company relating to events or circumstances existing at the acquisition date. 117

The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. The core deposit intangible asset acquired from Professional is being amortized over eight years using an accelerated method of amortization. Acquisition of Apollo Bancshares, Inc. On October 7, 2022, the Company completed its acquisition of Apollo Bancshares, Inc. ("Apollo"). Simultaneously, upon completion of the merger of Apollo and the Company, Apollo Bank was merged with and into Seacoast Bank. Prior to the acquisition, Apollo Bank operated five branches in Miami-Dade County. As a result of this acquisition, the Company expects to expand its customer base and leverage economies of scale to positively affect the Company’s operating results. Under the terms of the merger agreement, Apollo shareholders received 1.006529 shares of Seacoast common stock for each share of Apollo common stock, and the minority interest holders in Apollo Bank received 1.195651 shares of Seacoast common stock for each share of Apollo Bank common stock. (In thousands, except per share data) October 7, 2022 Number of Apollo common shares outstanding 3,766 Per share exchange ratio 1.0065 Number of shares of SBCF common stock issued 3,791 Number of Apollo Bank minority interest shares outstanding 609 Per share exchange ratio 1.1957 Number of shares of SBCF common stock issued 728 Total number of shares of SBCF common stock issued 4,519 Multiplied by common stock price per share at October 7, 2022 $ 30.83 Value of SBCF common stock issued $ 139,307 Cash paid for fractional shares 5 Fair value of Apollo options and warrants converted 6,530 Total purchase price $ 145,842 The acquisition of Apollo was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The Company recognized goodwill of $90.5 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. As part of the acquisition of Apollo, options and warrants were granted to replace outstanding Apollo awards. These awards were fully vested upon acquisition. The full value of the replacement awards, $6.5 million, was associated with pre- combination service and was therefore included in the calculation of the total purchase consideration. 118

Initially Measured Measurement As Adjusted (In thousands) October 7, 2022 Period Adjustments October 7, 2022 Assets: Cash and cash equivalents $ 41,001 $ — $ 41,001 Investment securities 203,596 — 203,596 Loans 666,522 — 666,522 Bank premises and equipment 7,809 — 7,809 Core deposit intangibles 28,699 — 28,699 Goodwill 90,237 251 90,488 Other Assets 52,724 (251) 52,473 Total Assets $ 1,090,588 $ — $ 1,090,588 Liabilities: Deposits $ 854,774 $ — $ 854,774 Other Liabilities 89,972 — 89,972 Total Liabilities $ 944,746 $ — $ 944,746 The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. October 7, 2022 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 74,126 $ 70,654 Commercial real estate - owner-occupied 131,093 121,600 Commercial real estate - non owner-occupied 374,673 340,561 Residential real estate 76,254 75,957 Commercial and financial 50,125 46,695 Consumer 11,307 11,055 Total acquired loans $ 717,578 $ 666,522 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) October 7, 2022 Book balance of loans at acquisition $ 107,744 Allowance for credit losses at acquisition (2,658) Non-credit related discount (14,191) Total PCD loans acquired $ 90,895 The acquisition of Apollo resulted in the addition of $7.8 million in allowance for credit losses, including the $2.7 million identified in the table above for PCD loans, and $5.1 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. 119

Acquisition of Drummond Banking Company.

On October 7, 2022, the Company completed its acquisition of Drummond Banking Company ("Drummond"). Simultaneously, upon completion of the merger of Drummond and the Company, Drummond's wholly owned subsidiary bank, Drummond Community Bank, was merged with and into Seacoast Bank. Prior to the acquisition, Drummond Community Bank operated 18 branches across North Florida.

As a result of this acquisition, the Company expects to expand its customer base and leverage economies of scale to positively affect the Company's operating results. The Company acquired 100% of the outstanding common stock of Drummond. Under the terms of the merger agreement, each share of Drummond common stock was converted into the right to receive 51.9561 shares of Seacoast common stock.

(In thousands, except per share data)		**October 7, 2022**
Number of Drummond common shares outstanding		99
Per share exchange ratio		51.9561
Number of shares of SBCF common stock issued		5,136
Multiplied by common stock price per share at October 7, 2022	$	30.83
Total purchase price	$	158,332

The acquisition of Drummond was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. The Company recognized goodwill of $103.6 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values.

(In thousands)		**Initially Measured October 7, 2022**		**Measurement Period Adjustments**		**As Adjusted October 7, 2022**
Assets:						
Cash and cash equivalents	$	31,805	$	—	$	31,805
Investment securities		327,852		—		327,852
Loans		544,694		—		544,694
Bank premises and equipment		29,370		—		29,370
Core deposit and other intangibles		32,983		—		32,983
Goodwill		103,476		173		103,649
Other Assets		49,812		(173)		49,639
Total Assets	$	1,119,992	$	—	$	1,119,992
Liabilities:						
Deposits	$	881,281	$	—	$	881,281
Other Liabilities		80,379		—		80,379
Total Liabilities	$	961,660	$	—	$	961,660

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The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. October 7, 2022 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 155,041 $ 140,401 Commercial real estate - owner-occupied 112,768 106,152 Commercial real estate - non owner-occupied 26,520 24,744 Residential real estate 85,767 78,663 Commercial and financial 88,026 82,067 Consumer 118,880 112,667 Total acquired loans $ 587,002 $ 544,694 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) October 7, 2022 Book balance of loans at acquisition $ 58,878 Allowance for credit losses at acquisition (2,566) Non-credit related discount (4,607) Total PCD loans acquired $ 51,705 The acquisition of Drummond resulted in the addition of $12.5 million in allowance for credit losses, including the $2.6 million identified in the table above for PCD loans, and $9.9 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. Acquisition of Business Bank of Florida, Corp. On January 3, 2022, the Company completed its acquisition of Business Bank of Florida, Corp., (“BBFC”). Simultaneously, upon completion of the merger of BBFC and the Company, BBFC’s wholly owned subsidiary bank, Florida Business Bank, was merged with and into Seacoast Bank. Prior to the acquisition, Florida Business Bank operated one branch in Melbourne, Florida. As a result of this acquisition, the Company expects to expand its customer base and leverage economies of scale to positively affect the Company’s operating results. The Company acquired 100% of the outstanding common stock of BBFC. Under the terms of the merger agreement, each share of BBFC common stock was converted into the right to receive 0.7997 of a share of Seacoast common stock. (In thousands, except per share data) January 3, 2022 Number of BBFC common shares outstanding 1,112 Per share exchange ratio 0.7997 Number of shares of SBCF common stock issued 889 Multiplied by common stock price per share on January 3, 2022 $ 35.39 Value of SBCF common stock issued $ 31,480 Fair value of BBFC options converted 497 Total purchase price $ 31,977 121

The acquisition of BBFC was accounted for under the acquisition method in accordance with ASC Topic 805, Business Combinations. The Company recognized goodwill of $8.0 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. As part of the BBFC acquisition, options were granted to replace outstanding BBFC options. These options were fully vested upon acquisition. The full value of the replacement options, $0.5 million, was associated with pre-combination service and was therefore included in the calculation of the total purchase consideration. (In thousands) Measured January 3, 2022 Assets: Cash $ 38,332 Investment securities 26,011 Loans 121,774 Bank premises and equipment 2,102 Core deposit intangibles 2,621 Goodwill 7,962 Total assets $ 198,802 Liabilities: Deposits 166,326 Other liabilities 499 Total liabilities $ 166,825 122

The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. January 3, 2022 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 8,677 $ 8,414 Commercial real estate - owner-occupied 45,403 44,564 Commercial real estate - non owner-occupied 53,065 52,034 Residential real estate 5,377 5,421 Commercial and financial 11,335 11,280 Consumer 59 61 Total acquired loans $ 123,916 $ 121,774 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) January 3, 2022 Book balance of loans at acquisition $ 714 Allowance for credit losses at acquisition (15) Non-credit related discount (48) Total PCD loans acquired $ 651 The acquisition of BBFC resulted in the addition of $1.8 million in allowance for credit losses, including the $15 thousand identified in the table above for PCD loans, and $1.8 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. Acquisition of Sabal Palm Bancorp, Inc. On January 3, 2022, the Company completed its acquisition of Sabal Palm Bancorp, Inc. (“Sabal Palm”). Simultaneously, upon completion of the merger of Sabal Palm and the Company, Sabal Palm’s wholly owned subsidiary bank, Sabal Palm Bank, was merged with and into Seacoast Bank. Prior to the acquisition, Sabal Palm Bank operated three branches in the Sarasota area. As a result of this acquisition, the Company expects to expand its customer base and leverage economies of scale to positively affect the Company’s operating results. The Company acquired 100% of the outstanding common stock of Sabal Palm. Under the terms of the merger agreement, each share of Sabal Palm common stock was converted into the right to receive 0.2203 of a share of Seacoast common stock. (In thousands, except per share data) January 3, 2022 Number of Sabal Palm common shares outstanding 7,536 Per share exchange ratio 0.2203 Number of shares of SBCF common stock issued 1,660 Multiplied by common stock price per share on January 3, 2022 $ 35.39 Value of SBCF common stock issued $ 58,762 Fair value of Sabal Palm options converted 3,336 Total purchase price $ 62,098 The acquisition of Sabal Palm was accounted for under the acquisition method in accordance with ASC Topic 805, Business Combinations. The Company recognized goodwill of $26.5 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. 123

As part of the Sabal Palm acquisition, options were granted to replace outstanding Sabal Palm options. These options were fully vested upon acquisition. The full value of the replacement options, $3.3 million, was associated with pre-combination service and was therefore included in the calculation of the total purchase consideration. (In thousands) Measured January 3, 2022 Assets: Cash $ 170,609 Time deposits with other banks 6,473 Loans 246,152 Bank premises and equipment 1,745 Core deposit intangibles 5,587 Goodwill 26,489 Other Assets 5,189 Total assets $ 462,244 Liabilities: Deposits 395,952 Other liabilities 4,194 Total liabilities $ 400,146 The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. January 3, 2022 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 9,256 $ 9,009 Commercial real estate - owner-occupied 57,690 56,591 Commercial real estate - non owner-occupied 89,153 87,280 Residential real estate 71,469 72,227 Commercial and financial 21,109 20,813 Consumer 233 232 Total acquired loans $ 248,910 $ 246,152 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) January 3, 2022 Book balance of loans at acquisition $ 3,703 Allowance for credit losses at acquisition (37) Non-credit related discount (663) Total PCD loans acquired $ 3,003 124

The acquisition of Sabal Palm resulted in the addition of $3.4 million in allowance for credit losses, including the $37 thousand identified in the table above for PCD loans, and $3.4 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. Acquisition Costs Acquisition costs included in the Company's income statement for the years ended December 31, 2023, 2022 and 2021 were $33.2 million, $27.9 million and $7.9 million, respectively. Pro-Forma Information (unaudited) Pro-forma data as of 2023 and 2022 present information as if the acquisition of Professional occurred at the beginning of 2022. The pro-forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have occurred if the transactions had been effected on the assumed dates. Twelve Months Ended December 31, (In thousands, except per share data) 2023 2022 Net interest income $ 499,008 $ 488,143 Net income available to common shareholders 128,086 107,398 EPS - basic 1.51 1.40 EPS - diluted 1.50 1.39 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures (a) Evaluation of Disclosure Controls and Procedures The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, as defined in SEC Rule 13a-15 under the Exchange Act, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In connection with the preparation of this Annual Report on Form 10-K, as of the end of the period covered by this report, an evaluation was performed, with the participation of the CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures, as required by Rule 13a-15 of the Exchange Act. Based upon that evaluation, the CEO and CFO concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. (b) Management’s Report on Internal Control over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control system was designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway 125

Commission in Internal Control—Integrated Framework 2013. Based on this assessment, management believes that, as of December 31, 2023, the Company's internal control over financial reporting was effective. The Company's independent registered public accounting firm, Crowe LLP, has issued an audit report on our internal control over financial reporting which is included herein. (c) Change in Internal Control Over Financial Reporting During the three months ended December 31, 2023, there were no changes in the internal control over financial reporting that occurred or that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. Item 9B. Other Information. During the three months ended December 31, 2023, there were no Rule 10b5-1 plans or non-Rule 10b5-1 trading arrangements adopted, modified or terminated by any director or officer of the Company. Part III Item 10. Directors, Executive Officers and Corporate Governance Information concerning our directors and executive officers is set forth under the headings “Proposal 1 - Election of Directors,” “Corporate Governance,” “Section 16(a) Beneficial Ownership Reporting Compliance” and “Certain Transactions and Business Relationships” in the 2024 Proxy Statement, incorporated herein by reference. Item 11. Executive Compensation Information regarding the compensation paid by us to our directors and executive officers is set forth under the headings “Executive Compensation”, “Compensation Discussion & Analysis”, “Compensation and Governance Committee Report” and “2023 Director Compensation” in the 2024 Proxy Statement which are incorporated herein by reference. 126

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The following table sets forth information about the Company's common stock that may be issued under all of its existing compensation plans as of December 31, 2023. Equity Compensation Plan Information Plan Category (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights1 Weighted average exercise price of outstanding options, warrants and rights Number of securities remaining available for future issuance under equity compensation plans (excluding securities represented in column (a)) Equity compensation plans approved by shareholders 836,041 $ 20.35 2,388,271 Equity compensation plans not approved by shareholders — — — Totals 836,041 $ 20.35 2,388,271 1Includes 823,963 shares available to be issued upon exercise of the remaining unexercised substitute options of the 1,053,859 options granted in connection with the bank acquisitions. Additional information regarding the ownership of the Company's common stock is set forth under the headings “Proposal 1 - Election of Directors” and “Director, Executive Officers and Certain Beneficial Stock Ownership” in the 2024 Proxy Statement, and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence Information regarding certain relationships and transactions between the Company and its officers, directors and significant shareholders is set forth under the heading “Certain Transactions and Business Relationships” and “Corporate Governance” in the 2024 Proxy Statement and is incorporated herein by reference. Item 14. Principal Accountant Fees and Services Information concerning the Company's principal accounting fees and services is set forth under the heading “Relationship with Independent Registered Public Accounting Firm; Audit and Non- Audit Fees” in the 2024 Proxy Statement, and is incorporated herein by reference. Part IV Item 15. Exhibits, Financial Statement Schedules (a)(1) The Consolidated Financial Statements and the report of the Independent Registered Public Accounting Firm (PCAOB ID: 173) thereon listed in Item 8 are set forth commencing on page 65. (a)(2) List of financial statement schedules All schedules normally required by Form 10-K are omitted, since either they are not applicable or the required information is shown in the financial statements or the notes thereto. 127

(a)(3) Listing of exhibits PLEASE NOTE: It is inappropriate for readers to assume the accuracy of, or rely upon any covenants, representations or warranties that may be contained in agreements or other documents filed as Exhibits to, or incorporated by reference in, this report. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this report, may reflect the parties’ negotiated risk allocation in the particular transaction, may be qualified by materiality standards that differ from those applicable for securities law purposes, may not be true as of the date of this report or any other date, and may be subject to waivers by any or all of the parties. Where exhibits and schedules to agreements filed or incorporated by reference as Exhibits hereto are not included in these Exhibits, such exhibits and schedules to agreements are not included or incorporated by reference herein. The following Exhibits are attached hereto or incorporated by reference herein (unless indicated otherwise, all documents referenced below were filed pursuant to the Exchange Act by Seacoast Banking Corporation of Florida, Commission File No. 0-13660): Exhibit 2.1 Agreement and Plan of Merger dated August 23, 2021 by and among the Company, Seacoast Bank, Business Bank of Florida, Corp. and Florida Business Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed August 27, 2021. Exhibit 2.2 Agreement and Plan of Merger dated August 23, 2021 by and among the Company, Seacoast Bank, Sabal Palm Bancorp, Inc. and Sabal Palm Bank incorporated herein by reference from Exhibit 2.2 to the Company’s Form 8- K, filed August 27, 2021. Exhibit 2.3 Agreement and Plan of Merger dated November 12, 2021 by and among the Company, Seacoast Bank, Sabal Palm Bancorp, Inc. and Sabal Palm Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K filed November 18, 2021. Exhibit 2.4 Agreement and Plan of Merger dated March 29, 2022 by and among the Company, Seacoast Bank, Apollo Bancshares, Inc. and Apollo Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed April 1, 2022. Exhibit 2.5 Agreement and Plan of Merger dated May 4, 2022 by and among the Company, Seacoast Bank, Drummond Banking Company and Drummond Community Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed May 10, 2022. Exhibit 2.6 Agreement and Plan of Merger dated August 7, 2022 by and among the Company, Seacoast Bank, Professional Holding Corp. and Professional Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed August 11, 2022. Exhibit 3.1.1 Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed May 10, 2006. Exhibit 3.1.2 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed December 23, 2008. Exhibit 3.1.3 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.4 to the Company’s Form S-1, filed June 22, 2009. Exhibit 3.1.4 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed July 20, 2009. Exhibit 3.1.5 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed December 3, 2009. Exhibit 3.1.6 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K/A, filed July 14, 2010. Exhibit 3.1.7 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed June 25, 2010. 128

Exhibit 3.1.8 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed June 1, 2011. Exhibit 3.1.9 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed December 13, 2013. Exhibit 3.1.10 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed May 30, 2018. Exhibit 3.1.11 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed May 23, 2023. Exhibit 3.2 Amended and Restated By-laws of the Company Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed October 26, 2020. Exhibit 4.1 Description of Securities Incorporated herein by reference from Exhibit 4.1 to the Company’s Form 10-K, filed on February 26, 2021. Exhibit 4.2 Specimen Common Stock Certificate Incorporated herein by reference from Exhibit 4.1 to the Company’s Form 10-K, filed on March 17, 2014. Exhibit 4.3 Junior Subordinated Indenture Dated as of March 31, 2005, between the Company and Wilmington Trust Company, as Trustee (including the form of the Floating Rate Junior Subordinated Note, which appears in Section 2.1 thereof), incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K filed April 5, 2005. Exhibit 4.4 Guarantee Agreement Dated as of March 31, 2005 between the Company, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, incorporated herein by reference from Exhibit 10.2 to the Company’s Form 8-K filed April 5, 2005. Exhibit 4.5 Amended and Restated Trust Agreement Dated as of March 31, 2005, among the Company, as Depositor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee and the Administrative Trustees named therein, as Administrative Trustees (including exhibits containing the related forms of the SBCF Capital Trust I Common Securities Certificate and the Preferred Securities Certificate), incorporated herein by reference from Exhibit 10.3 to the Company’s Form 8- K filed April 5, 2005. Exhibit 4.6 Indenture Dated as of December 16, 2005, between the Company and U.S. Bank National Association, as Trustee (including the form of the Junior Subordinated Debt Security, which appears as Exhibit A to the Indenture), incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K filed December 21, 2005. Exhibit 4.7 Guarantee Agreement Dated as of December 16, 2005, between the Company, as Guarantor, and U.S. Bank National Association, as Guarantee Trustee, incorporated herein by reference from Exhibit 10.2 to the Company’s Form 8-K filed December 21, 2005. Exhibit 4.8 Amended and Restated Declaration of Trust Dated as of December 16, 2005, among the Company, as Sponsor, Dennis S. Hudson, III and William R. Hahl, as Administrators, and U.S. Bank National Association, as Institutional Trustee (including exhibits containing the related forms of the SBCF Statutory Trust II Common Securities Certificate and the Capital Securities Certificate), incorporated herein by reference from Exhibit 10.3 to the Company’s Form 8-K filed December 21, 2005. Exhibit 4.9 Indenture Dated June 29, 2007, between the Company and LaSalle Bank, as Trustee (including the form of the Junior Subordinated Debt Security, which appears as Exhibit A to the Indenture), incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K filed July 3, 2007. Exhibit 4.10 Guarantee Agreement Dated June 29, 2007, between the Company, as Guarantor, and LaSalle Bank, as Guarantee Trustee, incorporated herein by reference from Exhibit 10.2 to the Company’s Form 8-K filed July 3, 2007. 129

Exhibit 4.11 Amended and Restated Declaration of Trust Dated June 29, 2007, among the Company, as Sponsor, Dennis S. Hudson, III and William R. Hahl, as Administrators, and LaSalle Bank, as Institutional Trustee (including exhibits containing the related forms of the SBCF Statutory Trust III Common Securities Certificate and the Capital Securities Certificate), incorporated herein by reference from Exhibit 10.3 to the Company’s Form 8-K filed July 3, 2007. Exhibit 10.1 Executive Deferred Compensation Plan* Exhibit 10.2 Amended and Restated Directors Deferred Compensation Plan* Exhibit 10.3 2013 Incentive Plan* Incorporated herein by reference from Appendix A to the Company’s Proxy Statement on Form DEF 14A, filed April 9, 2013. Exhibit 10.4 Amended Seacoast Banking Corporation of Florida 2021 Incentive Plan* Incorporated herein by reference to Appendix C to the Company’s Definitive Proxy Statement on DEF 14A, filed with the Commission on April 10, 2023. Exhibit 10.5 Form of Change of Control Agreement with Charles Shaffer* Incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K, filed November 3, 2014. Exhibit 10.9 Employment Agreement with Charles Shaffer* Dated December 31, 2020 by and between the Company and Charles Shaffer, incorporated herein by reference from Exhibit 10.1 to the Company's Form 8-K, filed January 4, 2021. Exhibit 10.10 Supplemental Executive Retirement Agreement* Dated December 10, 2021, by and between Seacoast National Bank and Charles M. Shaffer, incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K, filed December 15, 2021. Exhibit 10.11 Change in Control Agreement* Dated January 20, 2021, by and between Tracey Dexter and Seacoast Banking Corporation of Florida incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K filed January 22, 2021. Exhibit 10.12 Amended Executive Employment Agreement Dated December 15, 2023 by and between Julie Kleffel and SBCF. Exhibit 10.13 Employment Agreement Dated December 15, 2023 by and between Austen Carroll and SBCF. Exhibit 21 Subsidiaries of Registrant Exhibit 23.1 Consent of Independent Registered Public Accounting Firm Exhibit 31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Exhibit 31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Exhibit 32.1** Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Section 111 the Emergency Economic Stability Act, as amended Exhibit 32.2** Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Section 111 the Emergency Economic Stability Act, as amended Exhibit 97.1 Compensation Recoupment Policy Exhibit 101 The following materials from Seacoast Banking Corporation of Florida’s Annual Report on Form 10-K for the year ended December 31, 2023 formatted in Inline XBRL: (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Shareholders' Equity and (vi) the Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags. 130

Exhibit 104 The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL. * Management contract or compensatory plan or arrangement. ** The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report on Form 10-K and are “furnished” to the Securities and Exchange Commission pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed “filed” by the Company for purposes of Section 18 of the Exchange Act. (b) Exhibits The response to this portion of Item 15 is submitted under item (a)(3) above. (c) Financial Statement Schedules None. Item 16. Form 10-K Summary Not applicable. 131

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SEACOAST BANKING CORPORATION OF FLORIDA (Registrant) By: /s/ Charles M. Shaffer Charles M. Shaffer Chairman and Chief Executive Officer Date: February 27, 2024 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Date /s/ Charles M. Shaffer February 27, 2024 Charles M. Shaffer, Chairman and Chief Executive Officer (principal executive officer) /s/ Tracey L. Dexter February 27, 2024 Tracey L. Dexter, Executive Vice President and Chief Financial Officer (principal financial and accounting officer) /s/ Dennis J. Arczynski February 27, 2024 Dennis J. Arczynski, Director /s/ Jacqueline L. Bradley February 27, 2024 Jacqueline L. Bradley, Director /s/ H. Gilbert Culbreth, Jr. February 27, 2024 H. Gilbert Culbreth, Jr, Director /s/ Christopher E. Fogal February 27, 2024 Christopher E. Fogal, Director /s/ Maryann Goebel February 27, 2024 Maryann Goebel, Director 132

Date /s/ Dennis S. Hudson, III February 27, 2024 Dennis S. Hudson, III, Director /s/ Robert J. Lipstein February 27, 2024 Robert J. Lipstein, Director /s/ Alvaro J. Monserrat February 27, 2024 Alvaro J. Monserrat, Director /s/ Thomas E. Rossin February 27, 2024 Thomas E. Rossin, Director 133

BR811707-0424-10K